AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 2003
                                                  REGISTRATION NO.  333-102452

================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                       ___________________________________

                               AMENDMENT NO. 1 TO
                                    FORM S-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       ___________________________________

                             AIR METHODS CORPORATION
             (Exact name of registrant as specified in its charter)
                       ___________________________________

              DELAWARE                                  84-0915893
    (State or other jurisdiction                     (I.R.S. Employer
  of incorporation or organization)                 Identification No.)

                                      4522
                (Primary Standard Industrial Classification Code)
                       ___________________________________

                                7301 SOUTH PEORIA
                            ENGLEWOOD, COLORADO 80112
                                 (303) 792-7400
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  AARON D. TODD
                             CHIEF OPERATING OFFICER
                             AIR METHODS CORPORATION
                                7301 SOUTH PEORIA
                            ENGLEWOOD, COLORADO 80112
                            TELEPHONE: (303) 792-7400
  (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                 With copies to:
                            LESTER R. WOODWARD, ESQ.
                            DAVIS GRAHAM & STUBBS LLP
                       1550 SEVENTEENTH STREET, SUITE 500
                             DENVER, COLORADO 80202
                            TELEPHONE: (303) 892-9400
                       ___________________________________


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   _______________________________________

                                       CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
                                                            Proposed         Proposed
                                            Amount          maximum           maximum
Title of each class of                      to be        offering price      aggregate         Amount of
securities to be registered             registered (1)   per share (2)    offering price   registration fee
-----------------------------------------------------------------------------------------------------------
Common Stock, $.06 par value per share         493,224  $           5.75  $     2,836,038  $     260.92 (3)
-----------------------------------------------------------------------------------------------------------

(1) Pursuant to Rule 416 under the Securities Act of 1933, there are also being registered such indeterminate number of additional shares of common stock as may be issuable upon exercise of the common stock purchase warrant described herein pursuant to the provisions thereof regarding adjustment for stock dividends, stock splits or similar events.

(2) The proposed maximum offering price per share and maximum aggregate offering price for the shares being registered hereby are calculated in accordance with Rule 457(c) under the Securities Act using the average of the high and low prices on January 7, 2003, as reported on the Nasdaq National Market.

(3) Registration fee previously paid with initial filing.



================================================================================

PROSPECTUS


                                 493,224 SHARES
                             AIR METHODS CORPORATION
                          COMMON STOCK, $0.06 PAR VALUE



                                ________________

     The 493,224 shares of common stock, $0.06 par value, offered by this registration statement are being offered from time to time by certain Air Methods Corporation stockholders. See "Selling Stockholders." The price at which the selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.

     Air Methods Corporation's common stock is listed on the NASDAQ National Market System under the symbol "AIRM." On January 17, 2003, the last reported sales price of our common stock on the NASDAQ National Market System was $5.95.

     FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is January ___, 2003.

     YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT. NEITHER WE NOR ANY OF THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER WE NOR ANY OF THE SELLING STOCKHOLDERS IS MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                                TABLE OF CONTENTS


                                                                         PAGE
                                                                         ----
SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2
RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4
FORWARD-LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . . . .    7
USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    8
MARKET PRICE OF DIVIDENDS FOR REGISTRANT'S COMMON EQUITY AND RELATED
     STOCKHOLDER MATTERS . . . . . . . . . . . . . . . . . . . . . . . .    8
THE OFFERING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    9
SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . . . . .   10
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
     OF OPERATIONS . . . . . . . . . . . . . . . . . . . . . . . . . . .   12
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK . . . . . . .   29
BUSINESS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   29
PROPERTIES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   33
MANAGEMENT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   35
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL  OWNERS AND MANAGEMENT. . . . .   41
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS . . . . . . . . . . . . .   43
SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . . . . . .   44
PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . . . . .   44
DESCRIPTION OF SECURITIES. . . . . . . . . . . . . . . . . . . . . . . .   46
LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   47
WHERE YOU CAN FIND MORE INFORMATION. . . . . . . . . . . . . . . . . . .   48
INDEX TO FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .  F-1

                                     SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the "Risk Factors" section and our financial statements and notes to those statements, before deciding whether to buy our common stock. As used in this prospectus, the terms the "Company," "we," "our," or "us" refer to Air Methods Corporation and its consolidated subsidiaries, taken as a whole, including Rocky Mountain Holdings, L.L.C. (RMH), unless the context otherwise indicates. As used in this prospectus, the term "Air Methods" refers to Air Methods Corporation and its consolidated subsidiaries, taken as a whole, prior to the acquisition of RMH.

     The Company is one of the largest providers of air medical emergency transport services and systems throughout the United States of America. The Company's community-based model (CBM) operations provide air medical transportation services in certain cities located in the continental United States. As of November 30, 2002, the Company's hospital-based model (HBM) operations provide air medical transportation services to hospitals located in 29 states under 49 operating agreements with original terms ranging from one to ten years. Under both CBM and HBM operations, the Company transports persons requiring intensive medical care from either the scene of an accident or general care hospitals to highly skilled trauma centers or tertiary care centers. The Company's Products Division designs, manufactures, and installs aircraft medical interiors and other aerospace products.

     On October 16, 2002, Air Methods acquired 100% of the membership interests of RMH, a Delaware limited liability company, from Rocky Mountain Holdings, Inc. and AMC Helicopters, Inc. for $33.6 million in cash. RMH provides air medical transport services throughout the United States under both CBM and HBM using a fleet of over 80 helicopters and fixed-wing aircraft. RMH also maintains a national dispatch and communications center in Omaha, Nebraska, and aircraft maintenance and overhaul operations at its Provo, Utah headquarters and in Greenville, South Carolina.

     In conjunction with this acquisition, we entered into (i) a senior revolving credit facility (Senior Credit Facility) providing for borrowings of up to $35 million subject to satisfaction of certain borrowing base criteria, and (ii) subordinated debt arrangements under which we have issued notes in the aggregate amount of $23 million (Subordinated Notes). As part of the subordinated debt arrangements, the holders of the Subordinated Notes, Prudential Capital Partners, L.P. (PCP) and Prudential Capital Partners Management Fund, L.P. (PCPMF), also received currently exercisable warrants to purchase 443,224 shares of the Company's common stock. This registration statement is being filed pursuant to the terms of an agreement with those warrant holders that requires, among other things, that the Company file and maintain effectiveness of a registration statement relating to the resale of the shares issuable upon the exercise of those warrants.

     The 493,224 shares of common stock, $0.06 par value, offered by this registration statement are being offered from time to time by the holders of our warrants described above and by certain other holders of our warrants (the Selling Stockholders) who may exercise their warrants and resell the common stock purchased through that exercise. We will not receive any of the proceeds from the sale of the Company's common stock by the Selling Stockholders.

     We were incorporated in 1987 as Cell Technology, Inc., a Delaware corporation, and changed our name to Air Methods Corporation in 1991. Our principal executive offices are located at 7301 South Peoria, Englewood, Colorado 80112, and our telephone number is (303) 792-7400. Our web site is http://www.airmethods.com. The information on our web site does not constitute part of this prospectus.

                                             SUMMARY FINANCIAL DATA OF AIR METHODS
                                   (Amounts in thousands except share and per share amounts)

                                         Nine Month Period Ended
                                         -----------------------
                                              September 30,                           Year Ended December 31,
                                         ------------------------  -----------------------------------------------------------
                                            2002         2001         2001         2000        1999        1998        1997
                                         ------------------------  -----------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                 (Unaudited)
                                              -----------
Revenue                                  $   82,987   $   67,489   $   92,096      75,293      57,258      48,699      38,977
Operating expenses:
  Operating                                  67,478       54,707       74,597      61,393      45,634      40,242      31,017
  General and administrative                  7,685        6,999        9,781       7,854       6,508       6,240       4,645
Other income (expense), net                  (1,172)      (1,349)      (1,770)     (1,889)     (1,926)     (1,960)     (1,619)
                                         ------------------------  -----------------------------------------------------------
Income before income taxes                    6,652        4,434        5,948       4,157       3,190         257       1,696
Income tax benefit (expense)                 (2,593)          --          615           -         255           -           -
                                         ------------------------  -----------------------------------------------------------
Net income                               $    4,059        4,434   $    6,563       4,157       3,445         257       1,696
                                         ========================  ===========================================================
Basic income per common share            $      .45          .53   $      .78         .50         .42         .03         .21
                                         ========================  ===========================================================
Diluted income per common share          $      .44          .52   $      .76         .49         .42         .03         .21
                                         ========================  ===========================================================
Weighted average number of shares
  of common stock outstanding - basic     9,090,782    8,391,852    8,421,671   8,334,445   8,219,601   8,202,668   8,121,395
                                         ========================  ===========================================================
Weighted average number of shares
  of common stock outstanding - diluted   9,250,558    8,605,986    8,659,302   8,559,389   8,222,187   8,449,904   8,188,547
                                         ========================  ===========================================================

                                             As of
                                             -----
                                         September 30,              As of December 31,
                                         --------------  ---------------------------------------
                                              2002        2001     2000    1999    1998    1997
                                         --------------  ---------------------------------------
BALANCE SHEET DATA:                        (Unaudited)
                                           -----------
Total assets                             $       97,990  $85,557  75,250  62,716  60,776  59,869
Long-term liabilities                            40,097   34,210  29,885  27,003  28,140  29,013
Stockholders' equity                             42,606   36,543  29,416  25,140  21,671  21,213

See also the proforma data reflecting the acquisition of RMH in "Selected Financial Data."

                                  RISK FACTORS

     BEFORE PURCHASING OUR SECURITIES YOU SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, THE FOLLOWING RISK FACTORS:

THE COMPANY'S RECENT ACQUISITION OF RMH MAY PRESENT CHALLENGES TO INTEGRATE SUCCESSFULLY.

     On October 16, 2002, Air Methods acquired RMH, one of its competitors, for $33.6 million, effectively doubling the size of its operations. While RMH is engaged in the same lines of business as Air Methods, it has operated in different geographic areas and under different procedures and protocols. While most of RMH's employees will remain as employees of the Company, few of its management level employees have remained with the Company. As with any large acquisition, a significant effort is required to assimilate the operations, financial and accounting methods and MIS systems, and to integrate key personnel, from the acquired business. This acquisition may cause disruptions in our operations and divert management's attention from day-to-day operations. We may not realize the anticipated benefits of this acquisition, our profitability may suffer due to acquisition related costs or unanticipated liabilities and our stock price may decrease if the financial markets assess that the acquisition was not accurately priced.

THE COMPANY IS HIGHLY LEVERAGED AND FUTURE CASH FLOW MAY NOT BE SUFFICIENT TO MEET OUR OBLIGATIONS.

     The Company is obligated under debt facilities providing for up to approximately $110 million of indebtedness, of which approximately $90 million was outstanding on November 30, 2002. Our substantial indebtedness could have important consequences for you. For example, if we fail to meet our payment obligations or otherwise default under the agreements governing our indebtedness, the lenders under those agreements will have the right to accelerate the indebtedness and exercise other rights and remedies against us. These rights and remedies include the rights to:

     -    repossess and foreclose upon the assets that serve as collateral,
     -    initiate judicial foreclosure against us,
     - petition a court to appoint a receiver for us or for substantially all of our assets, and
     - if we are insolvent, to initiate involuntary bankruptcy proceedings against us.

If our lenders exercise their rights and remedies, our assets may not be sufficient to repay our oustanding indebtedness, and there may be no assets remaining after payment of indebtedness to provide a return on our common stock.

OPERATING COVENANTS IN OUR LOAN AGREEMENTS RESTRICT OUR ABILITY TO TAKE CERTAIN ACTION AND FAILURE TO COMPLY WITH COVENANTS COULD LEAD TO DEFAULT.

     The Subordinated Notes and Senior Credit Facility, into which Air Methods entered to finance the acquisition of RMH, both contain restrictive financial and operating covenants, including restrictions on our ability to incur additional indebtedness, to exceed certain annual capital expenditure limits, and to engage in various corporate transactions such as mergers, acquisitions, asset sales and the payment of cash dividends. These restrictions in the lending arrangements will limit future growth through the limitation on capital expenditures and acquisitions, and may adversely impact our ability to implement our business plan. Events of default under these agreements include a change of control which is defined as (i) any person's becoming the beneficial owner of 40% or more of the Company's stock, (ii) directors of the Company at October 16, 2002, or directors approved by them, ceasing to comprise a majority of the

Company's board of directors, (iii) foreign persons in the aggregate owning or controlling 20% or more of the Company's voting stock, or (iv) the Company or any subsidiary that holds an air carrier certificate ceasing to be a citizen of the United States. Failure to comply with these covenants or to maintain the required financial ratios could result in an event of default and accelerate payment of the principal balances due under the Subordinated Notes and the Senior Credit Facility.

FLIGHT VOLUME MAY NEGATIVELY IMPACT OPERATING RESULTS.

     Historically, all Company CBM revenue and approximately 35% of HBM revenue have been dependent upon flight volume. Similarly, approximately 20% of Company operating expenses has varied with the number of hours flown. Poor visibility, high winds, and heavy precipitation can affect the safe operation of aircraft and therefore result in reduced number of flight hours due to the inability to fly during these conditions. Prolonged periods of adverse weather conditions could have an adverse impact on our operating results. The months from November through February tend to have lower flight volume due to weather conditions and other factors, resulting in lower flight revenue during these months. Flight volume for CBM and HBM operations can also be affected by the distribution of calls among competitors by local government agencies and the entrance of new competitors into a market.

COLLECTION RATES MAY NEGATIVELY IMPACT OPERATING RESULTS.

     The Company's CBM division invoices patients and their insurers directly for services rendered and recognizes revenue net of estimated contractual allowances. The level of bad debt expense is driven by collection rates on these accounts. The Company responds to calls for air medical transports without pre-screening the creditworthiness of the patients. Collectibility is affected by the number of uninsured or indigent patients transported and is, therefore, primarily dependent upon the health of the U.S. economy. Changes in estimated contractual allowances and bad debts are recognized based on actual collections in subsequent periods. A significant or sustained downturn in the U.S. economy could have an adverse impact on the Company's bad debt expense.

DEPENDENCE ON THIRD PARTY SUPPLIERS COULD HAVE A MATERIAL ADVERSE EFFECT.

     The Company currently obtains a substantial portion of its helicopter spare parts and components from Bell Helicopter, Inc. (Bell) and American Eurocopter Corporation (AEC), because its fleet is comprised primarily of Bell and AEC aircraft, and maintains supply arrangements with other parties for its engine and related dynamic components. While the Company believes that it will not be subject to material interruptions or delays in obtaining aircraft parts and components, it does not have an alternative source of supply for Bell, AEC, and certain other aircraft parts. Failure or significant delay by these vendors in providing necessary parts could, in the absence of alternative sources of supply, have a material adverse effect on the Company. Because of its dependence upon Bell and AEC for helicopter parts, the Company may also be subject to adverse impacts from unusually high price increases which are greater than overall inflationary trends. Increases in the Company's flight fees billed to its HBM customers are generally limited to changes in the consumer price index.

CHANGES IN DEPARTMENT OF DEFENSE FUNDING COULD ADVERSELY AFFECT OUR REVENUES.

     One of the significant projects historically for the Products Division, the HH-60L program, is dependent upon Department of Defense funding. Failure of the U.S. Congress to approve funding for the production of additional HH-60L units could have an adverse impact on Products Division revenue.

OUR OPERATIONS AND THE PRICE OF OUR SERVICES ARE SUBJECT TO A SIGNIFICANT NUMBER OF GOVERNMENT REGULATIONS. IF THESE REGULATIONS CHANGE OR IF WE FAIL TO COMPLY WITH THEM, OUR OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

     The air medical transportation services and products industry is subject to extensive regulation by governmental agencies, including the Federal Aviation Administration, which imposes significant compliance costs on the Company. In addition, reimbursement rates for air ambulance services established by governmental programs such as Medicare directly affect CBM revenue and indirectly affect HBM revenue from hospital customers. Changes in laws or regulations or reimbursement rates could have a material adverse impact on the Company's cost of operations or revenue from flight operations.

SIGNIFICANT FOREIGN OWNERSHIP MAY AFFECT OUR ABILITY TO CONDUCT BUSINESS AND WILL CONSTITUTE A DEFAULT UNDER OUR LOAN AGREEMENTS.

     Federal law requires that United States air carriers be citizens of the United States. For a corporation to qualify as a United States citizen, the president and at least two-thirds of the directors and other managing officers of the corporation must be United States citizens and at least 75 percent of the voting interest of the corporation must be owned or controlled by United States citizens. If we are unable to satisfy these requirements, our operating authority from the Department of Transportation may be revoked. Furthermore, under our loan agreements, an event of default occurs if less than 80 percent of our voting interest is owned or controlled by United States citizens. We are aware of one foreign person who holds approximately 7.3% of our common stock. Because the Company is unable to control the transfer of its stock, it is unable to assure that it can remain in compliance with these requirements in the future.

COMPETITION COULD REDUCE OUR MARKET SHARE AND IMPACT OPERATING RESULTS.

     HBM operations face significant competition from several national and regional air medical transportation providers for contracts with hospitals and other healthcare institutions. CBM operations also face competition from smaller regional carriers and alternative air ambulance providers such as sheriff departments. Operators generally compete on the basis of price, safety record, accident prevention and training, and medical capability of the aircraft. The Company's competition in the aircraft interior design and manufacturing industry comes primarily from two companies based in the United States and one in Europe. Competition is based mainly on product features, performance, price, and weight. There can be no assurance that the Company will be able to continue to compete successfully for new or renewing contracts in the future.

HAZARDS INHERENT IN THE AVIATION INDUSTRY AND LIMITATIONS OF INSURANCE MAY ADVERSELY IMPACT OUR OPERATIONS.

     Hazards are inherent in the aviation industry and may result in loss of life and property, thereby exposing the Company to potentially substantial liability claims arising out of the operation of aircraft. The Company may also be sued in connection with medical malpractice claims arising from events occurring during a medical flight. Under HBM operating agreements, hospital customers have agreed to indemnify the Company against liability arising out of medical malpractice claims and to maintain insurance covering such liability, but there can be no assurance that a hospital will not challenge the indemnification rights or will have sufficient assets or insurance coverage for full indemnity. In CBM operations, Company personnel perform medical procedures on transported patients, which may expose the Company to significant direct legal exposure to medical malpractice claims. The Company maintains general liability aviation insurance, aviation product liability coverage, and medical malpractice insurance, and believes that the level of coverage is customary in the industry and adequate to protect against claims. However, there can be no assurance that it will be sufficient to cover potential claims or that present levels of coverage will be available in the future at reasonable cost. A limited number of hull and liability insurance underwriters provide coverage for air medical operators. A significant downturn in insurance market conditions could have a material adverse effect on the Company's cost of operations. Approximately 40% of any increases in hull and liability insurance may be passed through to the Company's customers according to contract terms. The Company has from time to time in the past lost aircraft as a result of accidents. Any future losses could result in adverse publicity and interruption of air medical services to client hospitals, as well as adverse financial effects.

AUTHORIZED OR OUTSTANDING OPTIONS AND WARRANTS MAY DILUTE CURRENT STOCKHOLDERS.

     As of November 30, 2002, there were outstanding stock options to purchase approximately 612,538 shares of common stock with a weighted average exercise price of $4.82 and a weighted average duration of 3.0 years. In addition, as of November 30, 2002, there were outstanding warrants to purchase approximately 593,224 shares of common stock, including warrants to purchase 443,224 shares of common stock that were issued by the Company in connection with the Subordinated Notes, having an exercise price of $0.06 per share. Exercise of outstanding stock options or warrants will dilute the interest of common stockholders. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of the outstanding options or warrants can be expected to exercise them at a time when any needed capital may be able to be obtained on terms more favorable than those provided in the outstanding options or warrants.

RECRUITING AND RETAINING SKILLED EMPLOYEES IS AN IMPORTANT ASPECT OF OUR LABOR-INTENSIVE BUSINESS.

     An important aspect of the Company's operations is the ability to hire and retain employees who have advanced aviation, nursing, and other technical skills. In addition, our hospital contracts typically contain minimum certification requirements for our pilots and mechanics. Employees who meet these standards are in great demand and are likely to remain a limited resource in the foreseeable future. If we are unable to recruit and retain a sufficient number of these employees, our ability to maintain and grow our business could be negatively impacted.

                           FORWARD-LOOKING STATEMENTS

     Some information contained in this prospectus or any prospectus supplement may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements include comments regarding possible or assumed future results of the Company. The use of any of the words "anticipate," "continue," "estimate," "expect," "may," "will," "project," "should," "believe" and similar expressions are intended to identify uncertainties. We cannot assure you that these expectations will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and other factors set forth in this prospectus or any prospectus supplement:

     -    competitive pricing;

     - our ability to continue to participate in industry consolidation and to integrate successfully businesses we have or may acquire, including RMH;

     -    general economic conditions, including interest rates;

     - the outcome of legal proceedings to which we are or may become a party; and

     -    other factors described under "Risk Factors."

     Many of those factors are beyond our ability to control or predict. You should not unduly rely on these forward-looking statements. These statements speak only as of the date of this prospectus or the date of any prospectus supplement. All subsequent written and oral forward-looking statements attributable to us and persons acting on our behalf are qualified in their entirety by the cautionary statements contained in this section and elsewhere in this prospectus and any prospectus supplement.


                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of Company common stock by the Selling Stockholders. The common stock to be sold under this prospectus is issuable upon the exercise of warrants held by the Selling Stockholders. If the warrants held by the Selling Stockholders are fully exercised, we would receive approximately $270,343.44 from the purchase of Company common stock pursuant to the warrants, and such amount would be added to our working capital. See "The Offering."


            MARKET PRICE OF DIVIDENDS FOR REGISTRANT'S COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

     The Company's common stock is traded on the NASDAQ National Market System under the trading symbol "AIRM." The following table shows, for the periods indicated, the high and low closing prices for the Company's common stock. The quotations for the common stock represent prices between dealers and do not reflect adjustments for retail mark-ups, mark-downs or commissions, and may not represent actual transactions.

                                      HIGH    LOW
                                     ------  -----
                  2003
                  ----
                  First Quarter
                  (through 1-17-03)  $ 6.05  $5.64

                  2002
                  ----
                  First Quarter      $ 7.85  $6.04
                  Second Quarter      11.64   7.00
                  Third Quarter        8.76   5.23
                  Fourth Quarter       7.14   5.25

                  2001
                  ----
                  First Quarter      $ 4.00  $3.00
                  Second Quarter       4.00   3.03
                  Third Quarter        4.91   3.96
                  Fourth Quarter       6.23   4.40

     As of November 30, 2002, there were approximately 312 holders of record of the Company's common stock.

     The Company has not paid any cash dividends since its inception. Our Senior Credit Facility and the Subordinated Notes restrict us from paying dividends. The Company does not anticipate paying cash dividends to the holders of our common stock in the near future.

                                  THE OFFERING

     The Company is registering an aggregate of 493,224 shares of its common stock to be offered for sale by RCG Capital Markets Group, Inc. (RCG), Prudential Capital Partners, L.P. (PCP), and Prudential Capital Partners Management Fund, L.P. (PCPMF).

     In consideration for certain investor relations consulting and other services provided by RCG, the Company has issued to RCG two warrants. First, on June 29, 2000, the Company issued to RCG a warrant to purchase up to 25,000 shares of the Company common stock, at an exercise price of $3.15 per share. The right to purchase the shares under this warrant expires on July 1, 2005. This warrant is currently exercisable. Second, on August 7, 2002, the Company issued to RCG an additional warrant to purchase up to 25,000 shares of Company common stock, at an exercise price of $6.60 per share. One third of the warrant will vest on April 7, 2003, one third of the warrant will vest on the December 7, 2003, and the remaining one third will vest on August 7, 2004. The right to purchase the shares under this warrant expires on August 8, 2007. Prior to the purchase of the warrant in connection with these services, RCG did not hold any shares of the Company common stock. After the offering, assuming all offered shares are sold, RCG would hold no shares of the Company common stock. As of December 31, 2002, one control person of RCG owned 4,000 shares of Company common stock through a revocable trust.

     In connection with the issuance of $23 million aggregate principal amount of Subordinated Notes issued to PCP and PCPMF, on October 16, 2002, the Company issued to PCP a warrant to purchase up to 429,019 shares of the Company common stock and to PCPMF a warrant to purchase up to 14,205 shares of the Company common stock, each at an exercise price of $0.06 per share. The right to purchase these shares under both of these warrants expires on the later of October 16, 2008 or thirty days following notice of expiration sent by the Company. Each warrant is currently exercisable. This registration statement is being filed to comply with the terms of a stockholders' agreement, pursuant to which the Company agreed to file, by December 30, 2002, a registration statement relating to the resale of the shares, use its best efforts to have the registration statement be declared effective within 90 days of the earlier of the date this registration statement is filed and December 30, 2002 and remain effective until such time as the earlier of, among other things, the date on which all the securities issued to PCP, PCPMF, or their successors can be sold under Rule 144 of the Securities Act without volume limitations or have been sold. If the Company fails to comply with these registration requirements, it will be required to pay penalties to PCP and PCMF (allocated on the basis of their warrant ownership) at a rate equal to 0.25% per annum of the principal amount of the $23 million Subordinated Notes (calculated on the basis of a 360-day year) for the first 30 days after such failure to comply and increasing by an additional 0.25% per annum at the beginning of each subsequent 30-day period; provided that, at no time will the aggregate rate exceed 2.00% per annum. PCP and PCMF have agreed to waive any defaults under the terms of the Subordinated Notes arising as a result of the failure to file a registration statement through January 10, 2002, subject to the payment of the above described penalties by the Company. One representative of PCP and its affiliate, PCPMF, is permitted to participate in all Company board meetings as an observer. If the Company issues equity securities in the future (other than in a public offering), any holder of unexercised warrants is entitled to pre-emptive rights to participate in that offering to maintain the percentage ownership represented by the unexercised warrants. Prior to the purchase of the warrant in connection with the RMH financing transaction, neither PCP nor PCPMF owned any shares of the Company common stock. After the offering, assuming all offered shares are sold, neither PCP nor PCPMF would hold shares of the Company common stock.

                             SELECTED FINANCIAL DATA

     The following tables as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001, and the nine month periods ended September 30, 2002 and 2001, present selected consolidated financial information of the Company and its subsidiaries which has been derived from the consolidated financial statements of Air Methods included elsewhere in this prospectus. This selected financial data should be read in conjunction with the consolidated financial statements of Air Methods and notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations. The selected financial data as of December 31, 1999, 1998 and 1997 and for the years ended December 31, 1998 and 1997 is derived from consolidated financial statements not included in this prospectus.

                                             SELECTED FINANCIAL DATA OF AIR METHODS
                                   (Amounts in thousands except share and per share amounts)

                                          Nine Month Period Ended
                                         -------------------------
                                                September 30,                          Year Ended December 31,
                                         -------------------------  -----------------------------------------------------------
                                             2002         2001         2001         2000        1999        1998        1997
                                         -------------------------  -----------------------------------------------------------
STATEMENT OF OPERATIONS DATA:                   (Unaudited)
                                                -----------
Revenue                                  $    82,987   $   67,489   $   92,096      75,293      57,258      48,699      38,977
Operating expenses:
  Operating                                   67,478       54,707       74,597      61,393      45,634      40,242      31,017
  General and administrative                   7,685        6,999        9,781       7,854       6,508       6,240       4,645
Other income (expense), net                   (1,172)      (1,349)      (1,770)     (1,889)     (1,926)     (1,960)     (1,619)
                                         -------------------------  -----------------------------------------------------------

Income before income taxes                     6,652        4,434        5,948       4,157       3,190         257       1,696
Income tax benefit (expense)                  (2,593)          --          615           -         255           -           -
                                         -------------------------  -----------------------------------------------------------

Net income                               $     4,059        4,434   $    6,563       4,157       3,445         257       1,696
                                         =========================  ===========================================================

Basic income per common share            $       .45          .53   $      .78         .50         .42         .03         .21
                                         =========================  ===========================================================

Diluted income per common share          $       .44          .52   $      .76         .49         .42         .03         .21
                                         =========================  ===========================================================

Weighted average number of shares
 of common stock outstanding - basic       9,090,782    8,391,852    8,421,671   8,334,445   8,219,601   8,202,668   8,121,395
                                         =========================  ===========================================================

Weighted average number of shares
 of common stock outstanding - diluted     9,250,558    8,605,986    8,659,302   8,559,389   8,222,187   8,449,904   8,188,547
                                         =========================  ===========================================================

                                            As of
                                            -----
                                         September 30,              As of December 31,
                                         --------------  ---------------------------------------
                                              2002        2001     2000    1999    1998    1997
                                         --------------  ---------------------------------------
BALANCE SHEET DATA:                       (Unaudited)
                                          -----------
Total assets                             $       97,990  $85,557  75,250  62,716  60,776  59,869
Long-term liabilities                            40,097   34,210  29,885  27,003  28,140  29,013
Stockholders'/members' equity                    42,606   36,543  29,416  25,140  21,671  21,213

                    UNAUDITED PRO FORMA FINANCIAL INFORMATION
                             (Amounts in thousands)

     The following unaudited pro forma financial information as of and for the nine-month period ended September 30, 2002 and for the year ended December 31, 2001 is based on Air Methods' historical consolidated financial statements and those of RMH included elsewhere in this prospectus and have been prepared assuming that our purchase of certain assets of RMH occurred on January 1, 2001. The unaudited pro forma financial information and accompanying notes are based upon, and should be read in conjunction with, Air Methods' and RMH's consolidated financial statements and the notes thereto and the pro forma financial statements and notes thereto included elsewhere in this prospectus. Such information is not necessarily indicative of either future results of operations or the results that might have occurred if the RMH acquisition had occurred on January 1, 2001. The unaudited pro forma adjustments are based on available information and upon assumptions that management believes are reasonable. The historical interim financial data as of September 30, 2002 and for the nine months ended September 30, 2002 is unaudited; however, in the opinion of the Company, the historical interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the historical results of the interim period.


                                               Year Ended December 31, 2001
                               ---------------------------------------------------------
                                         Historical
                               ---------------------------------------------------------
                                                           Pro forma           Pro forma
                                Air Methods      RMH      adjustments          combined
                               ---------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Revenue                        $     92,096      87,880        11,832  (1)      191,808
Operating expenses:
  Operating                          74,597      77,367        13,106(2)(6)(11) 165,070
  General and administrative          9,781       4,688          (357) (3)       14,112
Other income (expense), net          (1,770)     (3,176)       (4,421) (4)       (9,367)
                               ---------------------------------------------------------

Income before income taxes            5,948       2,649        (5,338)            3,259
Income tax benefit                      615          --         1,049  (5)        1,664
                               ---------------------------------------------------------

Net income                     $      6,563       2,649        (4,289)            4,923
                               =========================================================

                                             Nine Months Ended September 30, 2002
                                -----------------------------------------------------------
                                        Historical
                                -----------------------------------------------------------
                                                            Pro forma             Pro forma
                                 Air Methods      RMH      adjustments            combined
                                -----------------------------------------------------------
                                       (Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue                         $     82,987      77,042        13,723   (1)       173,752
Operating expenses:
  Operating                           67,478      65,475        14,830(4)(6)(11)   147,783
  General and administrative           7,685       4,836        (1,851)  (7)        10,670
Other income (expense), net           (1,172)     (2,225)       (3,135)  (4)        (6,532)
                                -----------------------------------------------------------

Income before income taxes             6,652       4,506        (2,391)              8,767
Income tax benefit (expense)          (2,593)         --          (825)  (5)        (3,418)
                                -----------------------------------------------------------

Net income                      $      4,059       4,506        (3,216)              5,349
                                ===========================================================

                                               As of September 30, 2002
                                -------------------------------------------------------
                                        Historical
                                -------------------------------------------------------
                                                            Pro forma         Pro forma
                                Air Methods      RMH       adjustments        combined
                                -------------------------------------------------------
                                        (Unaudited)
BALANCE SHEET DATA:
Total assets                   $      97,990       81,092       29,669  (8)     208,751
Long-term liabilities                 40,097       31,700       50,164  (9)     121,961
Stockholders'/members' equity         42,606       31,069      (28,872) (10)     44,803

Notes to Unaudited Pro Forma Financial Information

(1) RMH recorded revenues net of bad debt expense. Reverse elimination of RMH bad debt expense; eliminate sales of medical interiors from Air Methods to RMH, record gain on sale of property and equipment.

(2) Eliminate sales of medical interiors from Air Methods to RMH; eliminate amortization of RMH goodwill; adjust depreciation to reflect the change in the acquired aircraft basis and an average estimated remaining life of 15 years, add bad debt expense as operating expense.

(3) Eliminate management fees paid by RMH to its owners prior to the acquisition.

(4) Record interest expense on revolving credit facility draw downs and senior subordinated notes used to finance the acquisition; record amortization of stock purchase warrants issued in connection with the senior subordinated notes; eliminate interest expense on certain Air Methods and RMH debt paid in full on the acquisition date; record amortization of debt origination costs over the terms of the debt instruments; reclassify gain on sale of property and equipment from other income to revenue.

(5)  Record estimated income tax provision at 39% effective tax rate.

(6) RMH did not classify bad debt expense as an operating expense. Add RMH bad debt expense to operating expenses; eliminate sales of medical interiors from Air Methods to RMH; adjust depreciation to reflect the change in the acquired aircraft basis and an average estimated remaining life of 15 years; reclassify loss on sale of property and equipment from other expense to operating expense.

(7) Eliminate management fees paid by RMH to its owners prior to the acquisition; eliminate expenses incurred by RMH related to the acquisition, including equity appreciation rights expense of $1,348,000 for which the obligation to pay was triggered by the acquisition in 2002.

(8) Eliminate RMH goodwill; record estimated costs incurred in relation to the acquisition, consisting of $2.6 million of debt origination costs and $1 million of transaction closing costs; eliminate RMH accumulated depreciation and adjust RMH fixed assets to estimated fair market value based on the RMH sale.

(9) Record revolving credit facility draw downs and $23 million in senior subordinated notes used to finance the acquisition; record issuance of stock purchase warrants to acquire 443,224 shares of the Company's common stock; record payment of certain Air Methods and RMH notes as a condition of closing for the acquisition; record initial accrued overhaul and parts replacement reserve for RMH aircraft to conform to the accrual method of accounting used by Air Methods; record additional consideration for the acquisition which the Company believes is probable to be paid to the sellers dependent upon certain RMH future cash receipts.

(10) Eliminate RMH equity balances; record issuance of stock purchase warrants issued in connection with the senior subordinated notes.

(11) The Company accounts for aircraft maintenance expense on an accrual basis while RMH has accounted for aircraft maintenance expense on an as incurred basis. Even though the Company does not expect these differences in accounting treatment to be significant to its results of operations, such differences have not been quantified and are not reflected in the pro forma financial statements.


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

     The following discussion of the results of operations and financial condition should be read in conjunction with Air Methods' consolidated financial statements and notes thereto appearing elsewhere in this filing.

RESULTS OF OPERATIONS

For the Nine Months Ended September 30, 2002 As Compared To the Nine Months Ended September 30, 2001

     Air Methods reported net income of $4,059,000 for the nine months ended September 30, 2002 compared to net income of $4,434,000 for the same period in 2001. Net income for the nine months ended September 30, 2002 reflected income tax expense at an effective rate of 39%. For the nine months ended September 30, 2001, income tax expense, as calculated at the statutory rate, including estimated state income tax effect, was offset by recognition of deferred tax assets for which a valuation allowance had previously been provided.

     Flight revenue increased $16,413,000, or 27.1%, from $60,479,000 for the nine months ended September 30, 2001 to $76,892,000 for the same period in 2002. Flight revenue is generated by both CBM and HBM operations and is recorded net of contractual allowances under agreements with third-party payers and Medicare/Medicaid discounts.

     - CBM - Flight revenue increased 35.4% to $45,042,000 for the nine months ended September 30, 2002 compared to the same period in 2001 for the following reasons:
          - Purchase of the operating rights of another air ambulance service provider in the Las Vegas metropolitan area in December 2001, resulting in the expansion of operations to a third base in the region. Transport volume for all CBM operations in the Las Vegas region increased 141.7% in the nine months ended September 30, 2002, compared to the same period in 2001. Flight volume for the region in the third quarter of 2002 was adversely impacted as the result of an accident which destroyed one of Air Methods' aircraft in September 2002. Determination of the cause of the accident is still pending review by the National Transportation Safety Board. Following the accident, all three of the Las Vegas bases were temporarily closed. By the end of the third quarter, two of the three bases were back in operation. The third base went back into service in December 2002.
          - Increase of 10.7% in transport volume for CBM operations in California for the nine months ended September 30, 2002, attributable primarily to favorable weather conditions in 2002 and to the expansion of operations to a fifth base within the Los Angeles metropolitan area in March 2002.
          - Increase of 8.1% in transport volume for CBM operations in the St. Louis metropolitan area for the nine months ended September 30, 2002. Air Methods opened operations during the second quarter of 2002 at an additional base in the St. Louis region.
          - Total volume for all CBM operations increased from approximately 6,800 patient transports in the nine months ended September 30, 2001, to 8,200 in the nine-month period ended September 30, 2002.
          - Price increase for CBM operations in California and Nevada effective October 1, 2001.
          - Price increase for CBM operations in the St. Louis region effective January 1, 2002.

     - HBM - Flight revenue increased 17.0% to $31,850,000 for the nine months ended September 30, 2002 compared to the same period in 2001 for the following reasons:
          - Revenue of approximately $3,765,000 for the nine months ended September 30, 2002 was generated by the addition of two new contracts in the last half of 2001 and two new contracts in 2002.
          - Annual price increases in the majority of contracts with hospital clients based on changes in hull insurance rates and in the Consumer Price Index.

          - Increase of 6.9% in flight volume, excluding the impact of new contracts, in the nine months ended September 30, 2002, compared to the same period in 2001.

     Sales of medical interiors and products decreased $607,000, or 10.8%, from $5,609,000 for the nine months ended September 30, 2001 to $5,002,000 for the same period in 2002. Significant projects in 2002 included the completion of five HH-60L Multi-Mission Medevac Systems for the U.S. Army and manufacture of medical interiors or multi-functional interior components for six commercial customers. In the first quarter of 2002, Air Methods began development of a litter system for the U.S. Army's Medical Evacuation Vehicle (MEV). Production of 42 MEV units began in the second quarter. Revenue by product line for the nine months ended September 30, 2002 was as follows:

     -    $808,000 - design and manufacture of multi-mission interiors
     - $2,248,000 - manufacture and installation of modular, multi-functional interiors
     -    $1,946,000 - design and manufacture of other aerospace products

     Significant projects in 2001 included manufacture of two Multi-Mission Medevac Systems for a public service customer and manufacture of medical interiors or multi-functional interior components for ten commercial customers. In the third quarter of 2001, Air Methods also began production of five HH-60L Multi-Mission Medevac Systems for the U.S. Army. Revenue by product line for the nine months ended September 30, 2001, was as follows:

     -    $2,641,000 - design and manufacture of multi-mission interiors
     - $2,688,000 - manufacture and installation of modular, multi-functional interiors
     -    $280,000 - design and manufacture of other aerospace products

     Cost of medical interiors and products decreased 14.8% to $3,444,000 for the nine months ended September 30, 2002 compared to the same period in 2001. The changes are consistent with the changes in related product revenue over the same periods.

     Parts and maintenance sales and services decreased 15.3% to $1,005,000 for the nine months ended September 30, 2002 compared to the same period in 2001. Parts sales in the nine months ended September 30, 2001 included $183,000 for the sale of an autopilot system to an HBM customer. Cost of parts and maintenance sales and services for the nine months also decreased accordingly.

     In the nine months ended September 30, 2002, Air Methods recognized net losses totaling $51,000 on the disposition of assets, including a loss of $65,000 on a Bell 222 helicopter damaged in an accident. In the nine months ended September 30, 2001, Air Methods recognized a gain of $110,000 on the sale of a fixed wing aircraft which was no longer utilized in the fleet.

     Flight center costs (consisting primarily of pilot, mechanic, and medical staff salaries and benefits) increased 22.9% to $25,586,000 for the nine months ended September 30, 2002 compared to the same period in 2001. Changes by business segment are as follows:

     - CBM - Flight center costs increased 26.7% to $13,225,000 for the nine months ended September 30, 2002 compared to the same period in 2001 for the following reasons:
          - Approximately $1,628,000 for the nine months ended September 30, 2002, for the addition of personnel to staff new base locations described above.
          - Increase in the cost of employee health insurance coverage paid by Air Methods.
          -    Increases in salaries for merit pay raises.

     - HBM - Flight center costs increased 19.1% to $12,361,000 for the nine months ended September 30, 2002 compared to the same period in 2001 for the following reasons:
          - Approximately $1,479,000 for the nine months ended September 30, 2002, for the addition of personnel to staff new base locations described above.
          -    Increases in salaries for merit pay raises.

     Aircraft operating expenses increased 26.6% to $18,931,000 for the nine months ended September 30, 2002 compared to the same period in 2001. Aircraft operating expenses consist of fuel, insurance, and maintenance costs and generally are a function of the size of the fleet, the type of aircraft flown, and the number of hours flown. The increase in costs is due to the following:

     - Addition of three helicopters for CBM operations at the beginning of 2002. Resulting increases in maintenance and insurance costs were approximately $557,000 for the nine months ended September 30, 2002.
     - Addition of four fixed wing aircraft for HBM operations during the third quarter of 2001 and four helicopters and two fixed wing aircraft during 2002. Resulting increases in maintenance and insurance costs were approximately $1,164,000 for the nine months ended September 30, 2002.
     - Increase in the standard cost for overhaul of BK117 helicopter transmissions by the equipment manufacturer.
     - Hull and liability insurance rate increases of approximately 8% effective July 2001 and 20% effective July 2002, due to overall insurance market conditions.
     - Increase of approximately $26,000 per month in insurance premiums for war risk coverage effective October 1, 2001, through June 30, 2002, as a result of the events surrounding September 11, 2001. Subsequent to June 30, 2002, war risk coverage was included in the composite hull insurance rate.

     Aircraft rental expense increased 26.3% to $3,652,000 for the nine months ended September 30, 2002 compared to the same period in 2001. Rental expense related to seven leased aircraft added to Air Methods' fleet during 2002 totaled $1,152,000 for the nine months ended September 30, 2002. The increase for new aircraft was offset in part during the nine-month period by the discontinuation of a short-term lease for an aircraft used in Air Methods' backup fleet during 2001 and by the purchase of an aircraft previously included in Air Methods' HBM fleet under an operating lease.

     Depreciation and amortization expense increased 7.2% to $4,221,000 for the nine months ended September 30, 2002 compared to the same period in 2001. The nine months ended September 30, 2002, included $376,000 of amortization on a non-compete agreement related to the purchase of the operating rights of another air ambulance provider in the Las Vegas region in December 2001. Air Methods also recorded depreciation expense on a previously leased aircraft which was acquired in the third quarter of 2002. Expenses in 2001 included two months of amortization of a non-compete agreement related to the buyout of another air ambulance service provider in San Diego. Amortization of this agreement was completed in February 2001. In addition, expenses in the nine months ended September 30, 2001, included $165,000 of goodwill amortization compared to none in 2002, as a result of the adoption of Statement 142 effective January 1, 2002.

     Bad debt expense increased 53.2% to $10,588,000 for the nine months ended September 30, 2002 compared to the same period in 2001, due primarily to the increase in flight revenue for CBM operations and lower collection rates. Bad debt expense as a percentage of related net flight revenue also increased from 20.8% for the nine months ended September 30, 2001 to 23.5% for the nine months ended September 30, 2002. Air Methods believes the decrease in the collection rate for CBM operations is due to general recessionary trends in the economy and to changes in previous collectibility estimates. Bad debt expense related to HBM operations and Products Division was not significant in either 2002 or 2001.

     General and administrative expenses increased 9.8% to $7,685,000 for the nine months ended September 30, 2002 compared to the same period in 2001. The change for the nine-month period reflects an expanded marketing effort for CBM operations in both the Los Angeles and St. Louis metropolitan areas designed to increase transport volume. Other factors contributing to the growth in general and administrative expenses for the nine-month period are merit pay and incentive compensation increases and increases in administrative staffing in anticipation of the acquisition of RMH and to manage the expanded employee base with the addition of new bases.

     Air Methods recorded income tax expense of $2,593,000 at an effective rate of 39% in the nine months ended September 30, 2002, and no tax provision in the nine months ended September 30, 2001. During 2001, income tax expense, as calculated at the statutory rate including estimated state income tax effect, was offset by recognition of deferred tax assets for which a valuation allowance had previously been provided.

Year Ended December 31, 2001 Compared to 2000

     Air Methods reported net income of $6,563,000 for the year ended December 31, 2001, compared to $4,157,000 for the year ended December 31, 2000.

     Flight revenue increased $15,096,000, or 22.5%, from $67,192,000 for the year ended December 31, 2000, to $82,288,000 for the year ended December 31, 2001. Flight revenue is generated by both HBM and CBM operations and is recorded net of contractual allowances under agreements with third-party payers.

     - CBM - Flight revenue increased 34.7% to $45,407,000 for the year ended December 31, 2001 compared to the prior year for the following reasons:
          - Acquisition of ARCH in April 2000. Flight revenue for ARCH for the year ended December 31, 2001, totaled $19,497,000, compared to $11,604,000 from the acquisition date through December 31, 2000. ARCH also expanded operations to one new location in the second quarter of 2001.
          -    Purchase of the operating rights of another air ambulance service provider in the Las Vegas metropolitan area in December 2001.
          -    Increase of approximately 3% in the average transport charge for
               CBM operations in California effective September 2000.
          -    Increase of approximately 10.7% in transport volume for CBM operations at continuing bases in California and Nevada.

     - HBM - Flight revenue increased 10.7% to $36,881,000 for the year ended December 31, 2001 compared to the prior year for the following reasons:
          - Revenue of approximately $2,834,000 generated by the addition of a new contract in August 2001 and the expansion of three existing contracts to new satellite locations in 2001. The resulting increase in revenue was offset in part by the discontinuation of one contract in July 2000 and another in October 2001.
          - Annual price increases in the majority of contracts based on changes in hull insurance rates and in the Consumer Price Index.
          - Increase of 6.9% in flight volume for continuing contracts compared to the prior year.

     Sales of medical interiors and products increased $1,155,000, or 17.8%, from $6,500,000 for the year ended December 31, 2000, to $7,655,000 for the year ended December 31, 2001. Significant projects in 2001 included manufacture of two Multi-Mission Medevac Systems for a public service customer, medical interiors or multi-functional interior components for ten commercial customers, and five HH-60L (formerly known as UH-60Q) Multi-Mission Medevac Systems for the U.S. Army. Revenue by product line for the year ended December 31, 2001, was as follows:

     - $3,766,000 - manufacture and installation of modular, multi-functional interiors
     -    $3,578,000 - manufacture of multi-mission interiors
     -    $311,000 - design and manufacture of other aerospace products

     Significant projects in 2000 included completion of six UH-60Q Multi-Mission Medevac Systems for the U.S. Army and design work on SCITS for the U.S. Air Force, as well as manufacture of medical interiors or multi-functional interior components for eight commercial customers. Revenue by product line for the year ended December 31, 2000, was as follows:

     - $3,238,000 - manufacture and installation of modular, multi-functional interiors
     -    $2,308,000 - manufacture of multi-mission interiors
     -    $954,000 - design and manufacture of other aerospace products

     Cost of medical interiors and products increased by 20.9% to $5,556,000 for the year ended December 31, 2001 compared to the previous year, reflecting the change in sales volume over the same period.

     Parts and maintenance sales and services increased 62.3% to $1,806,000 for the year ended December 31, 2001 compared to the prior year, primarily due to the sale of aircraft spare parts by Air Methods' HBM operations to a single customer. Cost of parts and maintenance sales and services for the year also increased accordingly.

     In the year ended December 31, 2001, Air Methods recognized a gain of $110,000 on the sale of a fixed wing aircraft which was no longer utilized in the fleet. In the year ended December 31, 2000, Air Methods recognized net gains totaling $343,000 on the disposition of assets, including $330,000 from an insurance settlement for one of Air Methods' helicopters damaged in an accident.

     Flight center costs (consisting primarily of pilot, mechanic, and medical staff salaries and benefits) increased 24.5% to $28,288,000 for the year ended December 31, 2001 compared to the prior year. Changes by business segment are as follows:

     - CBM - Flight center costs increased 35.6% to $14,139,000 for the year ended December 31, 2001 compared to the prior year for the following reasons:
          - Acquisition of ARCH in April 2000. Flight center costs related to ARCH for the year ended December 31, 2001, totaled $5,695,000, compared to $3,675,000 from the acquisition date through December 31, 2000. ARCH also added personnel to staff the new base opened in 2001.
          - Addition of personnel to staff one base location opened during the second quarter of 2000 and one during the second quarter of 2001.
          - Increases in supplemental contributions to the employee defined contribution retirement plan effective July 2000 and January 2001. Contributions increased 0.5% of salaries effective July 2000 and an additional 0.5% effective January 2001.
          -    Increases in salaries for merit pay raises.

     - HBM - Flight center costs increased 15.2% to $14,149,000 for the year ended December 31, 2001 compared to the prior year for the following reasons:
          - Addition of personnel to staff the new base locations described above.
          - Increases in supplemental contributions to the employee defined contribution retirement plan as described above.
          - Increase of approximately 21% in the cost of employee health insurance coverage paid by Air Methods.
          -    Increases in salaries for merit pay raises.

     Aircraft operating expenses increased 14.7% to $20,222,000 for the year ended December 31, 2001 compared to the prior year. Aircraft operating expenses consist of fuel, insurance, and maintenance costs and generally are a function of the size of the fleet, type of aircraft flown, and number of hours flown. The increase in costs is due to the following:

     - Acquisition of ARCH in April 2000. Expenses for the ARCH fleet totaled $3,474,000 for the year ended December 31, 2001, compared to $2,203,000 from the acquisition date through December 31, 2000.
     - Addition of five fixed wing aircraft and two Bell 407 helicopters for HBM operations during 2001.
     - Increase in on-condition costs for maintenance on Air Methods' Bell 407 fleet as four aircraft were subject to a 2500-hour airframe inspection during the year compared to only one in the prior year.
     - Increase of approximately 8% in hull and liability insurance rates effective July 2001, due to overall insurance market conditions.
     - Increase of approximately $26,000 per month in insurance premiums for war risk coverage effective October 1, 2001, as a result of the events surrounding September 11, 2001.

     Aircraft rental expense increased 18.8% to $3,772,000 for the year ended December 31, 2001 compared to the prior year. Lease expense for ARCH aircraft totaled $1,184,000 for the year ended December 31, 2001, compared to $728,000 from the acquisition date through December 31, 2000. In addition, two other leased aircraft, including one under a month-to-month lease which terminated mid-year 2001, were added to the backup fleet for HBM operations in the fourth quarter of 2000.

     Depreciation and amortization expense decreased 4.5% to $5,239,000 for the year ended December 31, 2001 compared to the prior year. Expenses in 2001 included two months of amortization of a non-compete agreement related to the buyout of another air ambulance service provider in San Diego, compared to twelve months in 2000. The agreement became fully amortized in the first quarter of 2001. The increase in depreciation for the addition of ARCH's buildings and equipment was offset in 2001 by the elimination of depreciation on aircraft medical interiors, rotable equipment, and other assets which are fully depreciated.

     Bad debt expense increased 45.1% to $9,714,000 for the year ended December 31, 2001 compared to the prior year due primarily to the increase in flight revenue for CBM operations. The year ended December 31, 2001, included $3,740,000 for bad debt expense related to ARCH operations compared to $2,784,000 recorded from the acquisition date through December 31, 2000. For CBM operations in California and Nevada, bad debt expense as a percentage of related net flight revenue increased from 19.9% in 2000 to 21.3% in 2001, while decreasing from 24.0% to 19.2% for CBM operations in Missouri and Illinois over the same period. Air Methods believes the decrease in the collection rate for western CBM operations is due to general recessionary trends in the economy. The improvement in the collection rate for eastern CBM operations is due to stronger collections than originally anticipated at the acquisition of ARCH in April 2000. Bad debt expense related to HBM operations and Products Divisions was not significant in either 2001 or 2000.

     General and administrative expenses increased 24.5% to $9,781,000 for the year ended December 31, 2001 compared to the prior year reflecting the impact of the ARCH transaction. Excluding ARCH expenses, general and administrative expenses increased 13.0%, primarily due to additional support for expanded operations, merit pay increases, and changes in employee benefits (retirement plan contributions and health insurance premiums) as discussed more fully above in the analysis of flight center costs.

     Air Methods recognized a tax benefit of $615,000 in 2001 and no tax expense or benefit in 2000 primarily due to recognition of deferred tax assets for which a valuation allowance had previously been provided. In 2000 and 2001, Air Methods had taxable earnings for consecutive tax years for the first time in its history. Based on the expected trend in taxable earnings, the majority of the valuation allowance against deferred tax assets was reversed in 2001. As of December 31, 2001, a valuation allowance has been provided for net operating loss carryforwards which are not expected to be realized prior to expiration. Based on management's assessment, realization of net deferred tax assets through future taxable earnings is considered more likely than not, except to the extent valuation allowances are provided.

Year Ended December 31, 2000 Compared to 1999

     Air Methods reported net income of $4,157,000 for the year ended December 31, 2000, compared to $3,445,000 for the year ended December 31, 1999.

     Flight revenue increased $16,446,000, or 32.4%, from $50,746,000 for the year ended December 31, 1999, to $67,192,000 for the year ended December 31, 2000. Flight revenue for CBM operations increased 74.6% for the year ended December 31, 2000, compared to 1999, primarily due to the acquisition of ARCH in April 2000. Flight revenue for ARCH totaled $11,604,000 from the acquisition date through December 31, 2000. Absent the impact of the ARCH acquisition, flight revenue for the CBM increased 14.4% for the year due to revenue of $1,185,000 from 2 new locations opened in 2000 and to an increase in transport volume of approximately 12% during 2000 compared to 1999. Flight revenue for HBM operations increased 6.5% for the year ended December 31, 2000, primarily due to revenue of approximately $1,800,000 from new or expanded contracts and to annual price increases in contracts with hospital clients, offset in part by the expiration of a contract in July 2000. Flight volume for continuing contracts also increased approximately 5% in 2000.

     Sales of medical interiors and products increased $1,519,000, or 30.5%, from $4,981,000 for the year ended December 31, 1999, to $6,500,000 for the year ended December 31, 2000. Significant projects in 2000 included completion of six UH-60Q Multi-Mission Medevac Systems for the U.S. Army and design work on a SCITS for the U.S. Air Force, as well as manufacture of medical interiors or multi-functional interior components for eight commercial customers. Revenue by product line for the year ended December 31, 2000, was as follows:

     - $3,238,000 - manufacture and installation of modular, multi-functional interiors
     -    $2,308,000 - manufacture of multi-mission interiors
     -    $954,000 - design and manufacture of other aerospace products

     Significant projects in 1999 included design and manufacture of SCITS units for the U.S. Air Force and manufacture of multi-functional interiors for six Bell helicopters and one MD902 helicopter. Air Methods also began production of six UH-60Q Multi-Mission Medevac Systems in the third quarter of 1999. Revenue by product line for the year ended December 31, 1999, was as follows:

     - $2,480,000 - manufacture and installation of modular, multi-functional interiors
     -    $985,000 - manufacture of multi-mission interiors
     -    $1,516,000 - design and manufacture of other aerospace products

     Cost of medical interiors and products increased by 20.7% to $4,597,000 for the year ended December 31, 2000 compared to the prior year. The increase is consistent with the increase in related product revenue over the same period. In addition, the average net margin earned on projects during 2000 was 28% compared to 24% in 1999, primarily due to the maturity of product lines manufactured in 2000.

     Parts and maintenance sales and services decreased 17.8% to $1,092,000 for the year ended December 31, 2000 compared to the prior year, due to a decrease in sales volume. Cost of parts and maintenance sales and services for the year also decreased accordingly.

     In the year ended December 31, 2000, Air Methods recognized net gains totaling $343,000 on the disposition of assets, including $330,000 from an insurance settlement for one of Air Methods' helicopters damaged in an accident.

     Flight center costs (consisting primarily of pilot, mechanics, and medical staff salaries and benefits) increased 40.5% to $22,713,000 for the year ended December 31, 2000, compared to the prior year. Flight center costs related to ARCH totaled $3,675,000 from the acquisition date through year-end. Without the effect of the ARCH acquisition, CBM flight center costs increased 21.6% for the year due to the addition of personnel to staff two new base locations opened during the year and increases in salaries for merit pay raises. Air Methods also increased matching and supplemental contributions to the employee defined contribution retirement plan in July 1999 and again in January 2000. Flight center costs for HBM operations increased 15.7% for the year primarily due to the addition or expansion of hospital contracts, merit pay raises, and increases in retirement plan contributions.

     Aircraft operating expenses increased 32.6% to $17,635,000 for the year ended December 31, 2000 compared to the prior year. Aircraft operating expenses consist of fuel, insurance, and maintenance costs and generally are a function of the size of the fleet, type of aircraft flown, and number of hours flown. Air Methods added 13 aircraft to its fleet since the prior year, including 6 helicopters and 2 fixed wing aircraft added as a result of the ARCH acquisition. Excluding the effect of the ARCH fleet, aircraft operating expenses increased 16.1% in 2000. Aircraft maintenance costs increased due to additions to the fleet and to growth in flight volume, as well as to the expiration of the warranty period for most of Air Methods' Bell 407 helicopters and to increased expenditures for on-condition aircraft parts. In addition, Air Methods' hull and liability insurance rates increased approximately 20% effective July 1, 2000, due to generally hardening insurance market conditions.

     Aircraft rental expense increased 62.0% to $3,176,000 for the year ended December 31, 2000 compared to the prior year. Lease expense for ARCH aircraft totaled $728,000 from the acquisition date through December 31, 2000. Lease expense related to five other new aircraft totaled $602,000 for 2000. The impact of adding new aircraft was offset in part by the refinance of two helicopter leases and expiration of two other lease agreements during 1999.

     Depreciation and amortization expense increased 6.1% to $5,485,000 for the year ended December 31, 2000 compared to the prior year reflecting the addition of ARCH's buildings and equipment and a Bell 222 helicopter to the fleet for CBM operations.

     Bad debt expense increased 72.5% to $6,695,000 for the year ended December 31, 2000 compared to the prior year, reflecting the acquisition of ARCH in April 2000. Bad debt expense related to ARCH flight revenue totaled approximately $2,784,000 from the acquisition date through year-end. Bad debt expense related to CBM operations in California and Nevada remained unchanged as improved collection rates offset the increase in flight volume. Bad debt expense related to HBM operations and the Products Division was not significant in either 2000 or 1999.

     General and administrative expenses increased 20.7% to $7,854,000 for the year ended December 31, 2000, compared to the prior year, reflecting the impact of the ARCH transaction. Excluding ARCH expenses, general and administrative expenses increased 7.5%, primarily due to merit pay increases and changes in administrative staffing to manage the expanded employee base with the acquisition of ARCH and addition of new bases.

     Air Methods recognized a tax benefit of $255,000 in 1999 and no tax expense or benefit in 2000 primarily due to recognition of deferred tax assets for which a valuation allowance had previously been provided.

LIQUIDITY AND CAPITAL RESOURCES

For the Nine Months Ended September 30, 2002 Compared to 2001

     The net working capital of Air Methods increased from $15,315,000 as of December 31, 2001, to $26,358,000 as of September 30, 2002, primarily due to an increase in receivables consistent with increased revenue for all operating divisions. Cash and cash equivalents increased $768,000 from $2,838,000 to $3,606,000 over the same period, for the reasons discussed below.

     Cash generated by operations in the nine months ended September 30, 2002, totaled $5,326,000 compared to $2,994,000 in 2001. Significant uses of cash in 2002 consisted primarily of an increase of $7,237,000 in receivables, net of bad debt expense, described above. Other liabilities increased as Air Methods received advance funding for the installation of a medical interior and avionics equipment in an aircraft leased for CBM operations. The balance of accrued overhaul and parts replacement costs also grew during the nine months ended September 30, 2002, due to the increased level of flight volume for both CBM and HBM operations. The accrual increases with each hour flown by the fleet and is offset when life-limited aircraft components are actually replaced or overhauled.

     Cash used by investing activities in the nine months ended September 30, 2002, totaled $3,162,000 in 2002 compared to $3,107,000 in 2001. Equipment acquisitions in 2002 consisted primarily of medical interior and avionics installations or upgrades for existing equipment. During the first quarter of 2002, Air Methods also received proceeds from a sale-leaseback transaction for a BK117 helicopter. Equipment acquisitions in 2001 consisted primarily of rotable equipment purchases and upgrades to existing equipment. The cost of equipment acquisitions was offset in part in 2001 by proceeds from the sale of one of Air Methods' airplanes.

     Financing activities used $1,396,000 in the nine months ended September 30, 2002, compared with $3,467,000 in 2001. The primary uses of cash in 2002 were regularly scheduled payments of long-term debt and purchases of Company common stock into treasury. These payments were offset in part by proceeds from the issuance of common stock for options exercised during the nine months. The primary uses of cash in 2001 were regularly scheduled payments of long-term debt and repayment of draws against Air Methods' line of credit.

Year Ended December 31, 2001 Compared to 2000

     Air Methods had working capital of $15,315,000 as of December 31, 2001, compared to $7,735,000 as of December 31, 2000. The change in working capital position is primarily attributable to the recognition of a current deferred tax asset as discussed above in "Results of Operations," an increase in receivables consistent with increased revenue for all three operating segments, and a shift in contract billings from billings in excess of costs in 2000 to costs in excess of billings in 2001. The balance of costs in excess of billings in 2001 consisted primarily of costs on the HH-60L project which were invoiced in January 2002. In addition, Air Methods received a $1,875,000 contract in December 2000 which provided for a 50% downpayment prior to the commencement of production.

     Air Methods had cash and cash equivalents of $2,838,000 as of December 31, 2001, compared to $4,107,000 as of December 31, 2000. Cash generated by operations decreased to $6,702,000 in 2001 from $7,127,000 in 2000 primarily due to the increase in costs in excess of billings, as noted in discussion of the change in working capital. Inventories also increased to support the larger aircraft fleet. The impact of these cash outflows was offset in part by improved profitability for the reasons discussed above and a slower pace in the growth of receivables compared to 2000 when ARCH was acquired.

     Cash used for investing activities totaled $3,902,000 in 2001, compared to $5,461,000 in 2000. Significant acquisitions during 2001 included rotable equipment to replace fully depreciated items and upgrades to existing avionics equipment and aircraft interiors. In 2000, the purchase of ARCH assets was partially offset by proceeds from the disposition of a Bell 222 helicopter. Other significant equipment acquisitions in 2000 included a Bell 222 helicopter for the CBM fleet.

     Financing activities used $4,069,000 in 2001, compared to generating $199,000 in 2000. Primary uses of cash in both years consisted of payments for long-term debt and capital lease obligations and purchases of common stock into treasury. In 2000, these payments were offset by proceeds from new note agreements and issuance of common stock for options exercised. In 2001, Air Methods also paid off the $1,000,000 balance outstanding as of December 31, 2000, on its line of credit, and, as of December 31, 2001, had no draws outstanding against the line. Air Methods used proceeds from new note agreements originated in 2001 to primarily pay off existing debt with a higher interest rate.

     As of December 31, 2001, repayment of debt and capital lease obligations as well as operating lease agreements constituted Air Methods' long-term commitments to use cash. Balloon payments on long-term debt were due as follows: $700,000 in 2004 and $3.1 million in 2007.

     As of December 31, 2001, the following table outlines Air Methods' obligations for payments under its capital leases, debt obligations, and operating leases for the years ended December 31 (amounts in thousands):

                             Air Methods Obligations
                           for Years Ended December 31
                       Calculated as of December 31, 2001
                             (amounts in thousands)

                    Capital Leases
            --------------------------------
                                              Long-term  Operating     Total
                                                Debt      Leases    Obligations
             Minimum
              Lease     Less:    Net Present
            Payments   Interest     Value
===============================================================================

2002        $     533       182          351      3,737      5,504        9,592
2003              534       161          373      3,158      5,005        8,536
2004            2,627       118        2,509      3,519      4,784       10,812
2005               --        --           --      3,506      4,783        8,289
2006               --        --           --      2,935      4,753        7,688
Thereafter         --        --           --      4,217     14,678       18,895
===============================================================================
Total       $   3,694       461        3,233     21,072     39,507       63,812
===============================================================================

     If the RMH obligations as of December 31, 2001 were included with the Air Methods obligations at such date set forth above, the combined company would have had capital leases with aggregate minimum lease payments of $3,765,000, total long-term debt of $65,071,000, total future minimum lease payments under operating leases of $77,258,000 and total obligations of $146,094,000. In connection with the RMH acquisition, $7,590,000 of RMH and Air Methods indebtedness was repaid and the Company entered into the senior credit facility and issued the subordinated notes described below.

     In May 2001, Air Methods increased its $1,500,000 line of credit with a financial institution to $4,000,000. The line was scheduled to expire in May 2003 and bore interest on all draws at a variable rate equal to the institution's prime rate. At December 31, 2001, no amounts were outstanding against the line. The line had covenants which limited Air Methods' ability to merge or consolidate with another entity, dispose of assets, and change the nature of business operations and which required Air Methods to maintain certain financial ratios as defined in the agreement. At December 31, 2001, Air Methods was in compliance with the financial covenants. On October 16, 2002, this line of credit was terminated in connection with the creation of the Senior Credit Facility and the issuance of the Subordinated Notes.

     In November 2001, Air Methods originated a $225,000 note payable with interest at 5.0% in settlement of a third party's interest in one of Air Methods' aircraft. The note is unsecured. In December 2001 Air Methods entered into a $2.2 million note payable with interest at 6.70% and a $500,000 note payable with interest at 6.53% primarily to pay off existing debt. The remaining proceeds from the notes were placed into Company treasuries. The notes are collateralized by a Bell 412 helicopter and two Bell 206 helicopters. In December 2001, Air Methods entered into a non-interest-bearing $2.75 million note payable in conjunction with the purchase of the operating rights of another air ambulance service provider in the Las Vegas metropolitan area. The note is unsecured.

Recent Financing Activity and Effect on Liquidity

     The descriptions of the Subordinated Notes and the Senior Credit Facility below are summaries, and do not contain all of the exceptions and qualifications that may apply. Reference is made to the copies of such documents filed or incorporated by reference as exhibits to this registration statement.

     Senior Credit Facility

     The Company entered into a $35 million senior revolving credit facility (Senior Credit Facility) with certain lenders, with PNC Bank, National Association (PNC) acting as agent, to finance a portion of the purchase price and related closing costs for the RMH acquisition and to provide working capital and letter of credit availability for the future activities of the Company. Borrowings under the Senior Credit Facility are secured by substantially all of the Company's non-aircraft assets, including accounts receivable, inventory, equipment and general intangibles. Indebtedness under the Senior Credit Facility will have a first priority claim to the assets pledged to secure it. The Company and its three subsidiaries are each a direct obligor on the credit facility. The facility matures October 16, 2006 but can be prepaid at any time, subject to payment of an early termination fee ranging from .25% to 2% if the termination occurs prior to October 16, 2004.

     Indebtedness under the Senior Credit Facility will bear interest, at the Company's option, at either (i) the higher of the federal funds rate plus 0.50% or the prime rate as announced by PNC plus an applicable margin ranging from 0 to 0.75% or (ii) a rate equal to LIBOR plus an applicable margin ranging from 1.75% to 3.00%. The applicable margin in each case is based upon the ratio of senior debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) for the four most recently completed fiscal quarters.

     The amount of borrowing permitted under the Senior Credit Facility is based on a borrowing base comprised of (i) 75% of accounts receivable from Medicare, Medicaid, insurance companies and community-based payers and 85% of other accounts receivable, and (ii) the lesser of (A) 60% of inventory valued at the lower of cost or market, (B) 85% of inventory valued at liquidation value, or
(C) $15 million. Based on assets at the time of the closing, approximately $33.6 million was available under the Senior Credit Facility, and borrowings under the credit facility at closing were approximately $16 million, leaving approximately $17.6 million of unused borrowing availability. As of November 30, 2002, approximately $32.9 million was available under the Senior Credit Facility, and borrowings under the Credit Facility were approximately $13.0 million leaving approximately $19.9 million of unused borrowing availability

     The Senior Credit Facility contains various covenants that limit, among other things, the Company's ability to:

     -    create liens;
     -    declare dividends;
     -    make loans and investments;
     - enter into real property leases exceeding specified expenditure levels;
     -    make any material change to the nature of the Company's business;
     - enter into any transaction with affiliates other than on arms' length terms;
     - prepay indebtedness, except in connection with refinancing Aircraft Indebtedness or, with respect to the Subordinated Notes, with proceeds of equity issuances;
     -    enter into a merger or consolidation; or
     -    sell assets.

     The credit agreement also contains covenants requiring the Company to maintain:

     - a fixed charge coverage ratio of not less than 1.1:1.00 (increasing after 1/1/04); and
     -    a minimum net worth.

     With certain exceptions the Company may not permit its Capital Debt (as defined below) to exceed $30 million per year in 2003 and 2004 and $35 million per year in 2005 and 2006. Under the Senior Credit Facility, the Company may not expend more than $10 million per year for acquisitions without prior consent of the majority of the member banks, and debt incurred in any acquisition must be less than twice the cash purchase price. No acquisition may occur without prior consent unless there is $10 million of undrawn availability under the credit facility. Payment obligations under the Senior Credit Facility accelerate upon the occurrence of defined events of default, including the following: failure to pay principal or interest, or to perform covenants, under the credit facility, the Notes or other indebtedness; events of insolvency or bankruptcy; failure to timely discharge judgments of $250,000 or more; failure to maintain the first priority status of liens under the credit facility; levy against a material portion of the Company's assets; default under the Notes; suspension of material governmental permits; interruption of operations at any Company facility that has a material adverse effect; and a Change of Control (which has the same definition in the Senior Credit Facility as in the Subordinated Notes).

     Subordinated Notes

     On October 16, 2002, the Company issued $23 million in Subordinated Notes to Prudential Capital Partners, L.P. and Prudential Capital Partners Management Fund, L.P. (together, the Subordinated Lenders). Each of Air Methods and its subsidiaries, RMH, Arch Air Medical Services and Mercy Air Service, is a direct obligor on the Subordinated Notes and is fully responsible for their payment. The Subordinated Notes are unsecured and provide for quarterly payment of interest only at 12% per annum, with all principal due October 16, 2007.

     Except as set forth below, the Subordinated Notes may not be prepaid until July 1, 2004, and prepayments after July 1, 2004 will be at a declining premium. Up to 25% of the notes outstanding at closing may be prepaid at any time without premium with the proceeds of an underwritten public equity offering providing net proceeds to the Company of at least $10 million or, if the Subordinated Lenders have transferred at least 50% of their warrants, the proceeds of a private placement of Company equity securities. In addition, the Company may prepay the Subordinated Notes held by the Subordinated Lenders at par upon the occurrence of a Liquidity Event (generally, a sale of all of the Company's equity or assets) if Subordinated Lenders' "cash on cash" return has exceeded 2:1.

     The purchase agreement entered into in connection with the note issuance
(SPA) contains various covenants that limit, among other things, the Company's ability to:

     -    create liens;
     - prepay indebtedness (except in connection with refinancing of Aircraft Indebtedness);
     -    make certain loans;
     - engage in transactions with affiliates on other than arms' length terms;
     -    make any material change to the nature of the Company's business;
     -    sell or discount receivables;
     -    lease real property in excess of specified expenditure levels;
     -    enter into a merger or consolidation;
     -    sell assets; or
     -    pay dividends.

     With certain exceptions, the Company may not permit the aggregate of (i) new indebtedness, plus (ii) the net present value of future lease payments under newly originated operating leases, plus (iii) Unfinanced Capital Expenditures (as defined) (collectively (i), (ii) and (iii) being referred to as "Capital

Debt") to exceed $33 million per year in 2003 and 2004 and $38.5 million per year in 2005 and thereafter. The Company is also subject to a limitation on the amount it may expend in acquisitions without prior consent of the majority of the noteholders ($12.5 million in 2003, $20 million in 2004 and $30 million per year thereafter), which amount may be increased during 2004 and 2005 with 50% of the proceeds of a public equity offering by the Company.

     The SPA also contains covenants requiring the Company to maintain:

     - a Fixed Charge Coverage Ratio (as defined) of not less than 1:1 for 2003 (increasing thereafter);
     - a total debt to EBITDA ratio of not more than 4.05:1.00 (decreasing after 3/30/04);
     -    a minimum net worth;
     -    a senior debt to EBITDA ratio of 3.05:1.00 (decreasing after 3/30/04);
          and
     -    a minimum EBITDA of $26.6 million (increasing after 12/31/03).

     Payment obligations under the Subordinated Notes accelerate upon the occurrence of defined events of default, including the following: failure to pay principal or interest or to perform covenants included in the SPA, the senior credit facility or other indebtedness; events of insolvency or bankruptcy, judgments of $500,000 that are not paid or discharged timely; failure to file and keep effective a registration statement relating to the warrants issued to the Subordinated Lenders; and a Change of Control. A Change of Control occurs when (i) any person becomes the beneficial owner of 40% or more of the Company's stock, (ii) directors of the Company at October 16, 2002, or directors approved by them, cease to comprise a majority of the Company's board of directors, (iii) foreign persons in the aggregate own or control 20% or more of the Company's voting stock, or (iv) the Company or any subsidiary that holds an air carrier certificate ceases to be a citizen of the United States.
If the Subordinated Notes are prepaid prior to final maturity, a Yield Maintenance Payment is required that is designed to provide the holders with approximately the same amount of interest they would have received had the Subordinated Notes been paid at maturity.

     As of November 30, 2002, the Company held unencumbered aircraft with a net book value of $7.2 million and has additional equity in other encumbered aircraft which could be utilized as collateral for borrowing funds as an
additional source of working capital if necessary.   The loan agreements
currently limit the ability to borrow more than $10.0 million secured by unencumbered aircraft. As of November 30, 2002, the Company also has $19.9 million unused capacity in its credit facility. The Company believes that these borrowing resources, coupled with continued favorable cash flow from operations, will allow the Company to meet its obligations in the coming year.

CRITICAL ACCOUNTING POLICIES

     The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

     On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, uncollectible receivables, deferred income taxes, and aircraft overhaul costs. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

     Fixed flight fee revenue under the Company's operating agreements with hospitals is recognized monthly over the terms of the agreements. Flight revenue relating to patient transports is recognized upon completion of the services. Revenue and accounts receivable are recorded net of estimated contractual allowances under agreements with third-party payers. Estimates of contractual allowances are initially determined based on historical discount percentages for Medicare and Medicaid patients and adjusted periodically based on actual discounts. If actual future discounts are less favorable than those projected by management, additional contractual allowances may be required.

     Revenue related to fixed fee medical interior and products contracts is recorded as costs are incurred using the percentage of completion method of accounting. The Company estimates the percentage of completion based on costs incurred to date as a percentage of an estimate of the total costs to complete the project. Losses on contracts in process are recognized when determined. If total costs to complete a project are greater than estimated, the gross margin on the project may be less than originally recorded under the percentage of completion method.

Uncollectible Receivables

     The Company responds to calls for air medical transports without pre-screening the creditworthiness of the patients. Uncollectible trade receivables are charged to operations using the allowance method. Estimates of uncollectible receivables are determined monthly based on historical collection rates and adjusted monthly thereafter based on actual collections. If actual future collections are less favorable than those projected by management, additional allowances for uncollectible accounts may be required. While bad debt expenses have historically been within expectations and the allowances established, there can be no guarantee that the Company will continue to experience the same collection rates that it has in the past.

Deferred Income Taxes

     In preparation of the consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciable assets and maintenance reserves, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheets. The Company then assesses the likelihood that deferred tax assets will be recoverable from future taxable income and records a valuation allowance for those amounts it believes are not likely to be realized. Establishing or increasing a valuation allowance in a period results in income tax expense in the statement of operations. The Company considers estimated future taxable income, tax planning strategies, and the expected timing of reversals of existing temporary differences in assessing the need for a valuation allowance against deferred tax assets. In the event the Company were to determine that it would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in excess of the net recorded amount, an adjustment to the valuation allowance would increase income in the period such determination was made.

Aircraft Overhaul Costs

     The Company uses the accrual method of accounting for major engine and airframe component overhauls and replacements. The cost of overhaul or replacement is estimated using published manufacturers' price lists, when available, or historical experience. This cost is accrued based on usage of the aircraft component over the period between overhauls or replacements as mandated by the parts manufacturer. If the cost of overhaul or replacement is greater than estimated by management, additional aircraft operating costs may be recorded in the period in which the price increase becomes effective or in which the aircraft component is overhauled.

NEW ACCOUNTING STANDARDS

     In June 2001, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141, Accounting for Business Combinations (Statement 141), and FASB Statement No. 142, Accounting for Goodwill and Intangible Assets (Statement
142). Statement 141 mandates use of the purchase method of accounting for all business combinations and provides guidance for disclosure of intangible assets acquired in a business combination. Statement 141 is effective for all business combinations initiated after June 30, 2001. The Company does not anticipate a material impact on its financial condition or results of operations as a result of implementing this standard. Statement 142 addresses accounting for goodwill and other intangible assets in and subsequent to a business combination. Under Statement 142, goodwill and certain identifiable intangible assets will not be amortized, but instead will be reviewed for impairment at least annually in accordance with the provisions of this statement. Statement 142 is effective for fiscal years beginning after December 15, 2001. The Company recorded approximately $188,000 of expense for goodwill amortization in the year ended December 31, 2001. Under Statement 142, no amortization expense was recorded in 2002.

     In June 2001, the FASB also issued FASB Statement No. 143, Accounting for Asset Retirement Obligations (Statement 143), which addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. Statement 143 is effective for years beginning after June 15, 2002. The Company does not expect the impact of adopting Statement 143 to be significant.

     In April 2002, the FASB issued FASB Statement No. 145, Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections (Statement 145). Statement 145 updates, clarifies and simplifies existing accounting pronouncements, including the rescission of Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result the criteria in Opinion 30 will now be used to classify those gains and losses. The Company does not anticipate a material impact on its financial condition or results of operations as a result of implementing this standard.

     In June 2002, the FASB issued FASB Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (Statement 146). Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between Statement 146 and Issue No. 94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost (as defined in the issue) was recognized at the date of an entity's commitment to an exit plan. Statement 146 also establishes that fair value is the objective for initial measurement of the liability. Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption to have a material impact on its results of operations or financial position.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company does not use financial instruments to any degree to manage these risks and does not hold or issue financial instruments for trading purposes. All of the Company's product sales and related receivables are payable in U.S. dollars. The Company is subject to interest rate risk on its debt obligations and notes receivable. Interest rates on these instruments approximate current market rates as of November 30, 2002.


                                    BUSINESS

GENERAL

     The Company was originally incorporated in Colorado in 1982 and now serves as one of the largest providers of air medical emergency transport services and systems throughout the United States of America. The Company's CBM operations provide air medical transportation services throughout most of the continental United States. As of November 30, 2002, the Company's HBM operations provide air medical transportation services to hospitals located in 29 states under 49 operating agreements with original terms ranging from one to ten years. Under both CBM and HBM operations, the Company transports persons requiring intensive medical care from either the scene of an accident or general care hospitals to highly skilled trauma centers or tertiary care centers. The Company's Products Division designs, manufactures, and installs aircraft medical interiors and other aerospace products.

ACQUISITION OF RMH

     On October 16, 2002, Air Methods acquired 100% of the membership interest of RMH, a Delaware limited liability company, from Rocky Mountain Holdings, Inc. and AMC Helicopters, Inc. The purchase price for RMH was $33.6 million in cash. RMH's long-term debt and outstanding balances on RMH's line of credit totaled $36.2 million as of September 30, 2002. Except for approximately $1.6 million of RMH debt that was repaid in connection with the acquisition, the long-term debt remains outstanding, either as debt of RMH or as debt assumed or replaced by the Company. The $5 million outstanding balance on the RMH line of credit was rolled into the Senior Credit Facility described above in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." The purchase price is subject to changes in net equity from September 30, 2002, until the date of closing, to be determined by independent audit by January 15, 2003. The Company has computed a purchase price reduction in the amount of $1,509,330. The sellers have until February 6, 2003 to provide written notice of any objection to the Company's calculation.

     The purchase price was negotiated by Air Methods and the sellers, and includes an earn-out provision under which the sellers may receive up to $2.6 million of additional consideration over the next nine years based on actual collections against certain receivables. The Company incurred costs and fees of approximately $1 million in connection with the acquisition, including legal fees of Company counsel and a fee of $750,000 paid to Americas Partners for its services in connection with the acquisition. Ralph Bernstein and Morad Tahbaz, directors of the Company, are partners of Americas Partners. In addition, the Company incurred debt origination fees and expenses of approximately $2.6 million, including fees paid to CIBC World Markets Corp. for investment banking services in arranging the financing for the acquisition and legal fees paid to counsel for the lenders.

     Background of RMH

     RMH pioneered the first hospital-based air medical service program over thirty years ago and currently provides air medical transport services throughout the United States under both the CBM and HBM utilizing a fleet of over 80 helicopters and fixed-wing aircraft. RMH also maintains a national dispatch and communications center in Omaha, Nebraska, and aircraft maintenance and overhaul operations at its Provo, Utah headquarters and in Greenville, South Carolina. The Company plans to continue all of RMH's HBM and CBM operations and to retain the RMH bases, equipment and air medical transport service personnel. As of September 30, 2002, RMH had 810 employees.

     The following tables present selected financial information of RMH and its subsidiaries which has been derived from the historical financial statements of RMH included elsewhere in this prospectus. The selected financial data of RMH should be read in conjunction with the consolidated financial statements of RMH and notes thereto.

                         SELECTED FINANCIAL DATA OF RMH
            (Amounts in thousands except share and per share amounts)

                               Nine Month Period Ended
                               -----------------------
                                    September 30,        Year Ended December 31,
                               -----------------------  -------------------------
                                   2002       2001       2001     2000     1999
                               -----------------------  -------------------------
STATEMENT OF OPERATIONS DATA:        (Unaudited)
                                     -----------
Revenue                        $     77,042    64,814   87,880   75,862   68,700
Operating expenses:
  Operating                          65,475    58,317   77,367   66,293   59,500
  General and administrative          4,836     3,100    4,688    3,738    3,784
Other income (expense), net          (2,225)   (2,242)  (3,176)  (3,206)  (2,402)
                               -----------------------  -------------------------

Net income                     $      4,506     1,155    2,649    2,625    3,014
                               =======================  =========================

                                  As of
                                  -----
                               September 30,   As of December 31,
                               --------------  ------------------
                                   2002         2001      2000
                               --------------  ------------------
BALANCE SHEET DATA:             (Unaudited)
                                -----------
Total assets                   $       81,092    83,349    72,051
Long-term liabilities                  31,700    41,291    38,435
Stockholders' equity                   31,069    25,239    22,652

     The Company accounts for aircraft maintenance expense on an accrual basis while RMH has accounted for aircraft maintenance expense on an as incurred basis. The Company does not expect these differences in accounting treatment to be significant to its results of operations.

OPERATING MODELS AND DIVISIONS OF THE COMPANY

     Community-Based Model

     In July 1997, Air Methods acquired Mercy Air which has operated as a community-based provider of air medical transportation services throughout southern California since 1988. In April 2000, Air Methods established a wholly-owned subsidiary of Mercy Air, ARCH Air Medical Service, Inc. (ARCH), to acquire substantially all of the business assets of Area Rescue Consortium of Hospitals, which has provided air medical transportation services in the St. Louis metropolitan area and surrounding communities since 1987. In 2001, Air Methods opened a CBM base of operations in Litchfield, Illinois. In December 2001, Air Methods also bought the operating rights of another air ambulance service provider in the Las Vegas metropolitan area and, as a result, expanded to a third base of operation in Pahrump, Nevada. Approximately 53.6% and 55.5% of revenues generated by RMH and Air Methods, respectively, during the nine month period ended September 30, 2002, resulted from CBM operations.

     Services provided by the Company under the CBM, also referred to as independent provider operations, include medical care, aircraft operation and maintenance, 24-hour communications and dispatch, and medical billing and collections. The CBM operations employ 51 helicopters and 3 fixed wing aircraft under both Instrument Flight Rules and Visual Flight Rules throughout the United States. CBM aircraft are based at fire stations or airports, as well as hospitals. Although the CBM does not generally involve contracts directly with specific hospitals, it does involve long-standing relationships with several leading healthcare institutions in metropolitan areas where operations are concentrated. Revenue from the CBM consists of flight fees billed directly to patients, their insurers, or governmental agencies. Due to weather conditions and other factors, the number of flights is generally higher during the summer months than during the remainder of the year, causing revenue generated from CBM operations to fluctuate accordingly.

     Hospital-Based Model

     The Company's HBM provides hospital clients with helicopters and airplanes equipped with medical interiors approved by the Federal Aviation Administration
(FAA). HBM operations are generally based at hospitals. Maintenance and operation of the aircraft in accordance with Federal Aviation Regulations (FAR)
Part 135 standards is the Company's responsibility. Hospital clients are responsible for providing medical personnel and all medical care. Under the typical operating agreement with a hospital, the Company earns approximately 65% of its revenue from a fixed monthly fee and 35% from an hourly flight fee from the hospital, regardless of when, or if, the hospital is reimbursed for these services by its patients, their insurers, or the federal government. Both monthly and hourly fees are generally subject to annual increases based on changes in the consumer price index, increases in the cost of spare parts, and hull and liability insurance premiums. Because the majority of HBM's flight revenue is generated from fixed monthly fees, seasonal fluctuations in flight hours do not significantly impact monthly revenue. Approximately 43.0% and 38.5% of revenues generated by RMH and Air Methods, respectively, during the nine month period ended September 30, 2002, resulted from HBM operations.

     The Company operates some of its HBM contracts under the service mark AIR LIFE(R). The air medical transportation industry identifies the service mark with the Company's high quality of customer support and standard of service.

     The Company also performs non-destructive component testing, engine repair, and component overhaul at its various service centers. The Company is a Customer Service Facility for Bell and an FAA-Certified Repair Station authorized to perform airframe, avionics, and limited engine repairs. In-house repair, maintenance, and testing capabilities provide cost savings and decrease aircraft down time by avoiding the expense and delay of having this work performed by nonaffiliated vendors.

     Products Division

     The Company's Products Division manufactures modular, multi-functional medical interiors; multi-mission interiors; and other aerospace products. The key features of the multi-functional and multi-mission interiors are flexibility of configuration for multiple transport needs and simplicity of installation and maintenance. Although medical interiors ranging from basic life support systems to intensive care units have comprised the majority of the Products Division's business, the combination of its engineering, manufacturing, and certification capabilities has also allowed the division to design and integrate other aerospace products, such as aircraft navigation systems, environmental control systems, and structural and electrical systems. Manufacturing capabilities include composites, machining and welding, sheetmetal, and upholstery. The division also offers quality assurance and certification services pursuant to Parts Manufacturer Approvals (PMA's) and maintains ISO9001: 1994 (Quality

Systems) and EN46001 (Medical Devices) certifications. ISO9001 is a general quality management standard while the second certification relates to specific standards for the Medical Device industry.

     The Products Division markets its services and products both domestically and internationally to a variety of customers through an extensive network of marketing representatives. Development of the modular, multi-functional medical interior has enabled the division to produce components individually for a variety of airframes. The Company maintains patents covering several products, including the Multi-Functional Floor, Articulating Patient Loading System, and Modular Equipment Frame, all of which were developed as part of the modular interior. Raw materials and components used in the manufacture of interiors and other products are generally widely available from several different vendors.

COMPETITION

     Competition in the air medical transportation industry comes primarily from three national operators: Corporate Jets, Inc.; OmniFlight, Inc.; and Petroleum Helicopters, Inc. The CBM also faces competition from smaller regional carriers and alternative air ambulance providers such as local governmental entities. Operators generally compete on the basis of price, safety record, accident prevention and training, and the medical capability of the aircraft. Price is a significant element of competition for HBM operations as many healthcare organizations continue to move toward consolidation and strict cost containment, reflecting uncertainty concerning the future structure of healthcare providers and reimbursement. The Company believes that its competitive strengths center on the quality of its customer service and the medical capability of the aircraft it deploys, as well as its ability to tailor the service delivery model to a hospital's or community's specific needs.

     The Company's competition in the aircraft interior design and manufacturing industry comes primarily from two companies based in the United States and one European company. Competition is based mainly on product features, performance, price, and weight. The Company believes that it has demonstrated the ability to compete on the basis of each of these factors.

EMPLOYEES

     As of November 30, 2002, the Company retained 1349 full time and 170 part time employees, comprised of 528 pilots; 342 aviation machinists, airframe, and power plant (A&P) engineers and other manufacturing/maintenance positions; 367 flight nurses and paramedics; and 282 business and administrative personnel. The Company's pilots are IFR-rated where required by contract, and all have completed an extensive ground school and flight training program at the commencement of their employment with the Company, as well as local area orientation and annual training provided by the Company. All of the Company's aircraft mechanics must possess FAA A&P licenses. All flight nurses and paramedics hold the appropriate state and county licenses, as well as Cardiopulmonary Resuscitation, Advanced Cardiac Life Support, and Pediatric Advanced Life Support certifications.

     The Company's employees are not covered by any collective bargaining agreements and management believes that its relations with employees are satisfactory. The Company provides salary and benefits packages it believes to be competitive with those offered by other providers of air medical services based on the individual qualifications of employees.

GOVERNMENT REGULATION

     The Company is subject to the Federal Aviation Act of 1958, as amended. All flight and maintenance operations of the Company are regulated and actively supervised by the U.S. Department of Transportation through the FAA. Medical interiors and other aerospace products developed by the Company are subject to

FAA certification. The Company, Mercy Air, ARCH, and RMH each hold a Part 135 Air Carrier Certificate and a Part 145 Repair Station Certificate from the FAA. One condition of the Part 135 certificate is that the voting interests of the holder of the certificate cannot be more than 25% owned by foreign persons. We are aware of one foreign person who holds approximately 7.3% of our Common Stock.

                                   PROPERTIES

FACILITIES

     The Company leases its headquarters, consisting of approximately 71,300 square feet of office and hangar space, in metropolitan Denver, Colorado, at Centennial Airport. The lease will expire in August 2006 and the approximate annual rent is $630,000. Mercy Air's headquarters consist of approximately 19,000 square feet of office and hangar space owned under a ground lease by the Company in Rialto, California. The ground lease will expire in May 2007 and the Company pays minimal rent for the land at the airport where the facilities are located. ARCH's headquarters consist of approximately 11,500 square feet of office and hangar space owned by the Company in St. Louis, Missouri. RMH's headquarters consist of approximately 51,200 square feet of office and hangar space owned by the Company in Provo, Utah. The Company also owns and leases various properties for depot level maintenance and administration purposes. The Company believes that these facilities are in good condition and suitable for the Company's present requirements.

EQUIPMENT AND PARTS

     As of November 30, 2002, the Company managed and operated a fleet of 157 aircraft, consisting of 141 helicopters and 16 airplanes, for its HBM and CBM operations. Of these aircraft, the Company owns 65 helicopters and two airplanes and leases 60 helicopters and four airplanes. The Company operates 16 helicopters and 10 airplanes owned by client hospitals and other third parties in connection with existing air medical contracts. The composition of the Company's owned and leased fleet as of November 30, 2002, is as follows:


                TOTAL AIRCRAFT BY OPERATIONS
                   AS OF NOVEMBER 30, 2002

===============================================================
        AIR METHODS         RMH
       --------------  -------------  SUBTOTAL  HOSPITAL  TOTAL
       OWNED   LEASED  OWNED  LEASED             OWNED
=====  ==============  =============  ========  ========  =====
HBM        18      11     25      23        77        26    103
CBM         7      16     17      14        54         0     54
=====  ==============  =============  ========  ========  =====
TOTAL      25      27     42      37       131        26    157
=====  ==============  =============  ========  ========  =====

               TOTAL AIRCRAFT BY TYPE
               AS OF NOVEMBER 30, 2002
======================================================
                      HELICOPTERS
======================================================
                 OWNED             LEASED        TOTAL
           AMC    RMH    TOTAL  AMC  RMH  TOTAL
========  ====================  ===============  =====
Bell 206      5       0      5    0    0      0      5
Bell 222     13       0     13    4    1      5     18
Bell 407      2       2      4    6    2      8     12
Bell 412      4       0      4    1    0      1      5
BK117         1      17     18    9   14     23     41
BO105         0       2      2    1    2      3      5
MD902         0       0      0    2    0      2      2
AS 350        0      17     17    0   15     15     32
AS 355        0       1      1    0    0      0      1
EC 135        0       0      0    0    1      1      1
EC 130        0       1      1    0    2      2      3
--------  --------------------  ---------------  -----
Subtotal     25      40     65   23   37     60    125
========  ====================  ===============  =====

                   TOTAL AIRCRAFT BY TYPE
              AS OF NOVEMBER 30, 2002, CONTINUED

===========================================================
                         AIRPLANES
===========================================================
                      OWNED              LEASED       TOTAL
                AMC    RMH    TOTAL  AMC  RMH  TOTAL
=============  ====================  ===============  =====
King Air E90       0       1      1    0    0      0      1
King Air B200      0       1      1    0    0      0      1
King Air B100      0       0      0    2    0      2      2
Pilatus            0       0      0    2    0      2      2
-------------  --------------------  ---------------  -----
Subtotal           0       2      2    4    0      4      6
=============  ====================  ===============  =====

===================================================
                         TOTAL
===================================================
              OWNED             LEASED        TOTAL
        AMC    RMH    TOTAL  AMC  RMH  TOTAL
=====  ====================  ===============  =====
TOTAL     25      42     67   27   37     64    131
=====  ====================  ===============  =====

                         Hospital owned - RMH     5
                         Hospital owned - AMC    21
                         Total                  157
===================================================

     The Company generally pays all insurance, taxes, and maintenance expense for each aircraft in its fleet. Because helicopters are insured at replacement cost which usually exceeds book value, the Company believes that helicopter accidents covered by hull and liability insurance will generally result in full reimbursement of any damages sustained. In the ordinary course of business, the Company may from time to time purchase and sell helicopters in order to best meet the specific needs of its operations.

     The Company has experienced no significant difficulties in obtaining required parts for its helicopters. Repair and replacement components are purchased primarily through Bell and AEC, since Bell and AEC aircraft make up the majority of the Company's fleet. Based upon the manufacturing capabilities and industry contacts of Bell and AEC, the Company believes it will not be subject to material interruptions or delays in obtaining aircraft parts and components. Any termination of production by Bell or AEC would require the Company to obtain spare parts from other suppliers, which are not currently in place.

     A substantial number of the Company's aircraft are financed, including through capital leases, and the equipment lenders or lessors maintain liens on the aircraft to secure payment of the loan or lease.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

Summary information concerning the Company's directors and executive officers is set forth below:

                                                                                                CLASS/YEAR
                                                                                                 TERM AS
                                                                                                 DIRECTOR
NAME                                AGE                          POSITION                       EXPIRES(1)
-------------------------------  ----------  -------------------------------------------------  ----------
George W. Belsey                         63  Chairman of the Board and Chief Executive Officer  I/2004

Ralph J. Bernstein                       44  Director                                           III/2003

Samuel H. Gray                           65  Director                                           II/2005

MG Carl H. McNair, Jr. (Ret.)            67  Director                                           I/2004

Lowell D. Miller, Ph.D.                  69  Director                                           III/2003

Donald R. Segner                         76  Vice-Chairman of the Board                         I/2004

Morad Tahbaz                             47  Director                                           II/2005

Aaron D. Todd                            40  Director, Secretary, Treasurer and Chief           II/2005
                                             Financial Officer and Chief Operating Officer

David Dolstein                           54  President, Mercy Air Service, Inc.                 N/A

Neil Hughes                              44  Vice President, Air Medical Services               N/A

Sharon J. Keck                           35  Chief Accounting Officer and Controller            N/A

(1) Refers to the calendar year in which the annual meeting of stockholders is contemplated to be held and at which the term of the pertinent director class shall expire.

MR. GEORGE W. BELSEY was elected Chief Executive Officer effective June 1, 1994, and has served as Chairman of the Company's Board of Directors since April 1994, having been appointed a director of the Company in December 1992. From February 1992 to June 1994, Mr. Belsey served as Executive Vice President, Professional Affairs, and the Chief Operating Officer of the American Hospital Association, a large national trade association and advocacy group for hospitals and health care organizations, where he was responsible for the association's activities relating to hospital operations, including medical staff affairs, nursing, health manpower, quality of care programs and hospital governance. Prior to joining the American Hospital Association, Mr. Belsey served as Chief Executive Officer and Executive Director of the University of Utah Hospital and Clinics, Salt Lake City, Utah (one of the Company's hospital customers) from March 1989 to February 1992 and was Chief Operating Officer from December 1983 to March 1989. He is a former Vice President of Northwestern Memorial Hospital, Chicago, and has held administrative positions at Rush-Presbyterian-St. Luke's Medical Center, Chicago, and MacNeal Memorial Hospital, Berwyn, IL. He received his Bachelor's Degree in Economics from DePauw University in Greencastle, Indiana, and holds a Master's Degree in Business Administration from George Washington University, Washington, D.C.

MR. RALPH J. BERNSTEIN became a Director of the Company in February 1994. Mr. Bernstein is a co-founder and General Partner of Americas Partners, an investment and venture capital firm, and, since 1981 has been responsible for the acquisition, renovation, development and financing of several million square feet of commercial space. Mr. Bernstein started his career in agribusiness with a large European multi-national trading and real estate development company, where he was later responsible for that company's U.S. real estate activities. He holds a Bachelor of Arts Degree in Economics from the University of California at Davis.

MR. SAMUEL H. GRAY was appointed as a director of the Company in March 1991. Since 1989, he has been Chief Executive Officer of The Morris Consulting Group, Inc., a health care industry consulting firm. From 1983 to 1989, Mr. Gray served as President and Chief Executive Officer of Kalipharma, Inc., a multi-source pharmaceutical company. From 1975 to 1983, Mr. Gray served as Executive Vice President of Sales and Marketing for G.D. Searle and Company, Inc. ("Searle") where he was responsible for pharmaceutical marketing, the consumer products division of Searle, and Searle-Canada, Ltd. In addition, his responsibilities included distribution, customer service, clinical research management, licensing and acquisitions, public relations and worldwide strategic marketing planning. He has served as a director of Searle; Searle Canada, Ltd.; Kalipharma; Kali-Duphar, Inc.; and the National Association of Pharmaceutical Manufacturers. He is a past member of the National Wholesale Druggist Association's Industry Advisory Committee and has served on the Advisory Board of Pharmaceutical Executive magazine. In 1959, Mr. Gray received a Bachelor of Science Degree from the University of Florida.

MAJOR GENERAL CARL H. MCNAIR, JR. (RET.) was appointed to the Board of Directors in March 1996. In April 1999, General McNair retired from his position as Corporate Vice President and President, Enterprise Management, for DynCorp, a technical and professional services company headquartered in Reston, Virginia, where he was responsible for the company's core businesses in facility management, marine operations, test and evaluation, administration and security, and biotechnology and health services. He currently serves as Special Assistant to the President of DynCorp for government relations. From 1987 to 1990, General McNair was Vice President, Army Programs, with Burdeshaw Associates, Ltd., a professional services firm in Bethesda, Maryland. For more than 32 years he served the United States Army in Research and Development, Infantry, and Army Aviation in both command and staff positions, including Deputy for Aviation to the Assistant Secretary of the Army (Research, Development and Acquisition); Aviation Officer, U.S. Army; and Commanding General, U.S. Army Aviation Center. Achieving the rank of Major General, he culminated his military career in 1987 as Chief of Staff, U.S. Army Training and Doctrine Command, Fort Monroe, Virginia. A Master Aviator with commercial, fixed wing, rotary wing, and multi-engine instructor ratings, his aerial combat service spanned six campaigns in the Republic of Vietnam during which he accrued over 1,500 combat flying hours serving as Commander to both an Assault Helicopter Company and a Combat Aviation Battalion. General McNair's academic credentials include a Bachelor of Science Degree in Engineering from the U. S. Military Academy at West Point, and both a Bachelor Degree and Master's Degree in Aerospace Engineering from Georgia Institute of Technology as well as a Master of Science Degree in Public Administration from Shippensburg University. For academic achievement in aerospace, McNair was elected to Sigma Gamma Tau, a national honorary engineering fraternity.

DR. LOWELL D. MILLER was named a director of the Company in June 1990. Since 1989, Dr. Miller has been involved with various scientific endeavors including a pharmaceutical consulting business. From 1973 to 1989, Dr. Miller was employed by Marion Laboratories, Inc. ("Marion"), serving as Senior Vice President - Research and Development (1987 - 1989), Vice President - Research and Development (1977-1987), and Director of Scientific Affairs (1973-1977). Until his retirement in late 1989, Dr. Miller was responsible for all research, development and process development functions, new product opportunities and management of clinical trials and regulatory affairs, and served as Marion's Chief Scientist. He also served as a member of Marion's Board of Directors from November 1981 to November 1982 and as an Advisory Director from November 1982 to November 1983. The University of Missouri awarded Dr. Miller a Bachelor of Science Degree in 1957 as well as a Master's Degree in Biochemistry in 1958 and Biochemistry Doctorate Degree in 1960. Dr. Miller has been named Alumnus of the Year by the University of Missouri in Columbia, Missouri.

MR. DONALD R. SEGNER has served as a director of the Company since February 1992 and as Vice Chairman since April 1994. Mr. Segner has over 55 years of aviation and transportation related experience in diversified positions involving operational, flight testing, aircraft design and development and senior managerial responsibilities. Entering the military service in 1943, he was commissioned in the U.S. Marine Corps as a Naval Aviator in 1946. He served in combat in Korea and later as a military test pilot. Mr. Segner accumulated over 7,000 flight hours in over 150 types and models of aircraft. After entering private industry in 1962, Mr. Segner served as Chief Test Pilot, Manager of Advance Design and Program Manager of a major aerospace firm. In April 1981, Mr. Segner was appointed by President Reagan to the Federal Aviation Administration (FAA) as an Associate Administrator. With the advent of the Air Traffic Controller's strike in September 1981, he was given the additional responsibilities to develop, direct and control the process of allocating airspace system use by all airlines and airspace system users. Following the destruction of Korean Airline Flight 007 in 1983, he was further assigned to the White House to head the investigation of the KAL 007 shoot down and to act as Chief Delegate for the U.S.A. to the United Nations International Civil Aviation Organization (ICAO) on this matter. Later he was assigned as the United States, Chief of Delegation, by the Secretary of State, to negotiate an agreement, among the U.S.A., USSR and Japanese governments, to improve and implement future air travel safety along the North Pacific air routes. Mr. Segner has served as a director on the Board of several aviation corporations, as an advisor to NASA, and on the Advisory Board to the University of Southern California Institute of Systems and Safety Management. He is a past president of the Society of Experimental Test Pilots. Undergraduate education was received at the University of the Pacific. Graduate work was performed at the U.S. Naval Post Graduate School, Monterey (Aero) and the University of Southern California School of Business. He is a graduate of the U.S. Navy Test Pilot School. Mr. Segner has received numerous awards recognizing his contributions to the aviation community, including the AIAA's Octave Chanute Award, the SETP's Kincheloe Award, FAA Administrator's Award, the FAA Superior Achievement Gold Medal, and the Distinguished Flying Cross for valor in combat. Mr. Segner is a Fellow in the Society of Experimental Test Pilots.

MR. AARON D. TODD was appointed a director in June 2002. He joined the Company as Chief Financial Officer in July of 1995 and was appointed Secretary and Treasurer during that same year. He was appointed Chief Operating Officer in January 2002. From 1994 to 1995, Mr. Todd served as Vice President of Finance of Centennial Media Corporation, a Colorado publishing company, where he was responsible for all financial and accounting functions. From 1986 to 1994, Mr. Todd was employed by KPMG Peat Marwick (now KPMG LLP), a certified public accounting firm, in Denver, Colorado. Six of those years included serving on the Company's account in various capacities, including Senior Manager. Mr. Todd holds a Bachelor of Science Degree in Accounting from Brigham Young University.

MR. MORAD TAHBAZ was elected to the Board of Directors in February 1994. He is a co-founder and General Partner of Americas Partners, an investment and venture capital firm. Mr. Tahbaz serves as a Managing Director of Americas Tower Partners, the developer of Americas Tower, a 50-story office tower in New York City. Since 1983, Mr. Tahbaz has also served as Senior Vice President of The New York Land Company, a real estate acquisitions and development firm. From 1980 to 1982, he was the Project Manager for Colonial Seaboard, Inc., a residential development company in New Jersey. Mr. Tahbaz received his Bachelor's Degree in Philosophy and Fine Arts from Colgate University and attended the Institute for Architecture and Urban Studies in New York City. He holds a Master's Degree in Business Administration from Columbia University Graduate School of Business. Mr. Tahbaz lectured on real estate development and finance at the Columbia Graduate School of Business from 1984 to 1988.

MR. DAVID L. DOLSTEIN joined the Company with the July 1997 acquisition of the wholly owned subsidiary, Mercy Air Service, Inc. Mr. Dolstein's position as President of Mercy Air Service is a continuation of his responsibilities preceding the acquisition. Previous experience includes Executive Vice

President, Mercy Air Service, from January 1995 to December 1996. Before Mercy Air Service, Rocky Mountain Helicopters, Inc. employed Mr. Dolstein in its Air Medical Division from January 1981 through December of 1994. Positions included: Executive Director; Vice President, Director of Marketing; Associate Director; Regional Manager and Air Medical Pilot. Mr. Dolstein received a Bachelor of Science degree in 1974 from Central Missouri State University with postgraduate studies in industrial safety. His aviation background includes employment as a pilot by Bell Helicopter International's Training Command, Isfahan, Iran (1975 to 1979) and United States Army Aviation (1967 to 1975).

MR. NEIL M. HUGHES was named Vice President of the Company's Air Medical Services Division in April 2000, and has served as Director of Operations since August 1998. Since 1992, Mr. Hughes has served Air Methods in several other positions including Line Pilot, Area Manager, Training Captain/Check Airman and Operations Manager. Prior to joining Air Methods, Mr. Hughes was a commercial helicopter pilot and for sixteen years served in a number of capacities as an officer and aviator in the Royal Navy. Mr. Hughes has 21 years of aviation management experience and holds pilot certificates including Airline Transport Pilot, Certified Flight Instructor and Helicopter Instrument Instructor. Mr. Hughes has a Bachelor's Degree in International Affairs and is a graduate of the Royal Naval College, Dartmouth, England.

MS. SHARON KECK joined the Company as Accounting Manager in October 1993 and was named Controller in July of 1995. She assumed the additional position of Chief Accounting Officer in January 2002. From 1989 to 1993, Ms. Keck was employed by KPMG Peat Marwick (now KPMG LLP), a certified public accounting firm, in Denver, Colorado. Two of those years included serving on the Company's account as Senior Auditor. Ms. Keck holds a Bachelor of Science Degree in Accounting from Bob Jones University.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth the cash compensation paid by the Company in 2001 to the Chief Executive Officer and each of the Company's four most highly compensated executive officers whose annual salary and bonus for 2001 exceeded $100,000. The table shows compensation received during 1999, 2000, and 2001.

                                   ANNUAL COMPENSATION             LONG TERM COMPENSATION
                           ----------------------------------  --------------------------------
                                                               SECURITIES
                                                               UNDERLYING       ALL OTHER
NAME AND POSITION              YEAR     SALARY ($)  BONUS ($)  OPTIONS (#)  COMPENSATION ($)(1)
--------------------------  ----------  ----------  ---------  -----------  -------------------
George W. Belsey                  2001    228,000          --           --               4,867
  Chairman and Chief              2000    227,374          --           --               9,665
  Executive Officer               1999    190,000      47,500      250,000               4,750

David L. Dolstein                 2001    162,000          --           --               4,860
  President, Mercy Air            2000    161,555          --           --               3,618
  Service, Inc.                   1999    135,000      27,000       75,000               3,375

Neil M. Hughes                    2001    162,231          --       50,000               4,867
  Vice-President,                 2000    146,000(2)       --           --               6,249
  Air Medical                      --                      --           --                  --
  Services Division

Michael G. Prieto(3)              2001    162,000      32,400           --               5,335(4)
  Vice-President, Products        2000    161,555          --           --               7,287(4)
  Division                        1999    135,000      27,000       75,000               3,375

Aaron D. Todd                     2001    200,000          --           --               6,000
  CFO and COO                     2000    173,247          --           --               7,393
  Secretary and Treasurer         1999    135,000      27,000       75,000               3,375

(1)  Consists of employer matching contributions under the Company's 401(k) Plan unless otherwise noted.
(2)  Mr. Hughes began his appointment as an executive officer with the Company in April
     2000.
(3)  As of December 1, 2002, Mr. Prieto is no longer an executive officer of the Company.
(4)  Includes cash in lieu of employer health insurance in the amounts of $420 for 2000 and
     $475 for 2001.

     Executive Officer Option Grants in Last Fiscal Year

     The following table presents for fiscal year 2001 certain information regarding stock options granted to the named executive officers.

                        EXECUTIVE OFFICER OPTION GRANTS IN LAST FISCAL YEAR

                                             % OF TOTAL OPTIONS                           GRANT DATE
                   NUMBER OF SECURITIES     GRANTED TO EMPLOYEES   EXERCISE   EXPIRATION    PRESENT
NAME            UNDERLYING OPTIONS GRANTED     IN FISCAL YEAR        PRICE       DATE      VALUE(1)
--------------  --------------------------  ---------------------  ---------  ----------  ----------
Neil M. Hughes                      50,000                    71%  $    3.35     4/30/06  $     1.03


                                      -39-

(1)  The present value is estimated on the date of grant using the Black-Scholes option-pricing model using the following assumptions: dividend yield of 0%, expected volatility of 39%, risk-free interest rate of 3.8%, and expected option life of 3 years.

     Aggregated Option Exercises by Executive Officers in Last Fiscal Year and FY-End Option Values

     The following table presents for fiscal year 2001 certain information regarding stock options held by the named executive officers.

                                       AGGREGATED OPTION EXERCISES BY EXECUTIVE OFFICERS
                                         IN LAST FISCAL YEAR AND FY-END OPTION VALUES

                                                             NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                             SHARES                         UNDERLYING UNEXERCISED            IN-THE-MONEY
                            ACQUIRED            VALUE        OPTIONS AT FY-END (#)        OPTIONS AT FY-END ($)
NAME                     ON EXERCISE (#)     REALIZED ($)  EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(1)
--------------------  ---------------------  ------------  --------------------------  ----------------------------
George W. Belsey                     10,000        21,100                 240,000/-0-                 775,200/  -0-
David L. Dolstein                    50,000       107,500                  75,000/-0-                 265,650/  -0-
Neil M. Hughes                       23,500        32,868               25,333/16,667               70,255/  48,001
Sharon J. Keck                       10,000         5,513                     -0-/-0-                       -0-/-0-
Michael G. Prieto(2)                     --            --                  75,000/-0-                 265,650/  -0-
Aaron D. Todd                        55,000       127,750                  50,000/-0-                 177,100/  -0-

(1)  Amounts represent the fair market value of the underlying Common Stock at December 31, 2001, using a stock price of
     $6.23 per share less the exercise price.
(2)  As of December 1, 2002, Mr. Prieto is no longer an executive officer of the Company.

EMPLOYMENT AGREEMENTS

     In June 1994, the Company entered into an Employment Agreement with Mr. Belsey for an initial term of five years, subject to successive one-year extensions by written agreement of both parties. To date, this Employment Agreement has been extended through June 2003. The Agreement may be terminated by either party without cause upon 30 days' written notice and provides for a severance payment equal to one year's base salary in the event of termination by the Company without cause. During the term of employment and for a period of one year following the termination of employment with the Company, Mr. Belsey may not engage in any business which competes with the Company anywhere in the United States.

     The Company entered into an Employment Agreement with Mr. Dolstein effective July 1997, for an initial term of one year, subject to successive one-year extensions. To date, this Employment Agreement has been extended through July 2003. The Agreement may be terminated by either party without cause upon 30 days' written notice. In the event of termination by the Company other than for cause, the Agreement provides for a severance payment to Mr. Dolstein at his then current salary payable at the Company's regular payment intervals for a period of one year following termination. During the term of employment and for a period of one year following termination of employment with the Company, Mr. Dolstein may not engage in any business which competes with the Company anywhere in the United States.

     In April 2000, the Company entered into an Employment Agreement with Mr. Neil M. Hughes for an initial term of one year and providing for successive one-year extension periods. To date, this Employment Agreement has been extended through April 2003. The Agreement may be terminated by either party without cause provided written notice is delivered on or before February 1 prior to any renewal date. The Agreement provides for a severance payment equal to one year's base salary in the event of termination by the Company without cause. Pursuant to a non-compete covenant of the Agreement, during his term of employment and for a period of two years following the termination of employment with the Company, Mr. Hughes may not engage in any business which competes with the Company anywhere in the United States.

     The Company entered into an Employment Agreement with Mr. Todd effective July 10, 1995, for an initial term of one year, subject to successive one-year extensions. To date, this Employment Agreement has been extended through July 2003. The Agreement may be terminated by either party without cause upon 90 days' written notice. In the event of termination by the Company other than for cause, the Agreement provides for a severance payment to Mr. Todd, payable at the Company's regular payment intervals and at Mr. Todd's then current salary for a period of one year following any such termination. During the term of employment and for a period of two years following termination of employment with the Company, Mr. Todd may not engage in any business which competes with the Company anywhere in the United States.

DIRECTOR COMPENSATION

     The Company has adopted compensation and incentive benefit plans to enhance its ability to continue to attract, retain and motivate qualified persons to serve as directors of the Company. Effective for fiscal year 2002, the Company payments to its non-employee directors are as follows:

     -    $10,000 annual retainer;
     - $1,000 per Board meeting, regardless of venue or format (whether in person or by phone); and
     -    $600 per Committee meeting, with $900 to Chair.

     Each non-employee director may elect to receive shares of Common Stock in lieu of cash payments pursuant to the Company's Equity Compensation Plan for Non-employee Directors. The Company also reimburses its non-employee directors for their reasonable expenses incurred in attending Board and committee meetings. Board members who are also officers do not receive any separate compensation nor fees for attending Board or committee meetings.

     The Non-employee Director Stock Option Plan (the "Director Option Plan") provides for option grants awarded for completion of each year of service if the director has attended a minimum of 75% of all Board of Directors' and applicable committee meetings during that fiscal year. A year of service is defined as a fiscal year of the Company during which the non-employee director served on the Board for the entire fiscal year. On the final day of each fiscal year, each qualified non-employee director receives a five-year option to purchase 5,000 shares, exercisable at the then-current fair market value of the Company's Common Stock. An aggregate of 300,000 shares of Common Stock is authorized for issuance to non-employee directors under the Director Option Plan. As of November 30, 2002, options to purchase a total of 90,000 shares of Common Stock were outstanding under the Director Option Plan.


                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

     The following table sets forth, as of December 31, 2002, the beneficial ownership of the Company's outstanding Common Stock: (i) by each person who owns of record (or is known by the Company to own beneficially) more than 5% of the

Common Stock, (ii) by each director and named executive officer of the Company, and (iii) by all directors and executive officers as a group.

NAME AND ADDRESS                       NUMBER OF SHARES   PERCENTAGE OF COMMON STOCK
-------------------------------------  -----------------  --------------------------
Acquisitor Holdings (Bermuda) Ltd.            719,700(1)               7.3
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

-------------------------------------

George W.  Belsey                             148,107(2)               1.5
7301 South Peoria
Englewood, CO 80112

Ralph J.  Bernstein                           814,115(3)               8.3
77 E.  77th St.
New York, NY 10021

David L. Dolstein                              78,107(4)                *
1670 Miro Way
Rialto, CA 92376

Samuel H. Gray                                 15,000(5)                *
95 Madison Avenue
Morristown, NJ 07960

Neil M. Hughes                                  8,277(6)                *
7301 South Peoria
Englewood, CO 80112

Sharon J. Keck                                    394(7)                *
7301 South Peoria
Englewood, CO 80112

MG Carl H. McNair, Jr.  (Ret.)                 35,637(8)                *
11710 Plaza America Drive
Reston, VA 20190-6010

Lowell D. Miller, Ph.D.                        36,775(9)                *
16940 Stonehaven
Belton, MO 64012

Donald R. Segner                              20,299(10)                *
290 Arch Street
Laguna Beach, CA 92651

Morad Tahbaz                                 155,183(11)               1.6
77 E.  77th St.
New York, NY 10021

Aaron D. Todd                                 29,174(12)                *
7301 South Peoria
Englewood, CO 80112


                                      -42-

NAME AND ADDRESS                       NUMBER OF SHARES   PERCENTAGE OF COMMON STOCK
-------------------------------------  -----------------  --------------------------

All Directors and Executive Officers       1,241,068(13)               12.6
as a group (11 persons)

___________________

* Less than one percent (1%) of Common Stock outstanding on December 31, 2002.

(1)  Based solely on Schedule 13D/A filed by the beneficial owner with the SEC on
        October 9, 2002.
(2)  Includes (i) 100,000 shares subject to stock options exercisable within 60 days; and (ii) 48,107 shares directly owned by George and Phyllis Belsey.
(3)  Includes (i) 30,000 shares subject to stock options exercisable within 60 days; (ii) 623,615 shares directly owned; (iii) 60,500 shares owned by
        Yasmeen Bernstein, Mr. Bernstein's spouse; and (iv) 100,000 shares subject to currently exercisable warrants held by Americas Partners, of which
        Mr. Bernstein is a general partner.
(4)  Includes (i) 68,333 shares subject to stock options exercisable within 60 days; and (ii) 9,774 shares directly owned by David and Kathi Dolstein.
(5)  Consists of 15,000 shares subject to stock options exercisable within 60 days.
(6)  Includes (i) 7,883 shares subject to stock options exercisable within 60 days and (ii) 394 shares directly owned.
(7)  Consists of 394 shares directly owned.
(8)  Includes (i) 5,637 shares directly owned; and (ii) 30,000 shares subject to stock options exercisable within 60 days.
(9)  Includes (i) 21,775 shares owned directly; and (ii) 15,000 shares subject to stock options exercisable within 60 days.
(10) Includes (i) 10,000 shares subject to stock options exercisable within 60 days;
        and (ii) 10,299 shares held in a trust as to which Mr. Segner holds shared voting and investment power.
(11) Includes (i) 5,000 shares subject to stock options exercisable within 60 days;
        (ii) 50,183 shares directly owned; and (iii) 100,000 shares subject to currently exercisable warrants held by Americas Partners, of which Mr. Tahbaz is a managing director.
(12) Includes (i) 10,240 shares directly owned; (ii) 2,267 shares beneficially owned by Mr. Todd in the Company's 401(k) plan; and (iii) 16,667 shares subject to stock options exercisable within 60 days.
(13) Includes (i) 287,883 shares subject to stock options exercisable within 60 days and (ii) 100,000 shares subject to currently exercisable warrants.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Effective in July 2001, the Company engaged Mr. Morad Tahbaz, a non-employee director of the Company, to actively identify, research, analyze and recommend candidates for merger and acquisition. In recognition of the additional time commitment required for this effort, the Company agreed to compensate Mr. Tahbaz $5,000 per month. At fiscal year end, the aggregate amount paid to Mr. Tahbaz for this purpose was $30,000.

     In connection with the RMH acquisition, the Company received services from Americas Partners, an entity affiliated with Mr. Tahbaz and Mr. Bernstein. The Company agreed to pay Americas Partners approximately $750,000 for such services, which amount has been determined by the independent directors to be the fair value of the services. The form of payment was $477,388 in cash and a warrant to purchase 100,000 shares of Company common stock. The warrant has an exercise price of $5.28 per share and expires five years from issuance.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding beneficial ownership Air Methods Common Stock as of November 30, 2002 by the Selling Stockholders in this offering.

                                     SHARES BENEFICIALLY OWNED              SHARES BENEFICIALLY
                                      PRIOR TO THIS OFFERING             OWNED AFTER THIS OFFERING
                                   ---------------------------           -------------------------
                                                                 SHARES
                                                    PERCENT     OFFERED                PERCENT
                                                       OF       IN THIS                   OF
NAME AND ADDRESS                      NUMBER      OUTSTANDING   OFFERING   NUMBER    OUTSTANDING
---------------------------------  -------------  ------------  --------  --------  --------------
RCG Capital Markets Group, Inc.          50,000       0.5%       50,000        0        0(1)
5635 E.  Thomas Road
Phoenix, AZ 85018

Prudential Capital Partners, L.P.       429,019       4.3%      429,019        0        0(1)
(2), (3), (4)
2 Prudential Plaza
180 N. Stetson, Suite 5600
Chicago, IL 60601

Prudential Capital Partners              14,205       0.1%       14,204        0        0(1)
Management Fund, L.P. (2), (3),
(5)
4 Gateway Center, 7th Floor
Newark, NJ 07102

(1)     For purposes of calculating shares beneficially owned after this offering, it is assumed that all shares offered hereunder (Offered Shares) that are purchasable upon the exercise of the warrant have been purchased by the Selling Stockholder upon exercise of such warrant and that all such shares have been sold pursuant to this offering. The
Selling Stockholders may have sold, transferred or otherwise disposed of all or a portion of their warrants since the date on which they provided information regarding their securities in transactions exempt from the registration requirements of the Securities
Act.

(2)     The exercise prices and the number of shares issuable pursuant to the terms of the warrants issued to PCP and PCPMF are subject to adjustment pursuant to specified anti-dilution provisions set forth in those warrants.

(3)     Based on public records and/or direct communications, these selling security holders are also affiliates of registered broker-dealers, and therefore may be
"underwriters" within the meaning of the Securities Act.

(4)     Prudential Capital Group, L.P., a subsidiary of Prudential Financial Inc., is the general partner and a limited partner of PCP and Prudential Insurance Company of America, also a subsidiary of Prudential Financial Inc., is a limited partner of PCP.  In connection with the financing of the acquisition of RMH, PCP purchased a Senior
Subordinated Note in an aggregate principal amount of $22,262,879 issued by Air Methods and, together with its affiliate, PCPMF, has the right to designate an observer of Air
Methods' board meetings.

(5)     Prudential  Investment  Management,  Inc.,  a  subsidiary of Prudential Financial
Inc.,  is  the  general  partner  of  PCPMF.  In  connection  with  the  financing of the acquisition  of RMH, PCPMF purchased a Senior Subordinated Note in an aggregate principal amount  of  $737,121 issued by Air Methods and, together with its affiliate, PCP, has the right  to  designate  an  observer  of  Air  Methods'  board  meetings.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders and their successors, which includes their pledgees, donees, partnership distributees, other transferees receiving the warrants or the Offered Shares in non-sale transfers, may sell the Offered

Shares directly to purchasers or through underwriters, broker-dealers or agents. Underwriters, broker-dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers. These discounts, concessions or commissions may be in excess of those customary in the types of transactions involved.

     The Offered Shares may be sold in one or more transactions:

     -    at fixed prices;

     -    at prevailing market prices at the time of sale;

     -    at varying prices determined at the time of sale; or

     -    at negotiated prices.

     These sales may be effected in transactions, which may involve block transactions, in the following manner:

     - on any national securities exchange or quotation service on which the Company's common stock may be listed or quoted at the time of sale;

     -    in the over-the-counter market;

     - in transactions other than on these exchanges or services or in the over-the-counter market; or

     - through the writing and exercise of options, whether these options are listed on an options exchange or otherwise.

     The Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Offered Shares and deliver these shares to close out short positions, or loan or pledge the underlying shares to broker-dealers that in turn may sell these shares.

     The aggregate proceeds to the Selling Stockholders from the sale of the Offered Shares will be the purchase price of the shares less any discounts and commissions. A Selling Stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchase of these shares to be made directly or through agents. The Company will not receive any of the proceeds from the resale of the Offered Shares by the Selling Stockholders. The Company may, however, receive cash consideration in connection with the exercise of the warrants.

     In order to comply with the securities laws of some jurisdictions, if applicable, the Selling Stockholders may sell the Offered Shares in some jurisdictions through registered or licensed broker dealers.

     The Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Offered Shares may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the Offered Shares may be underwriting discounts and commissions under the Securities Act. The Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A under the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

     Pursuant to the Stockholders Agreement between the Company and PCP and PCPMF, the Company has agreed to pay substantially all of the expenses incident to the registration of the shares of the Company common stock underlying the warrants issued to PCP and PCPMF, except that PCP and PCPMF will pay any brokers' commissions and, in connection with an underwritten offering, underwriting discounts and commissions. In addition, PCP, PCPMF and the Company have agreed to indemnify each other and their respective directors, officers and controlling persons against, and in certain circumstances to provide contribution with respect to, specific liabilities in connection with the offer and sale of the Offered Shares, including liabilities under the Securities Act.

     The Company will pay all of the other expenses incident to the offering of the Company common stock offered hereby by the Selling Stockholders, other than
(1) any underwriting commissions or brokerage commissions, and (2) an amount equal to the lesser of (A) 50% of the direct costs incurred by RCG in connection with this registration statement and (B) $5,000.



                            DESCRIPTION OF SECURITIES

GENERAL

     The Company is authorized to issue 16,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of November 30, 2002, there were 9,462,179 shares of common stock outstanding and no shares of preferred stock outstanding.

COMMON STOCK

     The holders of Company common stock are entitled to vote at all meetings of stockholders, to receive dividends if, as, and when declared by the board of directors, and to participate in any distribution of property or assets on the liquidation, winding up, or other dissolution of the Company. The Company common stock has no preemptive or conversion rights. Except as required by certain supermajority voting requirements, including in the event of a proposed takeover, contained in the Company's Certificate of Incorporation, as amended, or as required by law or the Company's Bylaws, the affirmative vote of the holders of a majority of the common stock present in person or by proxy at a meeting where a quorum is present is required for stockholder action. The Company's Certificate of Incorporation, as amended, does not authorize cumulative voting for the election of directors.

WARRANTS

     In consideration for certain investor relations consulting and other services provided by RCG, the Company has issued to RCG two warrants. First, on June 29, 2000, the Company issued to RCG a warrant to purchase up to 25,000 shares of the Company common stock, at an exercise price of $3.15 per share. The right to purchase the shares under this warrant expires on July 1, 2005. This warrant is currently exercisable. Second, on August 7, 2002, the Company issued to RCG an additional warrant to purchase up to 25,000 shares of Company common stock, at an exercise price of $6.60 per share. One third of the warrant will vest on April 7, 2003, one third of the warrant will vest on December 7, 2003, and the remaining one third will vest on August 7, 2004. The right to purchase the shares under this warrant expires on August 8, 2007. Prior to the purchase of the warrant in connection with these services, RCG did not hold any shares of the Company common stock. After the offering, assuming all offered shares are sold, RCG would hold no shares of the Company common stock.

     In connection with the issuance of $23 million aggregate principal amount of Subordinated Notes issued to PCP and PCPMF, on October 16, 2002 the Company issued to PCP a warrant to purchase up to 429,019 shares of the Company common stock, and to PCPMF a warrant to purchase up to 14,205 shares of the Company common stock, each at an exercise price of $0.06 per share. The right to purchase these shares under both of these warrants expires on the later of October 16, 2008 or thirty days following notice of expiration sent by the Company. Each warrant is currently exercisable. This registration statement is being filed to comply with the terms of a stockholders' agreement, pursuant to which the Company agreed to file, by December 30, 2002, a registration statement relating to the resale of the shares, use its best efforts to have the registration statement be declared effective within 90 days of the earlier of the date this registration statement is filed and December 30, 2002, and remain effective until such time as the earlier of, among other things, the date on which all the securities issued to PCP, PCPMF, or their successors can be sold under Rule 144 of the Securities Act without volume limitations or have been sold. If the Company fails to comply with these registration requirements, it will be required to pay penalties to PCP and PCMF (allocated on the basis of their warrant ownership) at a rate equal to 0.25% per annum of the principal amount of the $23 million Subordinated Notes (calculated on the basis of a 360-day year) for the first 30 days after such failure to comply and increasing by an additional 0.25% per annum at the beginning of each subsequent 30-day period; provided that, at no time will the aggregate rate exceed 2.00% per annum. PCP and PCMF have agreed to waive any defaults under the terms of the Subordinated Notes arising as a result of the failure to file a registration statement through January 10, 2002, subject to the payment of the above described penalties by the Company. One representative of PCP and its affiliate, PCPMF, is permitted to participate in all Company board meetings as an observer. If the Company issues equity securities in the future (other than in a public offering), any holder of unexercised warrants is entitled to pre-emptive rights to participate in that offering to maintain the percentage ownership represented by the unexercised warrants. Prior to the purchase of the warrant in connection with the RMH financing transaction, neither PCP nor PCPMF held any shares of the Company common stock. After the offering, assuming all offered shares are sold, neither PCP nor PCPMF would hold any shares of the Company common stock.

CHANGE IN CONTROL PROVISIONS OF THE CERTIFICATE OF INCORPORATION

     Certain provisions of Air Methods' Certificate of Incorporation, as amended, may make it difficult to change control of Air Methods. Article IV of the Certificate of Incorporation, as amended, allows the board of directors of Air Methods to determine or alter the rights, preferences, privileges, and restrictions to be granted to or imposed upon any wholly unissued series of preferred stock, to fix the number of shares that constitute any series of preferred stock, and to determine the designation and series of preferred stock.
Article V of the Certificate of Incorporation, as amended, establishes what is known as a "classified board of directors," with three classes of directors designated as Class I, Class II, and Class III. Each class is elected to serve for a three year term, with each class up for election in different years so that in any one year, only one-third of all directors are up for election. At each annual meeting of stockholders, the successors to the class of directors whose terms expire at that meeting are elected to serve as directors for a three year term. Pursuant to the Company's Certificate of Incorporation, as amended, the stockholders may not take action by written consent.


                                  LEGAL MATTERS

     The validity of the securities offered by this prospectus will be passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.


                                     EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule of Air Methods Corporation and subsidiaries as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included herein in reliance upon the reports of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Rocky Mountain Holdings, L.L.C. as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001 included in this prospectus have been so included in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     We have agreed to indemnify, to the full extent permitted by the laws of the State of Delaware, any current or former directors and officers who are made, or threatened to be made, a party to an action or proceedings, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such persons is or was a director or officer of the Company, or served any other enterprise as a director or officer at the request of the Company.

     We maintain insurance policies under which our officers and directors are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Air Methods.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors and officers or persons controlling the Company pursuant to the foregoing provisions, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

     Air Methods Corporation files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's Internet website at http://www.sec.gov. Information contained on the Company's website at
------------------
http://www.airmethods.com is not a part of this prospectus.
-------------------------

     You may receive a copy of any of these filings, at no cost, by writing or calling Air Methods Corporation, 7301 South Peoria, Englewood, Colorado 80112,
Attention: Kay Kelly, telephone (303) 792-7400.

                                 INDEX TO FINANCIAL STATEMENTS


                                                                                          PAGE
FINANCIAL STATEMENTS OF AIR METHODS CORPORATION:
  Annual Financial Statements:
  Independent Auditors' Report                                                            F-2
  Consolidated Balance Sheets - December 31, 2001 and 2000                                F-3
  Consolidated Statements of Operations - years ended December 31, 2001, 2000, and 1999   F-5
  Consolidated Statements of Stockholders' Equity - years ended December 31, 2001, 2000,  F-6 and 1999
  Consolidated Statements of Cash Flows - years ended December 31, 2001, 2000, and 1999   F-7
  Notes to Consolidated Financial Statements                                              F-9
  Independent Auditors' Report on Consolidated Financial Statement Schedule II            F-27
  Schedule II - Valuation and Qualifying Accounts                                         F-28

  Interim Financial Statements:
  Consolidated Balance Sheets (unaudited) - September 30, 2002 and December 31, 2001      F-29
  Consolidated Statements of Operations (unaudited) - three and nine months               F-31
      ended September 30, 2002 and 2001
  Consolidated Statements of Cash Flows (unaudited) - nine months ended September 30,     F-32
      2002 and 2001
  Notes to Unaudited Consolidated Financial Statements                                    F-34

FINANCIAL STATEMENTS OF ROCKY MOUNTAIN HOLDINGS, L.L.C.:

  Independent Auditors' Report                                                            F-40
  Balance Sheets - September 30, 2002 (unaudited) and December 31, 2001 and 2000          F-41
  Statements of Operations for the nine months ended September 30, 2002 and 2001          F-42
      (unaudited), and the years ended December 31, 2001, 2000, and 1999
  Statements of Members' Equity for the nine months ended September 30, 2002              F-43
      (unaudited), and the years ended December 31, 2001, 2000, and 1999
  Statements of Cash Flows for the nine months ended September 30, 2002 and 2001          F-44
      (unaudited), and the years ended December 31, 2001, 2000, and 1999
  Notes to Financial Statements                                                           F-45

UNAUDITED PRO FORMA FINANCIAL INFORMATION:

  Introduction to the pro forma financial information                                     F-56
  Pro Forma Combined Balance Sheet - September 30, 2002                                   F-57
  Pro Forma Combined Statement of Operations for the nine months ended September 30,      F-59
      2002
  Pro Forma Combined Statement of Operations for the year ended December 31, 2001         F-60
  Notes to Pro Forma Combined Financial Statements                                        F-61

                          Independent Auditors' Report
                          ----------------------------



BOARD OF DIRECTORS AND STOCKHOLDERS
AIR METHODS CORPORATION:

We have audited the accompanying consolidated balance sheets of Air Methods Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Methods
Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.




                                                KPMG LLP



Denver, Colorado
February 25, 2002

AIR METHODS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

---------------------------------------------------------------------------------------------------

                                                                                  2001       2000
                                                                                ---------  --------
ASSETS
------
Current assets:
  Cash and cash equivalents                                                     $  2,838     4,107
  Current installments of notes receivable (note 4)                                  120       108
  Receivables:
      Trade (notes 5 and 11)                                                      22,555    17,980
      Less allowance for doubtful accounts                                        (5,673)   (4,231)
                                                                                ---------  --------
                                                                                  16,882    13,749

      Insurance proceeds                                                             471       499

      Other                                                                          851       862
                                                                                ---------  --------

                                                                                  18,204    15,110

  Inventories (note 5)                                                             3,427     3,142
  Work-in-process on medical interior and products contracts                         253       193
  Costs and estimated earnings in excess of billings
    on uncompleted contracts (note 3)                                                797        --
  Deferred tax asset (note 9)                                                      3,397        --
  Prepaid expenses and other current assets                                        1,083     1,024
                                                                                ---------  --------
            Total current assets                                                  30,119    23,684
                                                                                ---------  --------
Equipment and leasehold improvements (notes 5 and 6):
  Flight and ground support equipment                                             71,392    67,819
  Buildings and office equipment                                                   5,841     5,541
                                                                                ---------  --------
                                                                                  77,233    73,360
  Less accumulated depreciation and amortization                                 (30,561)  (26,001)
                                                                                ---------  --------
        Net equipment and leasehold improvements                                  46,672    47,359

Excess of cost over the fair value of net assets acquired, net of accumulated amortization of $1,091 and $922 at December 31, 2001 and 2000,
  respectively (note 2)                                                            2,974     1,921
Notes receivable, less current installments (note 4)                                 472       618
Other assets, net of accumulated amortization of $447 and $1,721 at
  December 31, 2001 and 2000, respectively                                         5,320     1,668
                                                                                ---------  --------
            Total assets                                                        $ 85,557    75,250
                                                                                =========  ========


                                                                     (Continued)

AIR METHODS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS, CONTINUED
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

----------------------------------------------------------------------------------------------------

                                                                                   2001       2000
                                                                                 ---------  --------
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current liabilities:
  Notes payable (note 5)                                                         $     --     1,000
  Current installments of long-term debt (note 5)                                   3,737     3,571
  Current installments of obligations under capital leases (note 6)                   351       331
  Accounts payable                                                                  1,925     2,065
  Accrued overhaul and parts replacement costs                                      3,407     4,143
  Deferred revenue                                                                  1,158     1,071
  Billings in excess of costs and estimated earnings on uncompleted contracts
      (note 3)                                                                         --     1,011
  Deferred income taxes (note 9)                                                       --        55
  Accrued wages and compensated absences                                            2,037     1,437
  Other accrued liabilities (note 2)                                                2,189     1,265
                                                                                 ---------  --------
            Total current liabilities                                              14,804    15,949

Long-term debt, less current installments (note 5)                                 17,335    17,504
Obligations under capital leases, less current installments (note 6)                2,882     3,235
Accrued overhaul and parts replacement costs                                       10,377     7,901
Deferred income taxes (note 9)                                                      2,178        --
Other liabilities                                                                   1,438     1,245
                                                                                 ---------  --------
            Total liabilities                                                      49,014    45,834
                                                                                 ---------  --------
Stockholders' equity (note 7):
  Preferred stock, $1 par value.  Authorized 5,000,000 shares,
    none issued                                                                        --        --
  Common stock, $.06 par value.  Authorized 16,000,000 shares; issued
    8,619,026 and 9,084,515 shares at December 31, 2001 and 2000, respectively
                                                                                      517       545
  Additional paid-in capital                                                       50,665    50,113
  Accumulated deficit                                                             (14,637)  (21,200)
  Treasury stock at par, 37,005 and 701,576 common shares at December 31, 2001
      and 2000, respectively                                                           (2)      (42)
                                                                                 ---------  --------
            Total stockholders' equity                                             36,543    29,416
                                                                                 ---------  --------
Commitments and contingencies (notes 5, 6, 10, and 11)

            Total liabilities and stockholders' equity                           $ 85,557    75,250
                                                                                 =========  ========

See accompanying notes to consolidated financial statements.

AIR METHODS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

-----------------------------------------------------------------------------------------------------------------

                                                                                    Year Ended December 31,
                                                                              -----------------------------------
                                                                                 2001         2000        1999
                                                                              -----------  ----------  ----------
Revenue:
  Flight revenue (note 8)                                                     $   82,288      67,192      50,746
  Sales of medical interiors and products                                          7,655       6,500       4,981
  Parts and maintenance sales and services                                         2,042       1,258       1,531
  Gain on disposition of assets, net                                                 111         343          --
                                                                              -----------  ----------  ----------
                                                                                  92,096      75,293      57,258
                                                                              -----------  ----------  ----------
Operating expenses:
  Flight centers                                                                  28,288      22,713      16,167
  Aircraft operations                                                             20,222      17,635      13,297
  Aircraft rental (note 6)                                                         3,772       3,176       1,960
  Cost of medical interiors and products sold                                      5,556       4,597       3,808
  Cost of parts and maintenance sales and services                                 1,806       1,092       1,239
  Depreciation and amortization                                                    5,239       5,485       5,168
  Bad debt expense                                                                 9,714       6,695       3,882
  Loss on disposition of assets, net                                                 ---         ---         113
  General and administrative                                                       9,781       7,854       6,508
                                                                              -----------  ----------  ----------
                                                                                  84,378      69,247      52,142
                                                                              -----------  ----------  ----------

            Operating income                                                       7,718       6,046       5,116

Other income (expense):
  Interest expense                                                                (1,945)     (2,144)     (2,138)
  Interest and dividend income                                                       100         185         155
  Other, net                                                                          75          70          57
                                                                              -----------  ----------  ----------
Income before income taxes                                                         5,948       4,157       3,190

Income tax benefit (note 9)                                                          615          --         255
                                                                              -----------  ----------  ----------
            Net income                                                        $    6,563       4,157       3,445
                                                                              ===========  ==========  ==========
            Basic income per common share (note 7)                            $      .78         .50         .42
                                                                              ===========  ==========  ==========
            Diluted income per common share (note 7)                          $      .76         .49         .42
                                                                              ===========  ==========  ==========
Weighted average number of common shares outstanding - basic                   8,421,671   8,334,445   8,219,601
                                                                              ===========  ==========  ==========
Weighted average number of common shares outstanding - diluted                 8,659,302   8,559,389   8,222,187
                                                                              ===========  ==========  ==========

See accompanying notes to consolidated financial statements.

AIR METHODS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001, 2000, AND 1999
(AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

--------------------------------------------------------------------------------------------------------------------

                                                                                                             Total
                                            Common Stock        Treasury Stock     Additional                Stock-
                                       --------------------  -------------------    Paid-in     Accumulated  holders'
                                         Shares     Amount    Shares     Amount     Capital      Deficit     Equity
                                       ----------  --------  ---------  --------  -----------  ------------  -------
BALANCES AT JANUARY 1, 1999            8,281,343   $   497     50,606   $    (3)      49,979       (28,802)  21,671

Issuance of common shares for options
  exercised and services rendered         97,500         6         --        --          245            --      251
Purchase of treasury shares                   --        --     77,216        (5)        (222)           --     (227)
Net income                                    --        --         --        --           --         3,445    3,445
                                       ----------  --------  ---------  --------  -----------  ------------  -------
BALANCES AT DECEMBER 31, 1999          8,378,843       503    127,822        (8)      50,002       (25,357)  25,140

Issuance of common shares for options
  exercised and services rendered        705,672        42         --        --        2,457            --    2,499
Purchase of treasury shares                   --        --    573,754       (34)      (2,346)           --   (2,380)
Net income                                    --        --         --        --           --         4,157    4,157
                                       ----------  --------  ---------  --------  -----------  ------------  -------
BALANCES AT DECEMBER 31, 2000          9,084,515       545    701,576       (42)      50,113       (21,200)  29,416

Issuance of common shares for options
  and warrants exercised and services
  rendered                               402,856        24         --        --        1,334            --    1,358
Tax benefit from exercise of stock
  options                                     --        --         --        --          227            --      227
Purchase of treasury shares                   --        --    203,774       (12)      (1,009)           --   (1,021)
Retirement of treasury shares           (868,345)      (52)  (868,345)       52           --            --       --
Net income                                    --        --         --        --           --         6,563    6,563
                                       ----------  --------  ---------  --------  -----------  ------------  -------
BALANCES AT DECEMBER 31, 2001          8,619,026   $   517     37,005   $    (2)      50,665       (14,637)  36,543
                                       ==========  ========  =========  ========  ===========  ============  =======

See accompanying notes to consolidated financial statements.

AIR METHODS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(AMOUNTS IN THOUSANDS)

--------------------------------------------------------------------------------------------------------------------

                                                                                           Year Ended December 31,
                                                                                        ----------------------------
                                                                                          2001       2000     1999
                                                                                        ---------  --------  -------
Cash flows from operating activities:
  Net income                                                                            $  6,563     4,157    3,445
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization expense                                                  5,239     5,485    5,168
    Bad debt expense                                                                       9,714     6,695    3,882
    Deferred income tax benefit                                                           (1,274)     (308)    (251)
    Tax benefit from exercise of stock options                                               227        --       --
    Common stock options and warrants issued for services                                     95        60       60
    Loss (gain) on disposition of assets                                                    (111)     (343)     113
    Changes in operating assets and liabilities, net of effects of acquisitions:
      Increase in receivables                                                            (12,808)  (13,394)  (5,912)
      Decrease (increase) in inventories                                                    (285)       96     (427)
      Decrease (increase) in prepaid expenses and other current assets                       (59)       43     (170)
      Decrease (increase) in work-in-process on medical interior and products
        contracts and costs in excess of billings                                           (857)      751     (797)
      Increase (decrease) in accounts payable and other accrued liabilities                  362     1,592      (96)
      Increase in accrued overhaul and parts replacement costs                               644       820      835
      Increase (decrease) in deferred revenue, billings in excess of costs, and other
        liabilities                                                                         (748)    1,473      273
                                                                                        ---------  --------  -------

         Net cash provided by operating activities                                         6,702     7,127    6,123
                                                                                        ---------  --------  -------


Cash flows from investing activities:
  Acquisition of net assets of Area Rescue Consortium of Hospitals and SkyLife
      Aviation, LLC (note 2)                                                                  --    (2,367)      --
  Acquisition of equipment and leasehold improvements                                     (4,106)   (3,248)  (2,868)
  Proceeds from disposition and sale of equipment and assets held for sale                   210     1,158       --
  Increase in notes receivable and other assets, net                                          (6)   (1,004)    (740)
                                                                                        ---------  --------  -------
         Net cash used by investing activities                                            (3,902)   (5,461)  (3,608)
                                                                                        ---------  --------  -------


                                                                     (Continued)

AIR METHODS CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
(AMOUNTS IN THOUSANDS)

----------------------------------------------------------------------------------------

                                                               Year Ended December 31,
                                                              --------------------------
                                                                2001     2000     1999
                                                              --------  -------  -------
Cash flows from financing activities:
  Proceeds from issuance of common stock                      $ 1,263    2,439      191
  Payments for purchases of common stock                       (1,021)  (2,380)    (227)
  Net borrowings (payments) under short-term notes payable     (1,000)     300     (425)
  Proceeds from long-term debt                                  2,700    3,794    1,150
  Payments of long-term debt                                   (5,678)  (3,597)  (2,819)
  Payments of capital lease obligations                          (333)    (357)    (550)
                                                              --------  -------  -------
            Net cash provided (used) by financing activities   (4,069)     199   (2,680)
                                                              --------  -------  -------

            Increase (decrease) in cash and cash equivalents   (1,269)   1,865     (165)

Cash and cash equivalents at beginning of year                  4,107    2,242    2,407
                                                              --------  -------  -------

Cash and cash equivalents at end of year                      $ 2,838    4,107    2,242
                                                              ========  =======  =======

Interest paid in cash during the year                         $ 1,974    2,148    2,148
                                                              ========  =======  =======
Income taxes paid in cash during the year                     $   365      308      290
                                                              ========  =======  =======


Non-cash  investing  and  financing  activities:

In the year ended December 31, 2001, the Company recognized a total liability of $1,500 as additional consideration for the purchase of ARCH Air Medical Service, Inc. (ARCH). During the second quarter of 2001, the Company determined that payment of this consideration, which was based on the cash flows of post-acquisition ARCH operations, was reasonably assured based on receivable collection trends to date.

In the year ended December 31, 2001, the Company issued a note payable of $225 to buy out a third party's interest in one of the Company's aircraft. The Company also issued a note payable of $2,750 to acquire the operating rights of and establish a non-compete agreement with another air ambulance service provider. The balance of the non-compete agreement is included in other assets in the consolidated balance sheets.

In the year ended December 31, 2000, the Company assumed a capital lease obligation of $1,568 to finance the buyout of a helicopter. The Company also issued notes payable of $48 to finance insurance policies.


See accompanying notes to consolidated financial statements.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Financial Statement Presentation and Business

     Air Methods Corporation, a Delaware corporation, and its subsidiaries (Air Methods or the Company) serves as one of the largest providers of aeromedical emergency transport services and systems throughout the United States of America. The Company also designs, manufactures, and installs medical aircraft interiors and other aerospace products for domestic and international customers. As more fully discussed in Note 2, in April 2000, Mercy Air Service, Inc. (Mercy Air), a wholly owned subsidiary of the Company, acquired through a newly formed subsidiary substantially all of the business assets of Area Rescue Consortium of Hospitals. The new company, ARCH Air Medical Service, Inc. (ARCH), operates as a wholly owned subsidiary of Mercy Air. All significant intercompany balances and transactions have been eliminated in consolidation. The Company holds a 50% ownership interest in a joint venture which is accounted for under the equity method.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company considers its critical accounting policies involving more significant judgments and estimates to be those related to revenue recognition, uncollectible receivables, deferred income taxes, and aircraft overhaul costs. Actual results could differ from those estimates.

     Cash  and  Cash  Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents. Cash equivalents of $1,225,000 and $1,263,000 at December 31, 2001 and 2000, respectively, consist of short-term money market funds.

     Inventories

     Inventories are comprised primarily of expendable aircraft parts which are recorded at the lower of cost (average cost) or market.

     Work-in-Process  on  Medical  Interior  and  Products  Contracts

     Work-in-process on medical interior and products contracts represents costs of the manufacture and installation of medical equipment and modification of aircraft for third parties. When the total cost to complete a project under a fixed fee contract can be reasonably estimated, revenue is recorded as costs are incurred using the percentage of completion method of accounting. Certain products contracts provide for reimbursement of all costs plus an incremental amount. Revenue on these contracts is also recorded as costs are incurred. Losses on contracts in process are recognized when determined.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Equipment  and  Leasehold  Improvements

     Hangar, equipment, and leasehold improvements are recorded at cost. Maintenance and repairs, other than major overhauls, are expensed when incurred. Major modifications and costs incurred to place aircraft in service are capitalized. Improvements to helicopters and airplanes leased under operating leases are included in flight and ground support equipment in the accompanying financial statements. Leasehold improvements to hangar and office space are included in buildings and office equipment in the accompanying financial statements. Depreciation is computed using the straight-line method over the shorter of the useful lives of the equipment or the lease term, as follows:

Description                                  Lives      Residual value
----------------------------------------  ------------  ---------------
Buildings, including hangars                  40 years              10%
Helicopters, including medical equipment  8 - 25 years         10 - 25%
Ground support equipment and rotables     5 - 10 years          0 - 10%
Furniture and office equipment            3 - 10 years


     Engine  and  Airframe  Overhaul  Costs

     The Company uses the accrual method of accounting for major engine and airframe component overhauls and replacements whereby the cost of the next overhaul or replacement is estimated and accrued based on usage of the aircraft component over the period between overhauls or replacements.

     Excess of Cost Over the Fair Value of Net Assets Acquired

     Excess of cost over the fair value of net assets acquired, or goodwill, is being amortized using the straight-line method over 25 years.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Long-lived  Assets

     The Company accounts for long-lived assets under the provisions of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("Statement 121"). Statement 121 requires that long-lived assets and certain identifiable intangible assets, including goodwill, to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Revenue  Recognition  and  Uncollectible  Receivables

     Fixed fee revenue under the Company's operating agreements with hospitals is recognized monthly over the terms of the agreements. Revenue relating to emergency flights is recognized upon completion of the services. Revenue and accounts receivable are recorded net of estimated contractual allowances under agreements with third-party payers. Uncollectible trade receivables are charged to operations using the allowance method. Estimates of uncollectible receivables are initially determined based on historical collection rates and adjusted periodically based on actual collections.

     Stock-based  Compensation

     The Company accounts for its employee stock compensation plans as prescribed under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion 25). Pro forma disclosures of net income and income per share required by Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation (Statement 123), are included in Note 7 to the consolidated financial statements.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     Income  Taxes

     Deferred tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Income  Per  Share

     Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by all outstanding and dilutive potential common shares during the period.

     Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

          Cash and cash equivalents, accounts receivable, notes payable, accounts payable, and accrued liabilities:

          The carrying amounts approximate fair value because of the short maturity of these instruments.

          Notes  receivable  and  long-term  debt:

          The carrying amounts approximate fair value since the interest rates on these instruments approximate current market rates.

     Reclassifications

     Certain prior period amounts have been reclassified to conform with the 2001 presentation.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(2)  ACQUISITION  OF  SUBSIDIARY

     On April 25, 2000, Mercy Air acquired through a newly formed company substantially all of the business assets of Area Rescue Consortium of Hospitals for $11,268,000 and two fixed wing aircraft and related equipment and inventory from SkyLife Aviation, LLC for $1,699,000. The purchase agreement includes a provision under which the sellers will receive 50% of all collections greater than 50% of standard billing rates for transports older than six months, up to a maximum of $1,500,000. In 2001, the Company determined that payment of this consideration was reasonably assured based on receivable collection trends to date and recognized this amount as additional purchase price (goodwill) and a total liability of $1,500,000. As of December 31, 2001, other accrued liabilities included $901,000 remaining to be paid under this provision of the purchase agreement.

     Funding for the acquisitions was provided primarily by the sale of five helicopters and two fixed wing aircraft to a company for $10.6 million. The aircraft are leased back from the company under a ten-year operating lease. ARCH also entered into a $1,350,000 note payable. The remainder of the cash payment was funded from Company treasuries. The allocation of the initial purchase price for both acquisitions was as follows (amounts in thousands):

Assets purchased:
  Aircraft           $10,600
  Equipment            1,749
  Inventory              734
                     --------
                      13,083
Liabilities assumed     (116)
                     --------
Purchase price       $12,967
                     ========

     The acquisition has been accounted for using the purchase method of accounting and the results of ARCH's operations have been included with those of the Company since April 25, 2000.

(3)  COSTS IN EXCESS OF BILLINGS AND BILLINGS IN EXCESS OF COSTS

     As of December 31, 2001, the estimated period to complete contracts in process ranges from one to eight months, and the Company expects to collect all related accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts within one year. The following summarizes contracts in process at December 31 (amounts in thousands):

                                                             2001      2000
                                                           --------  --------
Direct costs incurred on uncompleted contracts             $ 4,088     4,627
Estimated earnings                                           4,185     5,366
                                                           --------  --------
                                                             8,273     9,993
Less billings to date                                       (7,476)  (11,004)
                                                           --------  --------
Costs in excess of billings (billings in excess of costs)  $   797    (1,011)
                                                           ========  ========

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(4)  NOTES RECEIVABLE

     Future minimum payments under notes receivable are as follows (amounts in thousands):

Year ending December 31:
    2002                            $ 187
    2003                              181
    2004                              315
    2005                               37
    2006                               31
                                    ------
                                      751
Less amounts representing interest   (159)
                                    ------
Present value of minimum payments     592
Less current installments            (120)
                                    ------
                                    $ 472
                                    ======

(5)  NOTES PAYABLE AND LONG-TERM DEBT

     Notes payable at December 31, 2000, consisted entirely of borrowings under a $1.5 million line of credit, collateralized by certain receivables, inventories, and equipment. In 2001, the line of credit was increased to $4 million and, as of December 31, 2001, no amounts were drawn against the line. A commitment fee of 0.25% is charged to the Company quarterly for average unused capacity on the line. The line expires in May 2003 and has various covenants which limit the Company's ability to merge or consolidate with another entity, dispose of assets, and change the nature of business operations. The Company is also required to maintain certain financial ratios as defined in the agreement. At December 31, 2001, the Company was in compliance with the covenants.

     Aggregate maturities of long-term debt are as follows (amounts in thousands):

Year ending December 31:
       2002               $ 3,737
       2003                 3,158
       2004                 3,519
       2005                 3,506
       2006                 2,935
       Thereafter           4,217
                          -------
                          $21,072
                          =======

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(5)  NOTES PAYABLE AND LONG-TERM DEBT, CONTINUED

     Long-term debt consists of the following at December 31 (amounts in thousands):

                                                                             2001     2000
                                                                           --------  -------
Note payable with interest at 9.52%, due in monthly installments of principal and interest through July 2007 with all remaining
    principal due in August 2007, collateralized by flight equipment       $ 8,026    8,661
Note payable with interest at 7.5%. Paid in full in 2001.                       --    2,723
Notes payable with interest rates from 6.53% to 9.18%, due in monthly installments of principal and interest at various dates through April
    2007, collateralized by flight and other equipment                       7,785    6,711
Note payable, non-interest bearing, due in annual principal payments through January 2007. Annual principal payment amounts are contingent upon transport volume for Community-Based Model
    operations in Nevada.                                                    2,750       --
Note payable with interest at 8.01%, due in monthly payments of principal and interest through April 2007, collateralized by
    buildings                                                                1,107    1,264
Note payable with interest at 8.16%, due in monthly payments of principal and interest through March 2004 with all remaining
    principal due in April 2004, collateralized by flight equipment            929    1,019
Note payable with interest at 5.0%, due in monthly installments of
    principal and interest through November 2002, unsecured                    207       --
Notes payable to sellers of Mercy Air with interest at 9%, due in monthly installments of principal and interest through July 2002,
    collateralized by certain receivables                                      223      534
Other                                                                           45      163
                                                                           --------  -------
                                                                            21,072   21,075
Less current installments                                                   (3,737)  (3,571)
                                                                           --------  -------
                                                                           $17,335   17,504
                                                                           ========  =======

     Two of the note agreements require the Company to maintain certain financial ratios. As of December 31, 2001, the Company was in compliance with the covenants.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(6)  LEASES

     The Company leases hangar and office space under noncancelable operating leases and leases certain equipment and aircraft under noncancelable operating and capital leases. As of December 31, 2001, future minimum lease payments under capital and operating leases are as follows (amounts in thousands):

                                                  Capital   Operating
                                                  leases      leases
                                                 ---------  ----------
Year ending December 31:
        2002                                     $    533        5,504
        2003                                          534        5,005
        2004                                        2,627        4,784
        2005                                           --        4,783
        2006                                           --        4,753
        Thereafter                                     --       14,678
                                                 ---------------------

Total minimum lease payments                        3,694   $   39,507
                                                            ==========
Less amounts representing interest                   (461)
                                                 ---------
Present value of minimum capital lease payments     3,233
Less current installments                            (351)
                                                 ---------
                                                 $  2,882
                                                 =========

     Rent expense relating to operating leases totaled $4,935,000, $4,215,000, and $2,850,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

     At December 31, 2001 and 2000, leased property held under capital leases included in equipment, net of accumulated depreciation, totaled $4,132,000 and $4,321,000, respectively.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(7)  STOCKHOLDERS' EQUITY

     (a)  WARRANTS

          In payment of consulting services performed for the Company, the following warrants to purchase the Company's common stock were issued at or above market value and are outstanding as of December 31, 2001:

Number of Warrants  Exercise Price per Share  Expiration Date
------------------  ------------------------  ---------------

           160,000          $  3.00           February 21, 2002
            25,000             3.156          July 1, 2005
------------------
           185,000
==================

          All warrants expiring on February 21, 2002, were exercised during the first quarter of 2002 prior to expiration.

     (b)  STOCK OPTION PLANS

          The Company has a Stock Option Plan and a predecessor plan (together, "the Plan") which provides for the granting of incentive stock options (ISO's) and nonqualified stock options (NSO's), stock appreciation rights, and supplemental stock bonuses. Under the Plan, 3,500,000 shares of common stock are reserved for options. The Company also grants NSO's outside of the Plan. Generally, the options granted under the Plan have an exercise price equal to the fair market value on the date of grant, vest in three equal installments beginning one year from the date of grant, and expire five years from the date of grant.

          The Nonemployee Director Stock Option Plan authorizes the grant of NSO's to purchase an aggregate of 300,000 shares of common stock to nonemployee directors of the Company. Each nonemployee director completing one fiscal year of service will receive a five-year option to purchase 5,000 shares, exercisable at the then current fair market value of the Company's common stock. All options under this plan are vested immediately upon issue.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(7)  STOCKHOLDERS' EQUITY, CONTINUED

     The following is a summary of option activity, including options granted and outstanding outside of the Plan, during the years ended December 31, 2001, 2000, and 1999:

                                              Weighted Average
                                    Shares     Exercise Price
                                  ----------  -----------------
Outstanding at January 1, 1999    1,875,196   $            3.13

Granted                             716,172                2.88
Canceled                           (312,740)               2.96
Exercised                           (97,500)               1.98

                                  ----------
Outstanding at December 31, 1999  2,181,128                3.12

Granted                              37,112                3.96
Canceled                            (49,504)               3.41
Exercised                          (630,672)               3.33

                                  ----------
Outstanding at December 31, 2000  1,538,064                3.05

Granted                             100,000                4.39
Canceled                            (55,623)               3.50
Exercised                          (362,856)               3.15

                                  ----------
Outstanding at December 31, 2001  1,219,585                3.11
                                  ==========

Options exercisable at:
   December 31, 1999              2,070,510   $            3.12
   December 31, 2000              1,167,828                3.09
   December 31, 2001                987,048                3.12

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(7)  STOCKHOLDERS' EQUITY, CONTINUED

     The Company applies APB Opinion 25 and related interpretations in accounting for its plans. Accordingly, because the Company grants its options at or above market value, no compensation cost has been recognized relating to the plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the provisions of Statement 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below (amounts in thousands, except per share amounts):

                            2001    2000   1999
                           ------  ------  -----
Net income:
   As reported             $6,563  $4,157  3,445
   Pro forma                6,429   3,992  2,182

Basic income per share:
   As reported             $  .78  $  .50    .42
   Pro forma                  .76     .48    .27

Diluted income per share:
   As reported             $  .76  $  .49    .42
   Pro forma                  .71     .45    .27

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000, and 1999, respectively: dividend yield of 0% for all years; expected volatility of 39%, 59%, and 69%; risk-free interest rates of 4.0%, 5.2%, and 5.3%; and expected lives of 3 years for all years. The weighted average fair value of options granted during the years ended December 31, 2001, 2000, and 1999, was $1.46, $1.74, and $1.49, respectively.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(7)  STOCKHOLDERS' EQUITY, CONTINUED

     The following table summarizes information about stock options outstanding at December 31, 2001:

                              Weighted-Average                                 Weighted-
                                 Remaining         Weighted-                   Average
   Range of       Number        Contractual         Average        Number      Exercise
Exercise Price  Outstanding    Life (Years)     Exercise Price   Exercisable    Price
--------------  -----------  -----------------  ---------------  -----------  ----------

$ 1.81 to 2.69      232,715                2.6  $          2.66      150,766  $     2.66
  2.88 to 4.31      949,509                1.6             3.09      803,921        3.08
  4.38 to 6.23       37,361                4.8             6.11       32,361        6.09
                -----------                                      -----------
                  1,219,585                                          987,048
                ===========                                      ===========

     (c)  NONEMPLOYEE DIRECTOR COMPENSATION PLAN

          In February 1993, the Board of Directors adopted the Air Methods Corporation Equity Compensation Plan for Nonemployee Directors which was subsequently approved by the Company's stockholders on March 12, 1993. Under this compensation plan, 150,000 shares of common stock are reserved for issuance to non-employee directors. As of December 31, 2001, no shares have been issued under this plan.

     (d)  STOCK REPURCHASE PLAN

          On August 5, 1994, the Board of Directors approved a stock repurchase plan authorizing the repurchase of up to 10% of the outstanding shares of the Company's common stock to be retired. Repurchases may be made from time to time in the open market or in privately negotiated transactions. The plan authorizes, but does not require, the Company to repurchase shares. As of December 31, 2001, 885,244 shares, or 9.3% of common stock issued, had been repurchased under this plan.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(7)  STOCKHOLDERS' EQUITY, CONTINUED

     (e)  INCOME PER SHARE

          The reconciliation of basic to diluted weighted average common shares outstanding is as follows for the years ended December 31:

                                            2001       2000       1999
                                          ---------  ---------  ---------
Weighted average number of common shares
  outstanding - basic                     8,421,671  8,334,445  8,219,601
Dilutive effect of:
  Common stock options                      199,683    198,000      2,586
  Common stock warrants                      37,948     26,944         --
                                          -------------------------------
Weighted average number of common shares
  outstanding - diluted                   8,659,302  8,559,389  8,222,187
                                          ===============================

          Common stock options totaling 41,535, 139,736, and 2,170,439, and common stock warrants of -0-, -0-, and 275,000 were not included in the diluted income per share calculation for the years ended December 31, 2001, 2000, and 1999, respectively, because their effect would have been anti-dilutive.

(8)  REVENUE

     The Company has operating agreements with various hospitals and hospital systems to provide services and aircraft for periods ranging from 1 to 10 years. The agreements provide for revenue from monthly fixed fees and flight fees based upon the utilization of aircraft in providing emergency medical services. The fixed-fee portions of the agreements provide for the following revenue for years subsequent to December 31, 2001 (amounts in thousands):

Year ending December 31:
        2002              $21,430
        2003               17,216
        2004               14,824
        2005               11,990
        2006                7,091
        Thereafter          6,024
                          -------
                          $78,575
                          =======

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(9)  INCOME TAXES

     Income tax benefit (expense) consists of the following for the years ended December 31:

                               2001    2000   1999
                              ---------------------
Current income tax expense:
  Federal                     $ (241)  (129)  (231)
  State                         (418)  (179)   (20)
                              ---------------------
                                (659)  (308)  (251)

Deferred income tax benefit:
  Federal                      1,111    258    424
  State                          163     50     82
                              ---------------------
                               1,274    308    506
                              ---------------------
Total income tax benefit      $  615     --    255
                              =====================

     Actual current tax benefits are higher than reflected for the year ended December 31, 2001, by $227,000 as a result of stock option deduction benefits recorded as a credit to stockholders' equity.

     In the acquisition of Mercy Air in July 1997, the Company acquired trade receivables of $3.1 million. Mercy Air, a subchapter S corporation, had elected to be treated as a cash basis taxpayer. Upon acquisition, however, the new subsidiary was required to use the accrual method of accounting. This change in accounting method for tax purposes resulted in the recognition of approximately $3.1 million in taxable income over four years which could not be offset by the Company's net operating loss carryforwards. In the year ended December 31, 1999, the Company recorded an income tax benefit of $255,000 attributable to a reduction in deferred tax liabilities recorded in the acquisition of Mercy Air as a result of current period taxable losses of the Company.

     Reconciliation of income taxes on income before income taxes computed at the federal statutory rate of 34% and income taxes as recorded is as follows for the years ended December 31 (amounts in thousands):

                                            2001     2000     1999
                                          --------------------------
Tax at the federal statutory rate         $ 2,022    1,413    1,085
State income taxes, net of federal
  benefit and adjustment based on filed
  returns                                     487      275      211
Change in valuation allowance,
  including revisions for filed returns    (3,301)  (1,688)  (1,551)
Reduction in effective tax rate               (50)      --       --
Tax benefit from exercise of stock
  options                                     227       --       --
                                          --------------------------
Net income tax benefit                    $  (615)      --     (255)
                                          ==========================

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(9)  INCOME TAXES, CONTINUED

     For income tax purposes, at December 31, 2001, the Company has net operating loss carryforwards of approximately $16 million, expiring at various dates through 2012. In 1991, the Company acquired all of the outstanding common shares of Air Methods Corporation, a Colorado corporation ("AMC"). As a result of the acquisition of AMC and other issuances of stock, the utilization of approximately $7 million of the aforementioned net operating loss carryforwards is subject to an annual limitation of $1,032,000 per year, as adjusted for unused yearly limitations, by the provisions of Section 382 of the Internal Revenue Code.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 are as follows (amounts in thousands):

                                                     2001       2000
                                                   ---------  --------
Deferred tax assets:
   Overhaul and parts replacement cost,
     principally due to the accrual method         $  5,376     4,890
   Allowance for uncollectible accounts               1,399     1,822
   Net operating loss carryforwards                   6,409     9,014
   Deferred revenue                                     234       391
   Other                                                545       399
                                                   ---------  --------
         Total gross deferred tax assets             13,963    16,516
         Less valuation allowance                      (235)   (3,536)
                                                   ---------  --------
         Net deferred tax assets                     13,728    12,980
                                                   ---------  --------

Deferred tax liabilities:
   Equipment and leasehold improvements,
      principally due to differences in bases
      and depreciation methods                      (12,509)  (12,980)
   Receivables, principally due to difference in
      bases resulting from acquisition of
      subsidiary                                         --       (55)
                                                   ---------  --------
         Total deferred tax liabilities             (12,509)  (13,035)
                                                   ---------  --------
         Net deferred tax asset (liability)        $  1,219       (55)
                                                   =========  ========

     In 2001 and 2000, the Company had taxable earnings for consecutive tax years for the first time in its history. Based on the expected trend in future taxable earnings, the majority of the valuation allowance against deferred tax assets was reversed in the fourth quarter of 2001 upon completion of returns for the tax year ended June 30, 2001. As of December 31, 2001, a valuation allowance has been provided for net operating loss carryforwards which are not expected to be realized prior to expiration. Based on management's assessment, realization of net deferred tax assets through future taxable earnings is considered more likely than not, except to the extent valuation allowances are provided.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(10) EMPLOYEE BENEFIT PLANS

     The Company has a defined contribution retirement plan whereby employees may contribute up to 15% of their annual salaries. Effective January 1, 2001, the Company increased its contributions from 1.5% to 2% of annual salaries for all employees. The Company also matches 50% of the employees' contributions up to 6% of their annual salaries. Company contributions totaled approximately $1,221,000, $810,000, and $399,000 for the years ended December 31, 2001, 2000, and 1999, respectively.

(11) BUSINESS AND CREDIT CONCENTRATIONS

     A significant percentage of the Company's trade receivables are related to the flight operations of its Community-Based Model (CBM) in southern California, Nevada, Missouri and Illinois. CBM receivables are due from medical insurance companies and federal and state government insurance programs, as well as private citizens. The diversity in types of payers may mitigate the potential impact of the geographical concentration of receivables.

(12) BUSINESS SEGMENT INFORMATION

     The Company identifies operating segments based on management responsibility and the type of products or services offered. Operating segments and their principal products or services are as follows:

     - Community-Based Model (CBM) - provides air medical transportation services to the general population as an independent service in southern California, Nevada, Missouri, and Illinois. Services include aircraft operation and maintenance, medical care, dispatch and communications, and medical billing and collection.
     - Hospital-Based Model (HBM) - provides air medical transportation services to hospitals throughout the U.S. under exclusive operating agreements. Services include aircraft operation and maintenance.
     - Products Division - designs, manufactures, and installs aircraft medical interiors and other aerospace products for domestic and international customers.

     The  accounting policies of the operating segments are as described in Note
     1. The Company evaluates the performance of its segments based on pretax net income. Intersegment sales are reflected at cost-related prices.

     Summarized financial information for the Company's operating segments is shown in the following table (amounts in thousands). Amounts in the "Corporate Activities" column represent corporate headquarters expenses and results of insignificant operations. The Company does not allocate assets between HBM, Products, and Corporate Activities for internal reporting and performance evaluation purposes.

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(12) BUSINESS SEGMENT INFORMATION, CONTINUED

                               Community-   Hospital-
                                 Based        Based     Products   Corporate   Intersegment
                                 Model        Model     Division  Activities   Eliminations   Consolidated
                              -----------------------------------------------------------------------------
2001
External revenue              $    46,320      38,739      7,037          --             --         92,096
Intersegment revenue                   --          16      2,955          --         (2,971)            --
                              -----------------------------------------------------------------------------
Total revenue                      46,320      38,755      9,992          --         (2,971)        92,096

Operating expenses                 28,624      31,946      7,874       3,470         (2,564)        69,350
Depreciation & amortization         1,843       2,893        191         312             --          5,239
Bad debt expense                    9,714          --         --          --             --          9,714
Interest expense                    1,109         811         --          25             --          1,945
Interest income                        (4)        (44)        --         (52)            --           (100)
Income tax benefit                     --          --         --        (615)            --           (615)
                              -----------------------------------------------------------------------------
Net income (loss)             $     5,034       3,149      1,927      (3,140)          (407)         6,563
                              =============================================================================

Total assets                  $    35,699         N/A        N/A      52,021         (2,163)        85,557
                              =============================================================================

2000
External revenue              $    34,752      33,882      6,514         145             --         75,293
Intersegment revenue                   --          30      1,841          --         (1,871)            --
                              -----------------------------------------------------------------------------
Total revenue                      34,752      33,912      8,355         145         (1,871)        75,293

Operating expenses                 22,171      27,037      6,474       2,889         (1,574)        56,997
Depreciation & amortization         1,642       3,320        209         314             --          5,485
Bad debt expense                    6,695          --         --          --             --          6,695
Interest expense                    1,128         970         --          46             --          2,144
Interest income                        (6)        (54)        --        (125)            --           (185)
                              -----------------------------------------------------------------------------
Net income (loss)             $     3,122       2,639      1,672      (2,979)          (297)         4,157
                              =============================================================================

Total assets                  $    29,481         N/A        N/A      47,932         (2,163)        75,250
                              =============================================================================

1999
External revenue              $    20,522      31,555      4,993         188             --         57,258
Intersegment revenue                   --          41      2,786          --         (2,827)            --
                              -----------------------------------------------------------------------------
Total revenue                      20,522      31,596      7,779         188         (2,827)        57,258

Operating expenses                 12,271      24,035      6,357       2,702         (2,330)        43,035
Depreciation & amortization         1,213       3,466        205         284             --          5,168
Bad debt expense                    3,882          --         --          --             --          3,882
Interest expense                    1,046       1,040         --          52             --          2,138
Interest income                        (7)        (74)        --         (74)            --           (155)
Income tax benefit                   (255)         --         --          --             --           (255)
                              -----------------------------------------------------------------------------
Net income (loss)             $     2,372       3,129      1,217      (2,776)          (497)         3,445
                              =============================================================================

Total assets                  $    19,295         N/A        N/A      46,584         (3,163)        62,716
                              =============================================================================

AIR METHODS CORPORATION
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

(13) QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized unaudited quarterly financial data for 2001 and 2000 is as follows (amounts in thousands except per share data):

                                                   Quarter
                                       First    Second  Third   Fourth
                                      ---------------------------------
2001
Revenue                               $ 20,014  23,533  23,945  24,604
Operating income                           989   2,127   2,667   1,935
Income before income taxes                 532   1,680   2,222   1,514
Net income                                 532   1,680   2,222   2,129
Basic income per common share              .06     .20     .26     .25
Diluted income per common share            .06     .20     .26     .23

2000
Revenue                               $ 14,591  19,490  21,896  19,316
Operating income                           876   2,474   2,347     349
Net income (loss)                          417   2,015   1,853    (128)
Basic and diluted income (loss) per
  common share                             .05     .24     .22    (.02)

     Income per common share is computed independently for each of the quarters presented. Therefore, the sum of the quarterly income per share does not necessarily equal the total computed for the year.

                          Independent Auditors' Report
                          ----------------------------



BOARD OF DIRECTORS AND STOCKHOLDERS
AIR METHODS CORPORATION:

Under date of February 25, 2002, we reported on the consolidated balance sheets of Air Methods Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, which are included in the Company's Annual Report on Form 10-K for the year 2001. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule II. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.




                                                    KPMG LLP



Denver, Colorado
February 25, 2002

AIR METHODS CORPORATION
AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(AMOUNTS IN THOUSANDS)

-----------------------------------------------------------------------------------------------------

                                 Balance at
                                  Beginning                  Transfers                   Balance at
Description                       of Period   Additions (a)  and Other  Deductions (b)  End of Period
-----------------------------------------------------------------------------------------------------

Allowance for trade receivables
   Year ended December 31, 2001  $     4,231          9,714                    (8,272)          5,673
   Year ended December 31, 2000        1,210          6,695                    (3,674)          4,231
   Year ended December 31, 1999        1,404          3,882         --         (4,076)          1,210

---------------
Notes:

(a)  Amounts charged to expense.
(b)  Bad debt write-offs and charges to allowances.




See accompanying Independent Auditors' Report.

                             AIR METHODS CORPORATION AND SUBSIDIARIES

                                   CONSOLIDATED BALANCE SHEETS
                           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMOUNTS)
                                           (UNAUDITED)


                                                                    SEPTEMBER 30,   DECEMBER 31,
                                                                        2002            2001
                                                                   ------------------------------
Assets
------

Current assets:
  Cash and cash equivalents                                        $        3,606          2,838
  Current installments of notes receivable                                     40            120
  Receivables:
    Trade                                                                  34,669         22,555
    Less allowance for doubtful accounts                                  (10,398)        (5,673)
                                                                   ------------------------------
                                                                           24,271         16,882

    Insurance proceeds                                                        266            471
    Other                                                                     904            851
                                                                   ------------------------------
      Total receivables                                                    25,441         18,204
                                                                   ------------------------------

  Inventories                                                               4,165          3,427
  Work-in-process on medical interiors and products contracts                  42            253
  Costs and estimated earnings in excess of billings on
    uncompleted contracts                                                     866            797
  Deferred tax asset                                                        5,537          3,397
  Assets held for sale                                                        416             --
  Prepaid expenses and other                                                1,532          1,083
                                                                   ------------------------------

      Total current assets                                                 41,645         30,119
                                                                   ------------------------------

Equipment and leasehold improvements:
  Flight and ground support equipment                                      74,936         71,392
  Furniture and office equipment                                            6,337          5,841
                                                                   ------------------------------
                                                                           81,273         77,233
  Less accumulated depreciation and amortization                          (34,229)       (30,561)
                                                                   ------------------------------

      Net equipment and leasehold improvements                             47,044         46,672
                                                                   ------------------------------

Excess of cost over the fair value of net assets acquired                   2,974          2,974
Notes receivable, less current installments                                   113            472
Other assets, net of accumulated amortization of $585 and $447 at
  September 30, 2002 and December 31, 2001, respectively                    6,214          5,320
                                                                   ------------------------------

      Total assets                                                 $       97,990         85,557
                                                                   ==============================

                                                                                      (Continued)

See accompanying notes to consolidated financial statements.

                           AIR METHODS CORPORATION AND SUBSIDIARIES

                            CONSOLIDATED BALANCE SHEETS, CONTINUED
                  (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                          (UNAUDITED)


                                                                 SEPTEMBER 30,   DECEMBER 31,
                                                                     2002            2001
                                                                ------------------------------
Liabilities and Stockholders' Equity
------------------------------------

Current liabilities:
  Current installments of long-term debt                        $        3,384          3,737
  Current installments of obligations under capital leases                 379            351
  Accounts payable                                                       3,190          1,925
  Accrued overhaul and parts replacement costs                           3,963          3,407
  Deferred revenue                                                       1,442          1,158
  Accrued wages and compensated absences                                 1,541          2,037
  Other accrued liabilities                                              1,388          2,189
                                                                ------------------------------

      Total current liabilities                                         15,287         14,804

Long-term debt, less current installments                               15,893         17,335
Obligations under capital leases, less current installments              2,646          2,882
Accrued overhaul and parts replacement costs                            13,010         10,377
Deferred income taxes                                                    6,631          2,178
Other liabilities                                                        1,917          1,438
                                                                ------------------------------

      Total liabilities                                                 55,384         49,014
                                                                ------------------------------

Stockholders' equity (note 3):
  Preferred stock, $1 par value.  Authorized 5,000,000 shares,
    none issued                                                             --             --
  Common stock, $.06 par value. Authorized 16,000,000 shares;
    issued 9,469,379 and 8,619,026 shares at September 30,
    2002 and December 31, 2001, respectively                               568            517
  Additional paid-in capital                                            52,617         50,665
  Accumulated deficit                                                  (10,578)       (14,637)
  Treasury stock at par, 10,000 and 37,005 common shares at
    September 30, 2002 and December 31, 2001, respectively                  (1)            (2)
                                                                ------------------------------

      Total stockholders' equity                                        42,606         36,543
                                                                ------------------------------

      Total liabilities and stockholders' equity                $       97,990         85,557
                                                                ==============================

See accompanying notes to consolidated financial statements.

                                AIR METHODS CORPORATION AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF OPERATIONS
                       (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
                                              (UNAUDITED)


                                                          THREE MONTHS ENDED        NINE MONTHS ENDED
                                                             SEPTEMBER 30,            SEPTEMBER 30,
                                                        -----------------------------------------------
                                                           2002         2001        2002        2001
                                                        -----------------------------------------------
Revenue:
  Flight revenue                                        $   26,577      21,734      76,892      60,479
  Sales of medical interiors and products                    1,775       1,623       5,002       5,609
  Parts and maintenance sales and services                     556         588       1,093       1,291
  Gain on disposition of assets, net                            --          --          --         110
                                                        -----------------------------------------------
                                                            28,908      23,945      82,987      67,489
                                                        -----------------------------------------------
Operating expenses:
  Flight centers                                             9,132       7,355      25,586      20,818
  Aircraft operations                                        6,780       5,227      18,931      14,958
  Aircraft rental                                            1,294         951       3,652       2,892
  Medical interiors and products sold                        1,267       1,163       3,444       4,042
  Cost of parts and maintenance sales and services             512         533       1,005       1,148
  Depreciation and amortization                              1,436       1,291       4,221       3,936
  Bad debt expense                                           3,865       2,493      10,588       6,913
  Loss on disposition of assets, net                            65          --          51          --
  General and administrative                                 2,609       2,265       7,685       6,999
                                                        -----------------------------------------------
                                                            26,960      21,278      75,163      61,706
                                                        -----------------------------------------------

        Operating income                                     1,948       2,667       7,824       5,783

Other income (expense):
  Interest expense                                            (425)       (475)     (1,287)     (1,498)
  Interest income                                               10          11          26          93
  Other, net                                                    32          19          89          56
                                                        -----------------------------------------------

Income before income taxes                                   1,565       2,222       6,652       4,434

Income tax expense                                             610          --       2,593          --
                                                        -----------------------------------------------

        Net income                                      $      955       2,222       4,059       4,434
                                                        ===============================================

Basic income per common share                           $      .10         .26         .45         .53
                                                        ===============================================

Diluted income per common share                         $      .10         .26         .44         .52
                                                        ===============================================

Weighted average number of common shares outstanding
- basic                                                  9,440,442   8,409,297   9,090,782   8,391,852
                                                        ===============================================

Weighted average number of common shares outstanding
- diluted                                                9,564,604   8,693,832   9,250,558   8,605,986
                                                        ===============================================

See accompanying notes to consolidated financial statements.

                                  AIR METHODS CORPORATION AND SUBSIDIARIES

                                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (AMOUNTS IN THOUSANDS)
                                                (UNAUDITED)

                                                                              NINE MONTHS ENDED SEPTEMBER 30,
                                                                              -------------------------------
                                                                                    2002           2001
                                                                                ----------------------------
Cash flows from operating activities:
  Net income                                                                    $      4,059         4,434
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization expense                                              4,221         3,936
    Vesting of common stock options issued for services                                   40            45
    Bad debt expense                                                                  10,588         6,913
    Deferred income tax expense                                                        2,313            --
    Loss (gain) on retirement and sale of equipment, net                                  51          (110)
    Changes in assets and liabilities:
      Increase in prepaid expenses and other current assets                             (449)       (1,413)
      Increase in receivables                                                        (17,825)       (7,538)
      Increase in parts inventories                                                     (738)         (184)
      Decrease (increase) in work-in-process on medical interiors and costs in
        excess of billings                                                               142        (1,114)
      Decrease in accounts payable and other accrued liabilities                         (32)       (1,376)
      Increase (decrease) in deferred revenue and other liabilities                      763          (875)
      Increase in accrued overhaul and parts replacement costs                         2,193           276
                                                                                ---------------------------
          Net cash provided by operating activities                                    5,326         2,994
                                                                                ---------------------------

Cash flows from investing activities:
  Acquisition of equipment and leasehold improvements                                 (2,782)       (2,960)
  Proceeds from disposition and sale of equipment                                        818           207
  Increase in notes receivable and other assets                                       (1,198)         (354)
                                                                                ---------------------------
          Net cash used by investing activities                                       (3,162)       (3,107)
                                                                                ---------------------------

                                                                                                (Continued)

See accompanying notes to consolidated financial statements.

                    AIR METHODS CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF CASH FLOWS, CONTINUED
                             (AMOUNTS IN THOUSANDS)
                                   (UNAUDITED)

                                                 NINE MONTHS ENDED SEPTEMBER 30,
                                                 -------------------------------
                                                      2002           2001
                                                  ----------------------------
Cash flows from financing activities:
  Proceeds from issuance of common stock, net     $       3,035           371
  Payments for purchases of common stock                 (1,071)         (292)
  Net payments under short-term notes payable                --          (636)
  Payments of long-term debt                             (3,085)       (2,653)
  Payments of capital lease obligations                    (275)         (257)
                                                  ----------------------------
         Net cash used by financing activities           (1,396)       (3,467)
                                                  ----------------------------

Increase (decrease) in cash and cash equivalents            768        (3,580)

Cash and cash equivalents at beginning of period          2,838         4,107
                                                  ----------------------------

Cash and cash equivalents at end of period        $       3,606           527
                                                  ============================

Non-cash investing and financing activities:

In the nine months ended September 30, 2002, the Company entered into a note payable totaling $1,290 to finance the buyout of a helicopter previously under an operating lease and into a capital lease obligation of $67 to finance the acquisition of communications equipment.

In the nine months ended September 30, 2002, the Company repossessed an aircraft previously sold to a former franchisee in Brazil. The $418 balance of the Company's investment in the aircraft, consisting primarily of a note receivable from the franchisee, was reclassified in the consolidated financial statements as an asset held for sale.

In the nine months ended September 30, 2001, the Company recognized a total liability of $1,500 as additional consideration for the purchase of ARCH Air Medical Service, Inc. (ARCH). During the second quarter of 2001, the Company determined that the payment of this consideration, which was based on the cash flows of post-acquisition ARCH operations, was reasonably assured based on receivable collection trends to date.


See accompanying notes to consolidated financial statements.

AIR METHODS CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(1)  BASIS OF PRESENTATION
     ---------------------

     In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the consolidated financial statements for the respective periods. Interim results are not necessarily indicative of results for a full year. The consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended December 31, 2001.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The Company considers its critical accounting policies involving more significant judgments and estimates to be those related to revenue recognition, uncollectible receivables, deferred income taxes, and aircraft overhaul costs. Actual results could differ from those estimates.

(2)  INCOME  PER  SHARE
     ------------------

     Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by all common shares and dilutive potential common shares outstanding during the period.

     The reconciliation of basic to diluted weighted average common shares outstanding is as follows:

                                                                    2002       2001
                                                                  ---------  ---------
FOR QUARTER ENDED SEPTEMBER 30:
  Weighted average number of common shares outstanding - basic    9,440,442  8,409,297
  Dilutive effect of:
    Common stock options                                            110,662    249,397
    Common stock warrants                                            13,500     35,138
                                                                  --------------------
  Weighted average number of common shares outstanding - diluted  9,564,604  8,693,832
                                                                  ====================
FOR NINE MONTHS ENDED SEPTEMBER 30:
  Weighted average number of common shares outstanding - basic    9,090,782  8,391,852
  Dilutive effect of:
    Common stock options                                            145,673    187,666
    Common stock warrants                                            14,103     26,468
                                                                  --------------------
  Weighted average number of common shares outstanding - diluted  9,250,558  8,605,986
                                                                  ====================

     Common stock options totaling 330,000 and 14,987 were not included in the diluted income per share calculation for the quarters ended September 30, 2002 and 2001, respectively, because their effect would have been anti-dilutive. Common stock options totaling 280,000 and 49,987 were not included in the diluted income per share calculation for the nine months ended September 30, 2002 and 2001, respectively, because their effect would have been anti-dilutive.

(3)  STOCKHOLDERS' EQUITY
     --------------------

     Changes in stockholders' equity for the nine months ended September 30, 2002, consisted of the following (amounts in thousands, except share amounts):

                                                          Shares
                                                       Outstanding    Amount
                                                       ----------------------
Balances at January 1, 2002                              8,582,021   $36,543

Issuance of common shares for options exercised          1,022,452     3,035
Purchase of treasury shares                               (145,094)   (1,071)
Vesting of common stock options for services rendered           --        40
Net income                                                      --     4,059
                                                       ----------------------

Balances at September 30, 2002                           9,459,379   $42,606
                                                       ======================

(4)  INCOME TAXES
     ------------

     The Company recorded income tax expense of $2,593,000 at an effective rate of 39% in the nine months ended September 30, 2002, and no tax provision in the nine months ended September 30, 2001. During 2001, income tax expense, as calculated at the statutory rate including estimated state income tax effect, was offset by recognition of deferred tax assets for which a valuation allowance had previously been provided.

(5)  NEW ACCOUNTING PRONOUNCEMENTS
     -----------------------------

     In June 2001 the Financial Accounting Standards Board (FASB) issued FASB Statement No. 142, Accounting for Goodwill and Intangible Assets (Statement
     142). Under Statement 142, goodwill and certain identifiable intangible assets are not amortized, but instead are reviewed for impairment at least annually in accordance with the provisions of the statement. The Company adopted Statement 142 effective January 1, 2002. As required by Statement 142, the standard has not been retroactively applied to the results for the period prior to adoption. The following table reconciles net income for the three and nine months ended September 30, 2001, to pro forma net income excluding the amortization of excess of cost over the fair value of net assets acquired (amounts in thousands, except share and per share amounts).

                                        Three Months Ended   Nine Months Ended
                                        September 30, 2001   September 30, 2001
Reported net income                     $             2,222               4,434
Amortization of  excess of costs  over
  net assets acquired                                    70                 165
                                        ---------------------------------------
Adjusted net income                     $             2,292               4,599
                                        =======================================

Basic income per common share           $               .27                 .55
                                        =======================================
Diluted income per common share         $               .26                 .53
                                        =======================================

Weighted average number of common
  shares outstanding - basic                      8,409,297           8,391,852
                                        =======================================
Weighted average number of common
  shares outstanding - diluted                    8,693,832           8,605,986
                                        =======================================

     -----------------------------------------

     In April 2002 the FASB issued FASB Statement No. 145 (Statement 145), Rescission of FASB Statements No. 4, 44, and 64, amendment of FASB Statement No. 13, and Technical Corrections. Statement 145 updates, clarifies and simplifies existing accounting pronouncements, including the rescission of Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result the criteria in Opinion 30 will now be used to classify those gains and losses. The Company does not anticipate a material impact on its financial condition or results of operations as a result of implementing this standard.

     In June 2002 the FASB issued FASB Statement No. 146 (Statement 146), Accounting for Costs Associated with Exit or Disposal Activities. Statement 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The principal difference between Statement 146 and Issue No. 94-3 relates to the requirements for recognition of a liability for a cost associated with an exit or disposal activity. Statement 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue No. 94-3, a liability for an exit cost (as defined in the issue) was recognized at the date of an entity's commitment to an exit plan. Statement 146 also establishes that fair value is the objective for initial measurement of the liability. Statement 146 is effective for exit or disposal activities that are initiated after December 31, 2002, and the Company does not expect the adoption to have a material impact on its results of operations or financial position.

(6)  SUBSEQUENT EVENT
     ----------------

     On October 16, 2002, the Company acquired 100% of the membership interest of Rocky Mountain Holdings, L.L.C. (RMH), a Delaware limited liability company, from Rocky Mountain Holdings, Inc. and AMC Helicopters, Inc., for $33.6 million. RMH's long-term debt and outstanding balances on RMH's line of credit totaled $36.2 million as of September 30, 2002. Except for approximately $1.6 million of RMH debt that was repaid in connection with the acquisition, the long-term debt remains outstanding, either as debt of RMH or as debt assumed or replaced by the Company. The $5 million outstanding balance on the RMH line of credit was rolled into the new revolving credit facility described below. The purchase price is subject to changes in net equity from September 30, 2002, until the date of closing, to be determined by independent audit within 60 days of the closing date.

     The purchase price was negotiated by the Company and the sellers, and includes an earn-out provision under which the sellers may receive up to $2.6 million of additional consideration over the next nine years based on actual collections against certain receivables. The Company incurred costs and fees of approximately $3.6 million in connection with the acquisition and related financing arrangements.

     The purchase price was financed in part through the issuance of $23 million in subordinated notes to Prudential Capital Partners, L.P. (PCP) and an affiliate of PCP. The notes are unsecured and provide for quarterly payment of interest only at 12%, with all principal due in October 2007. As additional interest on the notes, the Company also issued transferable warrants to PCP to purchase 443,224 shares of Air Methods Common Stock with an exercise price of $.06 per share, exercisable through October 2008.

     ---------------------------

     To finance the remainder of the purchase price and related closing costs and to provide working capital and letter of credit availability for the combined entities, the Company entered into a $35 million revolving credit facility with certain lenders, with PNC Bank, National Association (PNC) acting as agent. Borrowings under the credit facility are secured by substantially all of the Company's non-aircraft assets, including accounts receivable, inventory, equipment and general intangibles. The facility matures in October 2006. Indebtedness under the credit facility will bear interest, at the Company's option, at either (i) the higher of the federal funds rate plus 0.50% or the prime rate as announced by PNC plus an applicable margin ranging from 0 to 0.75% or (ii) at a rate equal to LIBOR plus an applicable margin ranging from 1.75% to 3.00%. The applicable margin in each case is based upon the ratio of senior debt (as defined in the credit facility) to EBITDA (as defined in the credit facility) for the four most recently completed fiscal quarters. The subordinated notes and revolving credit facility into which the Company entered to finance the acquisition both contain certain financial ratios and various other covenants.

(7)  BUSINESS SEGMENT INFORMATION
     ----------------------------

     Summarized financial information for the Company's operating segments is shown in the following table (amounts in thousands). Amounts in the "Corporate Activities" column represent corporate headquarters expenses, income tax provision, and results of insignificant operations. The Company does not allocate assets between HBM, Products, and Corporate Activities for internal reporting and performance evaluation purposes. Operating segments and their principal products or services are as follows:

     - Community-Based Model (CBM) - provides air medical transportation services to the general population as an independent service in southern California, Nevada, Missouri, and Illinois. Services include aircraft operation and maintenance, medical care, dispatch and communications, and medical billing and collection.
     - Hospital-Based Model (HBM) - provides air medical transportation services to hospitals throughout the U.S. under exclusive operating agreements. Services include aircraft operation and maintenance.
     - Products Division - designs, manufactures, and installs aircraft medical interiors and other aerospace products for domestic and international customers.

                                                         Products   Corporate   Intersegment
FOR QUARTER ENDED SEPTEMBER 30:         CBM       HBM    Division  Activities   Eliminations   Consolidated
------------------------------------------------------------------------------------------------------------
2002
External revenue                      $15,957   11,176      1,775          --             --         28,908
Intersegment revenue                       --       --        148          --           (148)            --
                                      ----------------------------------------------------------------------
Total revenue                          15,957   11,176      1,923          --           (148)        28,908
                                      ----------------------------------------------------------------------

Operating expenses                      9,967    9,333      1,426       1,028           (127)        21,627
Depreciation & amortization               638      734         30          34             --          1,436
Bad debt expense                        3,865       --         --          --             --          3,865
Interest expense                          240      185         --          --             --            425
Interest income                            (1)      (4)        --          (5)            --            (10)
Income tax expense                         --       --         --         610             --            610
                                      ----------------------------------------------------------------------
Segment net income (loss)             $ 1,248      928        467      (1,667)           (21)           955
                                      ======================================================================

Total assets                          $42,338      N/A        N/A      57,816         (2,164)        97,990
                                      ======================================================================

2001
External revenue                      $12,303   10,078      1,564          --             --         23,945
Intersegment revenue                       --        3        780          --           (783)            --
                                      ----------------------------------------------------------------------
Total revenue                          12,303   10,081      2,344          --           (783)        23,945
                                      ----------------------------------------------------------------------

Operating expenses                      7,253    8,341      1,849         723           (691)        17,475
Depreciation & amortization               453      709         50          79             --          1,291
Bad debt expense                        2,493       --         --          --             --          2,493
Interest expense                          275      196         --           4             --            475
Interest income                            --       (4)        --          (7)            --            (11)
                                      ----------------------------------------------------------------------
Segment net income (loss)             $ 1,829      839        445        (799)           (92)         2,222
                                      ======================================================================

Total assets                          $31,146      N/A        N/A      47,481         (2,164)        76,463
                                      ======================================================================

FOR NINE MONTHS ENDED SEPTEMBER 30:
2002
External revenue                      $46,070   31,915      5,002          --             --         82,987
Intersegment revenue                       --       --        438          --           (438)            --
                                      ----------------------------------------------------------------------
Total revenue                          46,070   31,915      5,440          --           (438)        82,987
                                      ----------------------------------------------------------------------

Operating expenses                     27,423   26,381      4,053       2,806           (398)        60,265
Depreciation & amortization             1,843    2,150        104         124             --          4,221
Bad debt expense                       10,588       --         --          --             --         10,588
Interest expense                          736      551         --          --             --          1,287
Interest income                            (2)      (9)        --         (15)            --            (26)
Income tax expense                         --       --         --       2,593             --          2,593
                                      ----------------------------------------------------------------------
Segment net income (loss)             $ 5,482    2,842      1,283      (5,508)           (40)         4,059
                                      ======================================================================

Total assets                          $42,338      N/A        N/A      57,816         (2,164)        97,990
                                      ======================================================================

2001
External revenue                      $34,002   28,494      4,993          --             --         67,489
Intersegment revenue                       --       16      2,165          --         (2,181)            --
                                      ----------------------------------------------------------------------
Total revenue                          34,002   28,510      7,158          --         (2,181)        67,489
                                      ----------------------------------------------------------------------

Operating expenses                     21,284   23,460      5,603       2,343         (1,889)        50,801
Depreciation & amortization             1,370    2,185        148         233             --          3,936
Bad debt expense                        6,913       --         --          --             --          6,913
Interest expense                          852      637         --           9             --          1,498
Interest income                            (3)     (41)        --         (49)            --            (93)
                                      ----------------------------------------------------------------------
Segment net income (loss)             $ 3,586    2,269      1,407      (2,536)          (292)         4,434
                                      ======================================================================

Total assets                          $31,146      N/A        N/A      47,481         (2,164)        76,463
                                      ======================================================================

ROCKY MOUNTAIN HOLDINGS, L.L.C.


REPORT ON AUDITS OF FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND FOR
THE YEARS ENDING DECEMBER 31, 2001, 2000
AND 1999

                        ROCKY MOUNTAIN HOLDINGS, L.L.C.


                        REPORT OF INDEPENDENT ACCOUNTANTS


To  the  Members  of
Rocky  Mountain  Holdings,  L.L.C.:

In our opinion, the accompanying balance sheets and the related statements of operations, of members' equity and of cash flows present fairly, in all material respects, the financial position of Rocky Mountain Holdings, L.L.C. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



/s/  PricewaterhouseCoopers  LLP

Salt  Lake  City,  Utah
MARCH 19, 2002, EXCEPT FOR NOTE 11 FOR
WHICH THE DATE IS DECEMBER 19, 2002

                                           ROCKY MOUNTAIN HOLDINGS, L.L.C.

                                                   BALANCE SHEETS

                                                   (in thousands)

                                                                             September             December
                                                                                30,                  31,
                                                                           ------------  --------------------------
                                                                               2002          2001          2000
                                                                           ------------  ------------  ------------
                                                                            (unaudited)
  ASSETS

Current assets:
  Cash                                                                     $     1,157   $       939   $       151
  Trade accounts receivable, less allowance for doubtful accounts of $15,170 (unaudited) at September 30, 2002 and $12,984 and $12,404
    at December 31, 2001 and 2000, respectively                                 18,964        17,887        15,724
  Notes receivable, current portion                                                  4             3           506
  Inventories, less allowance for excess and slow-moving of $588
    (unaudited) at September 30, 2002 and $540 and $442 at
    December 31, 2001 and 2000, respectively                                     9,877        11,273        10,818
  Prepaid expenses                                                               1,485         2,285         2,152
  Equipment held for sale                                                        2,827         4,356         2,587
                                                                           ------------  ------------  ------------

      Total current assets                                                      34,314        36,743        31,938
                                                                           ------------  ------------  ------------

Rotable inventories, less accumulated depreciation of $972 (unaudited), at September 30, 2002 and $843 and $518 at December 31, 2001
  and 2000, respectively                                                         2,342         2,176         2,273
                                                                           ------------  ------------  ------------
Property and equipment:
  Land                                                                             189           189           189
  Buildings and office equipment                                                 5,447         4,862         4,425
  Helicopters and other aircraft                                                50,633        48,958        43,067
  Operational equipment                                                          2,948         2,329         1,671
                                                                           ------------  ------------  ------------
                                                                                59,217        56,338        49,352
  Less accumulated depreciation and amortization                               (17,299)      (14,911)      (13,805)
                                                                           ------------  ------------  ------------

      Net property and equipment                                                41,918        41,427        35,547
                                                                           ------------  ------------  ------------

Other assets:
  Notes receivable, net of current portion                                          22            24             -
  Refundable deposits and long-term prepaid expenses                             1,501         1,868         1,502
  Goodwill, less accumulated amortization of $235 (unaudited), at September 30, 2002 and $235 and $189 at December 31,
    2001 and 2000, respectively                                                    465           465           467
  Deferred financing costs                                                         530           646           324
                                                                           ------------  ------------  ------------

      Total other assets                                                         2,518         3,003         2,293
                                                                           ------------  ------------  ------------

      Total assets                                                         $    81,092   $    83,349   $    72,051
                                                                           ============  ============  ============

  LIABILITIES AND MEMBERS' EQUITY

Current liabilities:
  Accounts payable                                                         $     2,562   $     2,649   $     1,144
  Accrued liabilities                                                            6,334         6,597         4,485
  Notes payable related to equipment held for sale                               2,603         4,284         2,458
  Current installments of long-term debt                                         5,935         3,185         2,657
  Current installments of obligations under capital leases                         265            55           113
  Other liabilities                                                                624            49           107
                                                                           ------------  ------------  ------------
      Total current liabilities                                                 18,323        16,819        10,964

Long-term debt, net of current installments                                     30,726        40,814        37,761
Obligations under capital leases, net of current installments                      470            13            68
Other liabilities, net of current portion                                          504           464           606
                                                                           ------------  ------------  ------------

      Total liabilities                                                         50,023        58,110        49,399
                                                                           ------------  ------------  ------------

Commitments (Notes 6, 7 and 10)

Members' equity:
  Contributed capital                                                           20,385        19,037        19,037
  Retained earnings                                                             10,684         6,202         3,615
                                                                           ------------  ------------  ------------
      Total members' equity                                                     31,069        25,239        22,652
                                                                           ------------  ------------  ------------

      Total liabilities and members' equity                                $    81,092   $    83,349   $    72,051
                                                                           ============  ============  ============

                  The accompanying notes are an integral part of the financial statements

                                   ROCKY MOUNTAIN HOLDINGS, L.L.C.

                                      STATEMENTS OF OPERATIONS

                                          (in thousands)

                                                  Nine Months Ended
                                                    September 30,        Year Ended December 31,
                                                  ------------------  ----------------------------
                                                    2002      2001      2001      2000      1999
                                                  --------  --------  --------  --------  --------
                                                     (unaudited)

Net operating revenues                            $77,042   $64,814   $87,880   $75,862   $68,700
                                                  --------  --------  --------  --------  --------

Operating expenses:
  Flying operations:
    Salaries, wages and benefits                   26,781    23,517    32,033    26,314    22,477
    Operating lease expense                         4,849     5,139     6,754     7,603     8,981
    Repairs and maintenance                        14,510    11,514    14,492    11,864    11,135
    Insurance                                       2,602     2,041     2,650     2,129     1,838
    Other flying operations expenses                8,800     8,689    11,182     9,106     7,733
    Fuel and oil                                    1,465     1,410     1,911     1,833     1,229
  General and administrative                        4,836     3,100     4,688     3,738     3,784
  Depreciation and amortization                     3,036     2,995     4,055     3,686     3,407
  Support services                                  3,432     3,012     4,290     3,758     2,700
                                                  --------  --------  --------  --------  --------

      Total operating expenses                     70,311    61,417    82,055    70,031    63,284
                                                  --------  --------  --------  --------  --------

        Operating income                            6,731     3,397     5,825     5,831     5,416

Other income (expense):
  Interest expense                                 (2,185)   (2,659)   (3,468)   (3,375)   (2,535)
  Interest income                                      28        38        62       135       131
  Gain on insurance recovery                            -        58        58        39         -
  Gain (loss) on sale of property and equipment       (68)      321       172        (5)        2
                                                  --------  --------  --------  --------  --------

      Total other expense                          (2,225)   (2,242)   (3,176)   (3,206)   (2,402)
                                                  --------  --------  --------  --------  --------

      Net income                                  $ 4,506   $ 1,155   $ 2,649   $ 2,625   $ 3,014
                                                  ========  ========  ========  ========  ========

             The accompanying notes are an integral part of the financial statements

                          ROCKY MOUNTAIN HOLDINGS, L.L.C.

                           STATEMENT OF MEMBERS' EQUITY
                                  (in thousands)


                                                                          Total
                                              Contributed    Retained    Members'
                                                Capital      Earnings     Equity
                                             -------------  ----------  ----------
BALANCE AT JANUARY 1, 1999                   $     23,496   $     561   $  24,057

Distributions to members                           (4,459)       (561)     (5,020)

1999 net income                                         -       3,014       3,014
                                             -------------  ----------  ----------

BALANCE AT DECEMBER 31, 1999                       19,037       3,014      22,051

Distributions to members                                -      (2,024)     (2,024)

2000 net income                                         -       2,625       2,625
                                             -------------  ----------  ----------

BALANCE AT DECEMBER 31, 2000                       19,037       3,615      22,652

Distributions to members                                -         (62)        (62)

2001 net income                                         -       2,649       2,649
                                             -------------  ----------  ----------

BALANCE AT DECEMBER 31, 2001                       19,037       6,202      25,239

Distributions to members (unaudited)                    -         (24)        (24)

Capital contribution by members (unaudited)         1,348           -       1,348

2002 net income (unaudited)                             -       4,506       4,506
                                             -------------  ----------  ----------

                                             =============  ==========  ==========
BALANCE AT SEPTEMBER 30, 2002 (UNAUDITED)    $     20,385   $  10,684   $  31,069
                                             =============  ==========  ==========

    The accompanying notes are an integral part of the financial statements

                                            ROCKY MOUNTAIN HOLDINGS, L.L.C.

                                                STATEMENTS OF CASH FLOWS

                                                     (in thousands)

                                                                       Nine Months Ended
                                                                          September 30,      Year Ended December 31,
                                                                       ------------------  -----------------------------
                                                                         2002      2001      2001      2000      1999
                                                                       --------  --------  --------  --------  ---------
                                                                          (unaudited)
Cash flows from operating activities:
  Net income                                                           $ 4,506   $ 1,155   $ 2,649   $ 2,625   $  3,014
  Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
    Depreciation                                                         2,914     2,890     3,872     3,567      3,295
    Amortization of goodwill                                                 -        34        46        41         48
    Amortization of deferred financing fees                                122        71       137        78         64
    Provision for doubtful accounts                                      2,117      (898)      580     2,804      4,366
    Provision for excess and slow-moving inventory                          48        75        98        51          -
    Gain on insurance recovery                                               -       (58)      (58)      (39)         -
    Loss (gain) on sale of property and equipment                           68      (321)     (172)        5         (2)
    Expense paid through capital contribution from members               1,348         -         -         -          -
    Changes in operating assets and liabilities:
      Trade accounts receivable                                         (3,193)   (1,492)   (2,770)   (7,704)    (7,128)
      Inventories                                                        1,348       914      (553)   (2,275)       928
      Prepaid expenses                                                     829       872      (133)     (600)       135
      Refundable deposits and long-term prepaid expenses                    71       340       525       257        307
      Accounts payable                                                     (88)      667     1,505      (512)       468
      Accrued liabilities                                                 (313)      173     2,112       199      1,333
      Other liabilities                                                    614      (628)       90      (207)      (460)
                                                                       --------  --------  --------  --------  ---------

        Net cash provided by (used in) operating activities             10,391     3,794     7,928    (1,710)     6,368
                                                                       --------  --------  --------  --------  ---------

Cash flows from investing activities:
  Additions to rotable inventories                                        (295)      (78)      (78)       (9)         -
  Purchase of intangibles                                                    -       (43)      (43)        -          -
  Purchase of property and equipment                                    (3,351)   (2,150)   (4,784)   (3,078)   (10,029)
  Proceeds from sale-leaseback transaction                                 758         -         -         -        307
  Proceeds from sale of property and equipment                               -       906       648        16         75
  Proceeds from insurance recovery                                           -       612       609       133          -
  Payments received on notes receivable                                      8       382       506       492        454
                                                                       --------  --------  --------  --------  ---------

        Net cash used in investing activities                           (2,880)     (371)   (3,142)   (2,446)    (9,193)
                                                                       --------  --------  --------  --------  ---------

Cash flows from financing activities:
  Proceeds from long-term debt                                               -     1,772     2,150     8,084     12,504
  Principal payments on long-term debt                                  (7,142)   (5,977)   (5,854)   (1,810)    (4,617)
  Principal payments on obligations under capital leases                  (121)      (83)     (113)     (123)      (244)
  Deferred financing fees                                                   (6)     (106)     (119)     (116)      (320)
  Distributions to members                                                 (24)      (64)      (62)   (2,024)    (5,020)
                                                                       --------  --------  --------  --------  ---------

        Net cash provided by (used in) financing activities             (7,293)   (4,458)   (3,998)    4,011      2,303
                                                                       --------  --------  --------  --------  ---------

Net increase (decrease) in cash                                            218    (1,035)      788      (145)      (522)

Cash - beginning of period                                                 939       151       151       296        818
                                                                       --------  --------  --------  --------  ---------

Cash - end of period                                                   $ 1,157   $  (884)  $   939   $   151   $    296
                                                                       ========  ========  ========  ========  =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Interest paid                                                        $ 2,187   $ 2,648   $ 3,460   $ 3,360   $  2,566

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:
  Capital lease obligations for equipment                              $   788   $     -   $     -   $     -   $    307
  Notes payable on purchase of property and equipment                        -     4,186     8,255     6,034        800
  Capitalized fees on refinancing of notes payable                           -        19       338         -          -
  Refinance of capital leases with notes payable                             -         -         -         -      1,910
  Short-term note payable on equipment held for sale                     2,603     1,229     4,284     2,458      6,536
  Note payable for aircraft deposit                                          -       830       830         -        814
  Debt retirement on sale of property and equipment                          -     2,427     2,427       837        703
  Receivable from sale of property and equipment                             -         -         -       625          -
  Note payable on purchase of intangible asset                               -         -         -        98          -
  Accounts receivable replaced by note receivable                            -        27        27         -          -

                   The accompanying notes are an integral part of the financial statements

                         ROCKY MOUNTAIN HOLDINGS, L.L.C.

1.   Organization and Summary of Significant Accounting Policies:
     -----------------------------------------------------------

     Organization  and  Description  of  Business
     --------------------------------------------

     Rocky Mountain Holdings, L.L.C. (the Company), a Delaware limited liability company, is in the air medical transport services business, providing air medical transport services to hospitals and regional ambulance authorities primarily throughout the United States of America. All business of the Company is conducted under the Company's name and the trade names "Rocky Mountain Helicopters," "LifeNet," "LifeCom," "MedFlight," "Complete Billing Solutions," "The Wisdom Well," and "Advantage Aviation." The Company is owned equally by the members, AMC Helicopters, Inc. and Rocky Mountain Holdings, Inc. (the Members) under an agreement that unless terminated earlier by the Members will dissolve the Company on December 31, 2024.

     Revenue  Recognition
     --------------------

     Revenue is recognized at the time services are rendered or products are shipped and title passes to the customer.

     Cash  Concentration
     -------------------

     The Company's cash is held in two banks, one in Utah and one in Pennsylvania, the balances of which may at times exceed federally insured limits.

     Inventories
     -----------

     Inventories consist of purchased and overhauled parts, accessories and supplies, primarily consumed in the maintenance and repair or modification of the Company's aircraft. Rotable inventories include components that are repaired and reused as opposed to those parts that are consumed in operations, and are depreciated over 15 years. The cost of creating a usable rotary inventory component is capitalized. The cost of repairing rotable inventories is charged to expense as incurred.

     Inventories are stated at the lower of cost or market, cost being determined on the basis of average cost. Except for serialized parts for which actual cost is used.

     Property and Equipment
     ----------------------

     Property and equipment are stated at cost. Equipment under capital leases is recorded at the lesser of the fair value of the asset or the present value of minimum lease payments.

     Depreciation of property and equipment is calculated on the straight-line method over the useful lives of the related assets and considers salvage value of the related asset. Equipment under capital leases and leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the equipment.


                                    Continued

     -------------------------------------------------------------

     Major additions, betterments and renewals are capitalized. Maintenance and repairs, including major overhauls, are charged to operating expenses as they are incurred.

     Depreciation and amortization are computed over the following useful lives:

          Helicopters and aircraft                   15 - 25 years
          Leasehold improvements - helicopters             7 years
          Operational and office equipment               3-5 years
          Buildings                                       30 years

     At the time assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss.

     Goodwill  and  Deferred  Financing  Costs
     -----------------------------------------

     Goodwill is recorded at cost and is amortized on a straight-line basis over 15 years. Deferred financing costs are amortized on a straight-line basis, which approximates the effective interest method.

     In July 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141 ("SFAS 141"), Business Combinations, and No 142 ("SFAS 142"), Goodwill and Other Intangible
     Assets. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. SFAS 141 also specifies criteria that must be met in order for intangible assets acquired in a purchase business combination to be recognized and reported apart from goodwill. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with definite lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144 ("SFAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. The Company adopted the provisions of SFAS 141 immediately and SFAS 142 effective January 1, 2002. The adoption of SFAS 142, including the transitional impairment test, were completed and did not have a significant effect on the Company's 2002 financial statements.

     -------------------------------------------------------------

     Impairment of Long-Lived Assets
     -------------------------------

     Management periodically reviews long-lived assets, for possible impairment. Recoverability of long-lived assets is measured by comparison of the carrying amount of the Company's long-lived assets to the future net cash flows expected to be generated from the assets. No impairment has been recognized in the accompanying financial statements.

     Income Taxes
     ------------

     As a limited liability company that is treated for income tax purposes as a partnership, the allocated share of the Company's federal and state taxable income or loss for each year is included in the income tax returns of the Members.

     Use  of  Estimates
     ------------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Accounts receivable balances from one of the Company's lines of business are subject to a significant risk of uncollectiblity. Management continually estimates the provision for doubtful accounts by performing extensive analytical procedures. The actual collection results of these receivables could differ significantly from management's estimates.

     New Accounting Standards
     ------------------------

     The Company adopted Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, on January 1, 2001. The adoption of this standard did not have a significant effect on the Company's financial statements.

     In August 2002, the FASB issued SFAS No. 143 ("SFAS 143"), Accounting for Asset Retirement Obligations, which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS 143 is effective for the Company January 1, 2003. The Company has evaluated the impact of this standard and does not believe its adoption will have a significant effect on the Company's financial statements.

     -------------------------------------------------------------

     In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses the accounting and reporting for the impairment and disposal of long-lived assets. The Company has adopted SFAS No. 144 effective January 1, 2002 and such adoption did not have a significant effect on its financial statements.

     In May 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002. The Company has evaluated the impact of this standard and does not believe its adoption will have a significant effect on the Company's financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by Emerging
     Issues Task Force ("EITF") Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 replaces EITF No. 94-3, and is required to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not believe the adoption of SFAS No. 146 will have a significant effect on its financial statements.

     Reclassifications
     -----------------

     Certain balances in the 2001 and 2000 financial statements have been reclassified to conform to the September 30, 2002 (unaudited) presentation. These changes had no effect on total assets, total liabilities, and members' equity or net income.

     Interim Financial Data
     ----------------------

     The interim financial data as of September 30, 2002 and for the nine months ended September 30, 2002 and 2001 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

2.   Notes Receivable:
     -----------------

     Notes  receivable  consists  of  the  following  (in  thousands):

                                         September 30            December 31,
                                        --------------  ------------------------------
                                            2002            2001            2000
                                        --------------  --------------  --------------
                                         (unaudited)
Note receivable from a corporation,
interest at prime plus 2% (11.50% at
December 31, 2000), due in monthly
installments through November
2001.                                   $          --   $          --   $         506
Note receivable from an individual,
interest at 10%, due in monthly
installments through April 2006                    26              27              --
                                        --------------  --------------  --------------
                                                   26              27             506
             Less current portion                  (4)             (3)           (506)
                                        --------------  --------------  --------------
                                                   22   $          24   $          --
                                        ==============  ==============  ==============

3.   Equipment  Held  for  Sale
     --------------------------

     At September 30, 2002, equipment held for sale consisted of two helicopters that were purchased at a cost of $2,827,000 (unaudited) using short-term notes payable. Management's intention is to sell and then leaseback these two helicopters subsequent to September 30, 2002 at their original cost. At December 31, 2001, equipment held for sale consisted of three helicopters that were purchased at a cost of $4,356,000 using short-term notes payable. One of these helicopters was sold in March 2002 and the remaining two were sold in September 2002 at their original cost. At December 31, 2000, equipment held for sale consisted of two helicopters that were purchased at a cost of $2,587,000 using short-term notes payable. One of these helicopters was sold at its original cost in January 2001 and the other was sold at its original cost and leased back by the Company in November 2001.

4.   Property  and  Equipment:
     ------------------------

     Helicopters and other aircraft consist of the following (in thousands):

                                       September 30          December 31,
                                       -------------  ----------------------------
                                           2002           2001           2000
                                       -------------  -------------  -------------
                                        (unaudited)
Helicopters and other aircraft         $      39,335  $      39,335  $      34,206
Leasehold improvements - helicopters           9,281          8,203          8,355
Construction in process                        2,017          1,420            506
                                       -------------  -------------  -------------
                                       $      50,633  $      48,958  $      43,067
                                       =============  =============  =============

5.   Goodwill:
     --------

     Goodwill consists of the following (in thousands):

                                 September 30          December 31,
                                --------------  ------------------------------
                                     2002            2001            2000
                                --------------  --------------  --------------
                                  (unaudited)
Goodwill                        $         700   $         700   $         656
Less accumulated amortization            (235)           (235)           (189)
                                --------------  --------------  --------------
                                $         465   $         465   $         467
                                ==============  ==============  ==============

     The Company adopted SFAS No. 142 effective January 1, 2002. In accordance with SFAS 142, prior period amounts were not restated. A reconciliation of the previously reported net income for the nine months ended September 30, 2001 and the years ended December 31, 2001, 2000 and 1999 to the pro forma amounts adjusted for the reduction of amortization expense related to goodwill is as follows (in thousands):

                               September 30                December 31,
                               ------------  ----------------------------------------
                                   2001          2001          2000          1999
                               ------------  ------------  ------------  ------------
                               (unaudited)
Reported net income            $      1,155  $      2,649  $      2,625  $      3,014
Add: amortization adjustment             34            46            41            48
                               ------------  ------------  ------------  ------------
Pro forma net income           $      1,189  $      2,695  $      2,666  $      3,062
                               ============  ============  ============  ============

6.   Capital  and  Operating  Lease  Obligations:
     --------------------------------------------

     The Company leases aircraft and operational equipment under capital and operating lease agreements. The leases are generally on a long-term basis whereby the Company pays taxes, maintenance, insurance and certain other operating expenses. These leases generally contain renewal options for periods ranging from three to ten years. Certain of the leases provide for rental increases at specified intervals.

     ---------------------------------------

     Operational equipment under capital leases, which are included in property and equipment, consist of the following (in thousands):

                                 September 30               December 31,
                                ------------  ----------------------------------------
                                    2002          2001          2000          1999
                                ------------  ------------  ------------  ------------
                                 (unaudited)
Operational equipment           $       813   $       895   $       895   $       895
Less accumulated amortization          (160)         (847)         (692)         (527)
                                ------------  ------------  ------------  ------------
                                $       653   $        48   $       203   $       368
                                ============  ============  ============  ============

     Future minimum lease payments at December 31, 2001 are as follows (in thousands):

                                                              Capital   Operating
                                                              leases     leases
                                                             ---------  ---------
Year ended December 31:
  2002                                                       $     58       6,170
  2003                                                             13       6,013
  2004                                                             --       5,977
  2005                                                             --       5,558
  2006                                                             --       4,087
  Thereafter                                                       --       9,946
                                                             ---------  ---------
    Total minimum lease payments                                   71      37,751
                                                                        =========

    Less amount representing interest (at rates ranging
      from 8% to 10%)                                              (3)
                                                             ---------
      Present value of net minimum lease payments                  68

    Less current installments of obligations under capital        (55)
      leases                                                 ---------
      Obligations under capital leases, net of current       $     13
        installments                                         =========

     Certain aircraft operating lease agreements require that major components have a specified percentage of their allowable operating life remaining at the end of the lease term. If the remaining useful life on these major components falls below the specified percentage, an additional expense is accrued as aircraft maintenance costs.

     Lease and rental expense charged to operations was $5,429,000 (unaudited) and $5,623,000 (unaudited) for the nine months ended September 30, 2002 and 2001, respectively, and $7,405,000, $8,159,000 and $9,324,000, respectively,  for  the  years  ended  December  31,  2001,  2000 and 1999.

7.   Long-term  Debt:
     ----------------

     Long-term debt consists of the following (in thousands):

                                                    September 30,        December 31,
                                                    ------------  --------------------------
                                                        2002          2001          2000
                                                    ------------  ------------  ------------
                                                    (unaudited)
Helicopters and aircraft
   0.00% due 2002-2005                              $     1,017   $     1,393   $       688
   6.89% due 2008                                         2,171         2,281             -
   7.13% due 2008                                         8,201         8,612             -
   7.15% due 2008                                         4,312         4,528             -
   7.43% due 2008                                         5,077         5,330             -
   7.48% due 2008                                         1,253         1,315             -
   8.02% due 2006                                         3,531         3,800             -
   8.49% due 2007                                         1,278         1,355         1,450
   8.70% due 2004                                           631           490           546
   8.82% due 2007                                             -             -         1,840
   8.96% due 2007                                             -         2,447         2,626
   9.12% due 2003                                         2,303             -         3,109
   9.27% due 2006                                             -         2,029        16,261
   9.41% due 2007                                         1,921             -             -
   9.55% due 2004                                           445           701         1,401
   9.75% due 2007                                             -             -           605

Real estate and buildings:
   One Month LIBOR Rate + 2.00% (3.82%
      unaudited) at September 30, 2002 and 3.86%
      at December 31, 2001) due 2011                      1,612         1,690             -
   8.81% due 2010                                             -             -           704
   10.00% due 2007                                            -             -             -

Operational and office equipment:
   0.00% due 2001                                             -             -           196
   3.89% due 2000                                             -             -             -
   7.31% due 2005                                            12             -             -
   8.50% due 2000                                             -             -             -
   10.00% due 2003                                           31            39            49

Lines of credit:
   Prime Rate due 2003                                     (134)        1,989        10,943
   Two Month LIBOR Rate + 2.505 (4.31%
      unaudited) at September 30, 2002 and 4.72%
      at December 31, 2001) due 2003                      3,000         6,000             -
                                                    ------------  ------------  ------------

      Total long-term debt                               36,661        43,999        40,418

                                                    ------------  ------------  ------------
Less current installments                                (5,935)       (3,185)       (2,657)
                                                    ------------  ------------  ------------

                                                    ============  ============  ============
      Long-term debt, net of current installments   $    30,726   $    40,814   $    37,761
                                                    ============  ============  ============

Under the terms of the above long-term debt, the Company must comply with certain restrictive covenants, including a restriction on capital expenditures and maintaining certain financial ratios. At September 30, 2002 (unaudited) and December 31, 2001, the Company was in compliance with these covenants.

     --------------

     At December 31, 2001, the Company had one line of credit, which expires in 2003. The line of credit, subject to certain covenants and conditions, allows the Company to borrow up to $20,000,000 at either the bank's prime rate or a LIBOR rate plus 2.50%. At September 30, 2002 and December 31, 2001, $9,180,000 (unaudited) and $9,620,000, respectively, of additional borrowings were available under this line of credit. Receivables, inventories and other unencumbered tangible assets collateralize this line of credit.

     The scheduled principal maturities of debt outstanding at December 31, 2001 are as follows
                                (in thousands):

                    2002                            $ 3,185
                    2003                             10,840
                    2004                              3,694
                    2005                              3,054
                    2006                              6,083
                    Thereafter                       17,143
                                                    -------
                                                    $43,999
                                                    =======

     Long-term debt is collateralized by substantially all of the Company's property and equipment.

     The fair value of the Company's long-term debt with fixed interest rates was estimated by discounting future cash flows using rates currently offered for borrowings with similar maturities at December 31, 2001 and 2000. The Company's long-term debt with variable interest rates approximates fair value as of December 31, 2001 and 2000.

     The carrying amounts and fair values of long-term debt at December 31, 2001 and 2000 were as follows (in thousands):

                 Carrying Value     Fair Value
                ----------------  ----------------
                 2001     2000     2001     2000
                -------  -------  -------  -------
Long-term debt  $43,999  $40,418  $45,706  $42,996

8.   Employee Benefits:
     ------------------

     The Company sponsors a self-insured health benefit plan to provide comprehensive medical, dental and vision coverage for the employees of the Company and their covered family members. Approximately 28% of the expense of the plan is borne by the employees. The Company carries an excess reimbursement policy, which covers 100 percent of payments exceeding $80,000 during a 12-month period per individual. Total expense under this plan was $2,518,000 (unaudited) and $1,861,000 (unaudited), respectively, for the nine months ended September 30, 2002 and 2001, and $2,713,000, $1,586,000 and $1,386,000, respectively for the years ended December 31, 2001, 2000 and 1999.

     The Company sponsors a 401(k) retirement plan for substantially all of its employees. The Company matches 30% of the employees' contributions up to 6% of their compensation. Employees vest in the Company's match over a five-year period. The Company contributed to the Plan $222,000 (unaudited) and $131,000 (unaudited), respectively, for the nine months ended September 30, 2002 and 2001, and $179,000, $54,000 and $48,000, respectively, for the years  ended  2001,  2000  and  1999.


9.   Related  Party  Transactions:
     -----------------------------

     The Company has agreed to pay an annual management fee of $240,000 for consulting services, technical knowledge and advice from its Members. In addition, the Company incurs expenses payable to the Members for legal and travel related to operations. Such expenses amounted to $39,000 (unaudited) and $61,000 (unaudited), respectively, for the nine months ended September 30, 2002 and 2001, and $135,000, $44,000 and $12,000, respectively, for the years  ended  2001,  2000  and  1999.


10.   Commitments:
      ------------

     During 1999, the Company entered into a commitment agreement (1999 aircraft purchase agreement) to purchase eight aircraft for approximately $16,000,000. Four of the eight aircraft were delivered prior to December 31, 2001. As part of the commitment to purchase these additional aircraft, the Company committed deposits totaling $814,000 collateralized by a 0% interest-bearing note payable. As of December 31, 2001, the deposit and related note payable totaled $563,000 for this future commitment.

      -----------

     During 2001, the Company entered into a commitment agreement (2001 aircraft purchase agreement) to purchase ten aircraft for approximately $16,600,000. Two of the ten aircraft were delivered in December of 2001. As part of the commitment to purchase these aircraft, the Company committed deposits totaling $830,000 collateralized by a 0% interest-bearing note payable. As of December 31, 2001, the deposit and related note payable totaled $830,000 for this future commitment.

     As of September 30, 2002, three of the ten aircraft had been delivered under the 2001 aircraft purchase agreement (unaudited). The remaining seven aircraft will be delivered between October 2002 and September 2005. As of September 30, 2002, the deposit and related note payable associated with this commitment totaled $593,000 (unaudited). In addition, as of September 30, 2002, five of the eight aircraft had been delivered (unaudited) under the 1999 aircraft purchase agreement. The remaining three aircraft will be delivered, as customer demand requires. In addition, as of September 30, 2002, the deposit and related note payable associated with this commitment totaled $424,000 (unaudited).


11.  Subsequent  Events:
     ------------------

     In  June  2002,  the  Company  and  its  members  entered into a Definitive
     Purchase Agreement (the "Agreement") to sell 100% of the membership interests in the Company to Air Methods Corporation. The Agreement provides for a cash purchase price of $28,000,000 due at closing, subject to customary closing and post-closing adjustments. Additional consideration of up to $2,600,000 is possible through earn-out provisions set forth in the Agreement, which, if earned, would be paid out over the next nine years.

     In April 1996, the Members of the Company created the Senior Management Incentive Program (the "EAR Plan"). Under the EAR Plan, participating members of management of the Company were issued certain "Equity Appreciation Rights", which entitle them to receive compensation based on the "increase in equity" of the Company as defined by the EAR Plan. However, payment of this compensation is contingent upon the occurrence of a "Liquidating Event" as defined by the EAR Plan. In accordance with the EAR Plan, the Agreement signed in June of 2002 between the Company's members and Air Methods Corporation for the purchase of the membership interests of the Company constituted a "Liquidating Event" under the EAR Plan. As a result, the EAR Plan participants were paid, by the members, approximately $881,000 in October 2002 and $59,000 in November 2002. An additional $408,000 is expected to be paid in January 2003. For the nine-months ending September 30, 2002 the Company recorded $1,348,000 (unaudited) of compensation expense and a corresponding contribution of capital from members relating to these EAR payments. In addition, based on future events an additional amount of up to $323,000 may be paid out over the next nine-years.

                    AIR METHODS CORPORATION AND SUBSIDIARIES
                         PRO FORMA FINANCIAL INFORMATION
                                   (UNAUDITED)

The accompanying unaudited pro forma combined balance sheet presents the historical financial information of Air Methods Corporation (the Company), as of September 30, 2002, as adjusted for the acquisition of Rocky Mountain Holdings LLC (RMH), as if the transaction had occurred on September 30, 2002.

The accompanying unaudited pro forma combined statements of operations for the nine months ended September 30, 2002, and the year ended December 31, 2001, combine the historical operations of the Company with the historical operations of RMH as if the transaction had occurred on January 1, 2001.

The acquisition will be accounted for under the purchase method of accounting and the acquisition cost will be allocated to the acquired assets and assumed liabilities based on fair values. The unaudited pro forma combined financial statements have been prepared by the Company's management based upon the historical financial statements of the Company and RMH and preliminary estimates of fair values, which are subject to change pending a final analysis of the fair values. These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The pro forma financial statements and notes thereto should be read in conjunction with the historical financial statements included in the Company's previous filings with the Securities and Exchange Commission and the Company's and RMH's financial statements included herein.

                                  AIR METHODS CORPORATION AND SUBSIDIARIES
                                      PRO FORMA COMBINED BALANCE SHEET
                                       SEPTEMBER 30, 2002 (UNAUDITED)
                                           (AMOUNTS IN THOUSANDS)


                                                      HISTORICAL
                                              -------------------------
                                                              ROCKY
                                                             MOUNTAIN
                                               AIR METHODS   HOLDINGS,    PRO FORMA               PRO FORMA
                                               CORPORATION     L.L.C.    ADJUSTMENTS               COMBINED
                                              -------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                   $      3,606       1,157                               4,763

  Current installments of notes receivable              40           4                                  44

  Receivables, net                                  25,441      18,964                              44,405

  Inventories                                        4,165       9,212                              13,377
  Work-in-process on medical interiors
    and product contracts                               42         665                                 707
  Costs and estimated earnings in excess
    of billings on uncompleted contracts               866          --                                 866
  Deferred tax asset                                 5,537          --                               5,537
  Assets held for sale                                 416       2,827                               3,243
  Prepaid expenses and other                         1,532       1,485                               3,017
                                              -------------------------------------------------------------
    Total current assets                            41,645      34,314             0                75,959
                                              -------------------------------------------------------------

Equipment and leasehold improvements:
  Aircraft and ground support equipment             75,243      47,614         9,467   (g)         132,324
  Other equipment                                    6,337      14,917          (204)  (g)          21,050
                                              -------------------------------------------------------------
    Total equipment                                 81,580      62,531         9,263               153,374
  Accumulated depreciation and amortization        (34,229)    (18,271)       18,271   (g)         (34,229)
                                              -------------------------------------------------------------
    Net equipment and leasehold improvements        47,351      44,260        27,534               119,145

  Excess of cost over fair value of net
    assets acquired                                  2,974         465          (465)  (a)           2,974
  Notes receivable, less current portion               113          22                                 135
  Other assets, net                                  5,907       2,031         2,600   (k)          10,538
                                              -------------------------------------------------------------

Total assets                                  $     97,990      81,092        29,669               208,751
                                              =============================================================


See accompanying notes to pro forma combined financial statements.   (Continued)

                                 AIR METHODS CORPORATION AND SUBSIDIARIES
                                    PRO FORMA COMBINED BALANCE SHEET
                                     SEPTEMBER 30, 2002 (UNAUDITED)
                                         (AMOUNTS IN THOUSANDS)


                                                      HISTORICAL
                                               -----------------------
                                                              ROCKY
                                                             MOUNTAIN
                                               AIR METHODS   HOLDINGS,   PRO FORMA             PRO FORMA
                                               CORPORATION    L.L.C.    ADJUSTMENTS             COMBINED
                                              ----------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current installments of long-term debt      $      3,384       8,538         (285)  (i)         11,637
  Current installments of capital leases               379         265                               644
  Accounts payable                                   3,190       2,562                             5,752
  Deferred revenue                                   1,442         575                             2,017
  Accrued overhaul and parts replacement             3,963          --        3,942   (l)          7,905
  Other accrued liabilities                          2,929       6,383        3,600   (k)         14,032
                                                                                820   (o)
                                                                                300   (p)
                                              ----------------------------------------------------------
    Total current liabilities                       15,287      18,323        8,377               41,987

  Long-term debt, less current installments         15,893      30,726       15,858   (c)         80,985
                                                                             23,000   (d)
                                                                             (2,197)  (e)
                                                                             (2,295)  (i)

  Obligations under capital leases                   2,646         470                             3,116
  Accrued overhaul and parts replacement            13,010          --       13,198   (l)         26,208
  Deferred income taxes                              6,631          --                             6,631
  Other liabilities                                  1,917         504        2,600   (f)          5,021
                                              ----------------------------------------------------------
    Total liabilities                               55,384      50,023       58,541              163,948

  Total stockholders'/members' equity               42,606      31,069      (31,069)  (b)         44,803
                                                                              2,197   (e)
                                              ----------------------------------------------------------
  Total liabilities and stockholders'/
  members' equity                             $     97,990      81,092       29,669              208,751
                                              ==========================================================

See accompanying notes to pro forma combined financial statements.

                    AIR METHODS CORPORATION AND SUBSIDIARIES
                   PRO FORMA COMBINED STATEMENT OF OPERATIONS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
           (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                           HISTORICAL
                                                 -------------------------------
                                                                     ROCKY
                                                  AIR METHODS       MOUNTAIN        PRO FORMA               PRO FORMA
                                                  CORPORATION   HOLDINGS, L.L.C.   ADJUSTMENTS               COMBINED
                                                 --------------------------------------------------------------------
Revenue:
  Flight revenue                                 $     76,892             73,356        13,914   (t)         164,162
  Sales of medical interiors and aircraft parts         6,095              3,686          (191)  (r)           9,590
                                                 --------------------------------------------------------------------
    Total revenue                                      82,987             77,042        13,723               173,752
                                                 --------------------------------------------------------------------
Operating expenses:
  Flight centers                                       25,586             33,586                              59,172
  Bad debt expense                                     10,588                 --        13,914   (t)          24,502
  Aircraft operations                                  18,931             20,946                              39,877
  Cost of medical interiors and parts sales             4,449              3,058          (178)  (r)           7,329
  Aircraft rental                                       3,652              4,849                               8,501
  Depreciation and amortization                         4,221              3,036         1,026   (q)           8,283
  Loss on disposition of assets, net                       51                 --            68   (v)             119
  General and administrative                            7,685              4,836          (207)  (j)          10,670
                                                                                        (1,644)  (m)
                                                 --------------------------------------------------------------------
    Total operating expenses                           75,163             70,311        12,979               158,453
                                                 --------------------------------------------------------------------
    Operating income                                    7,824              6,731           744                15,299
Other income (expense):
  Interest expense                                     (1,287)            (2,185)         (565)  (c)          (6,675)
                                                                                        (2,070)  (d)
                                                                                          (245)  (e)
                                                                                           110   (i)
                                                                                          (433)  (s)
  Interest income                                          26                 28                                  54

  Other, net                                               89                (68)           68   (v)              89
                                                 --------------------------------------------------------------------
Income before income taxes                              6,652              4,506        (2,391)                8,767

Income tax expense                                      2,593                 --           825   (h)           3,418
                                                 --------------------------------------------------------------------
    Net income                                   $      4,059              4,506        (3,216)                5,349
                                                 ====================================================================
Basic income per common share                    $       0.45                                                   0.59
                                                 ====================================================================
Diluted income per common share                  $       0.44                                                   0.55
                                                 ====================================================================
Weighted average number of common
  shares outstanding:
    Basic                                           9,090,782                                              9,090,782
                                                 ====================================================================
    Diluted                                         9,250,558                          443,224             9,693,782
                                                 ====================================================================

See accompanying notes to pro forma combined financial statements.

                                       AIR METHODS CORPORATION AND SUBSIDIARIES
                                      PRO FORMA COMBINED STATEMENT OF OPERATIONS
                                    FOR THE YEAR ENDED DECEMBER 31, 2001(UNAUDITED)
                              (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                           HISTORICAL
                                                  -------------------------------
                                                   AIR METHODS    ROCKY MOUNTAIN     PRO FORMA               PRO FORMA
                                                   CORPORATION   HOLDINGS, L.L.C.   ADJUSTMENTS              COMBINED
                                                  --------------------------------------------------------------------
Revenue:
  Flight revenue                                  $     82,288             82,180        12,322   (t)         176,790
  Sales of medical interiors and aircraft parts          9,808              5,700          (662)  (r)          14,846
  Gain on disposition of assets, net                        --                 --           172   (u)             172
                                                  --------------------------------------------------------------------
    Total revenue                                       92,096             87,880        11,832               191,808
                                                  --------------------------------------------------------------------
Operating expenses:
  Flight centers                                        28,288             39,780                              68,068
  Bad debt expense                                       9,714                 --        12,322   (t)          22,036
  Aircraft operations                                   20,222             23,345                              43,567
  Cost of medical interiors and parts sales              7,362              3,433          (534)  (r)          10,261
  Aircraft rental                                        3,772              6,754                              10,526
  Depreciation and amortization                          5,239              4,055           (46)  (n)          10,612
                                                                                          1,364   (q)
  General and administrative                             9,781              4,688          (357)  (j)          14,112
                                                  --------------------------------------------------------------------
    Total operating expenses                            84,378             82,055        12,749               179,182
                                                  --------------------------------------------------------------------
    Operating income                                     7,718              5,825          (917)               12,626
Other income (expense):
  Interest expense                                      (1,945)            (3,468)         (753)  (c)          (9,662)
                                                                                         (2,760)  (d)
                                                                                           (327)  (e)
                                                                                            169   (i)
                                                                                           (578)  (s)
  Interest income                                          100                 62                                 162
  Other, net                                                75                230          (172)  (u)             133
                                                  --------------------------------------------------------------------
Income before income taxes                               5,948              2,649        (5,338)                3,259

Income tax expense (benefit)                              (615)                --        (1,049)  (h)          (1,664)
                                                  --------------------------------------------------------------------
    Net income                                    $      6,563              2,649        (4,289)                4,923
                                                  ====================================================================
Basic income per common share                     $       0.78                                                   0.58
                                                  ====================================================================
Diluted income per common share                   $       0.76                                                   0.54
                                                  ====================================================================
Weighted average number of common
  shares outstanding:
    Basic                                            8,421,671                                              8,421,671
                                                  ====================================================================
    Diluted                                          8,659,302                          443,224             9,102,526
                                                  ====================================================================

See accompanying notes to pro forma combined financial statements.

                    AIR METHODS CORPORATION AND SUBSIDIARIES
                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                   (UNAUDITED)


(1)  BASIS  OF  PRESENTATION
     -----------------------

     The accompanying unaudited pro forma combined financial statements are presented to reflect the acquisition of RMH by the Company using the purchase method of accounting whereby the acquisition cost will be allocated to the acquired assets and assumed liabilities based on their fair values.

     The accompanying unaudited pro forma combined balance sheet presents the historical financial information of the Company, as of September 30, 2002, as adjusted for the acquisition of RMH, as if the transaction had occurred on September 30, 2002. The accompanying unaudited pro forma combined statements of operations for the nine months ended September 30, 2002, and the year ended December 31, 2001, combine the historical operations of the Company with the historical operations of RMH as if the transaction had occurred on January 1, 2001. Certain reclassifications have been made to the historical RMH financial statement presentation to conform to the Company's basis of presentation. The Company accounts for aircraft maintenance expense on an accrual basis while RMH has accounted for aircraft maintenance expense on an as incurred basis. Even though the Company does not expect these differences in accounting treatment to be significant to its results of operations, such differences have not been quantified and are not reflected in the pro forma financial statements.

     These pro forma statements may not be indicative of the results that actually would have occurred if the combination had been in effect on the dates indicated or which may be obtained in the future. The Company has commenced workforce reductions subsequent to the acquisition and expects general and administrative expenses to decrease in excess of $2,500,000 annually as a result.

(2)  PRO  FORMA  ADJUSTMENTS
     -----------------------

     The purchase price of RMH totaled $36,200,000, including contingent consideration, and was allocated to the RMH aircraft based on preliminary estimates of fair value which are subject to change based on a final analysis of fair values. The unaudited pro forma combined financial statements reflect the following adjustments:

     (a)  Eliminate  RMH  goodwill  balance  as  of  September  30,  2002.

     (b)  Eliminate  RMH  equity  balances  as  of  September  30,  2002.

     (c) Record revolving credit facility draw downs used to finance the acquisition and the related interest expense at 4.75%. A change of 1/8% in the interest rate would result in a $15,000 change in interest expense for the nine months ended September 30, 2002, and a $20,000 change for the year ended December 31, 2001. The revolving credit facility provides for draw downs, up to a maximum of $35,000,000, which bear interest, at the Company's option, at either the Federal
          Funds rate plus 0.5% or a rate based upon the LIBOR rate plus an applicable margin, which may range from 1.75% to 3.0%.

     (d) Record the issuance of $23,000,000 of subordinated notes to finance the acquisition and the related interest expense. The notes are unsecured and bear interest at an annual rate of 12%.


     (e) Record fair value of $2,197,000 for stock purchase warrants issued to acquire 443,224 shares of the Company's common stock for nominal consideration and the related amortization as additional interest expense. The warrants were granted in connection with the issuance of the $23,000,000 subordinated notes and were recorded as a discount to the notes.

     (f) Record the amount of additional consideration that the Company believes is probable to be paid to the sellers dependent upon certain RMH future cash receipts.

                    AIR METHODS CORPORATION AND SUBSIDIARIES
           NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS, CONTINUED
                                   (UNAUDITED)


     (g) Eliminate accumulated depreciation and adjust RMH fixed assets to estimated fair market value based on the acquisition.

     (h) Record estimated income tax provision using the Company's estimated 39% effective corporate tax rate. Prior to the acquisition, RMH was a limited liability corporation, and net income was taxable directly to its shareholders. Because the acquisition was accounted for as an asset purchase for income tax purposes, no deferred tax asset or liability was recorded on the balance sheet related to the transaction.

     (i) Record the payoff of certain debt of RMH and the Company at the date of the acquisition. Eliminate related interest expense.

     (j) Eliminate certain management fees paid by RMH to the sellers prior to the acquisition that will not continue.

     (k) Record estimated costs incurred in connection with the acquisition consisting of $2,600,000 of debt origination costs and $1,000,000 of transaction closing costs. The costs include the fair value of warrants issued.

     (l) Record estimated accrued overhaul and parts replacement reserve for RMH aircraft fleet to conform to accrual method of accounting used by the Company.

     (m) Eliminate expenses incurred by RMH during the nine months ended September 30, 2002, in connection with the acquisition, including equity appreciation rights expense of $1,348,000 for which the obligation to pay was triggered by the RMH sale in 2002.

     (n) Eliminate amortization of RMH goodwill for the year ended December 31, 2001.

     (o) Record estimated severance payments to RMH employees terminated after the acquisition.

     (p) Record estimated future repair costs on aircraft or aircraft parts being repaired or overhauled at the date of acquisition.

     (q) Adjust depreciation to reflect the change in the acquired aircraft basis and an average estimated remaining life of 15 years.

     (r)  Eliminate  sales  of  medical  interiors  from  the  Company  to  RMH.

     (s) Record amortization of debt origination costs over the terms of the debt agreements.

     (t) Reclassify bad debt expense as a component of operating expense rather than as a reduction to revenue to conform to the Company's basis of presentation.

     (u) Increase revenue by gain on sale of property and equipment; eliminate gain on sale of property and equipment from other income.

     (v) Reclassify loss on sale of property and equipment as operating expense.

(3)  INCOME  PER  SHARE
     ------------------

     Pro forma basic earnings per share is computed by dividing pro forma net income by the weighted average number of common shares outstanding during the period. Pro forma diluted earnings per share is computed by dividing pro forma net income by all common shares and dilutive potential common shares outstanding during the period, including the effect of the warrants issued in connection with the acquisition.

================================================================================



     You should rely only on the information provided in this prospectus or any supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted.



                             AIR METHODS CORPORATION

                                  COMMON STOCK





                                  ____________

                                   PROSPECTUS
                                  ____________



                               January __, 2003




================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth various expenses in connection with the sale and distribution of the securities being registered, other than the underwriting discounts and commissions. All amounts shown are estimates except the Commission's registration fee.

Registration Fee--Securities and Exchange Commission. . . .  $     261
                                                             ---------
Legal Fees and Expenses . . . . . . . . . . . . . . . . . .     50,000
                                                             ---------
Accountants Fees and Expenses . . . . . . . . . . . . . . .     36,000
                                                             ---------
Miscellaneous . . . . . . . . . . . . . . . . . . . . . . .      4,000
                                                             ---------
Total . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  90,261
                                                             =========

     The Selling Stockholders have paid none of the expenses related to this offering.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Air Methods is incorporated in the State of Delaware. Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, other than by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Accordingly, Article VIII of the Air Methods' Certificate of Incorporation, as amended, provides that no director shall be liable to Air Methods or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Air Methods or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, or (d) for any transaction from which the director derived an improper personal benefit.

     Article IX of the Air Methods Certificate of Incorporation, as amended, provides directors and officers of Air Methods shall be indemnified to the full extent permitted by Delaware law for any liability resulting from service as a director or officer of Air Methods.

     We maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been a director or officer of Air Methods.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     In consideration for certain investor relations consulting and other services provided by RCG, the Company has issued to RCG two warrants. First, on June 29, 2000, the Company issued to RCG a warrant to purchase up to 25,000 shares of the Company common stock, at an exercise price of $3.15 per share. The right to purchase the shares under this warrant expires on July 1, 2005. This warrant is currently exercisable. Second, on August 7, 2002, the Company issued to RCG an additional warrant to purchase up to 25,000 shares of Company common stock, at an exercise price of $6.60 per share. One third of the warrant will vest on April 7, 2003, one third of the warrant will vest on the December 7, 2003, and the remaining one third will vest on August 7, 2004. The right to purchase the shares under this warrant expires on August 8, 2007. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

     In connection with the issuance of $23 million aggregate principal amount of Subordinated Notes issued to PCP and PCPMF, on October 16, 2002, the Company issued to PCP a warrant to purchase up to 429,019 shares of the Company common stock and to PCPMF a warrant to purchase up to 14,205 shares of the Company common stock, each at an exercise price of $0.06 per share. The right to purchase these shares under both of these warrants expires on the later of October 16, 2008 or thirty days following notice of expiration sent by the Company. Each warrant is currently exercisable. The Company agreed to file, by December 30, 2002, a registration statement relating to the resale of the shares, use its best efforts to have the registration statement be declared effective within 90 days of the earlier of the date this registration statement is filed and December 30, 2002, and remain effective until such time as the earlier of, among other things, the date on which all the securities issued to PCP, PCPMF, or their successors can be sold under Rule 144 of the Securities Act without volume limitations or have been sold. If the Company fails to comply with these registration requirements, it will be required to pay penalties to PCP and PCMF (allocated on the basis of their warrant ownership) at a rate equal to 0.25% per annum of the principal amount of the $23 million Subordinated Notes (calculated on the basis of a 360-day year) for the first 30 days after such failure to comply and increasing by an additional 0.25% per annum at the beginning of each subsequent 30-day period; provided that, at no time will the aggregate rate exceed 2.00% per annum. PCP and PCMF have agreed to waive any defaults under the terms of the Subordinated Notes arising as a result of the failure to file a registration statement through January 10, 2002, subject to the payment of the above described penalties by the Company. One representative of PCP and its affiliate, PCPMF, is permitted to participate in all Company board meetings as an observer. If the Company issues equity securities in the future (other than in a public offering), any holder of unexercised warrants is entitled to pre-emptive rights to participate in that offering to maintain the percentage ownership represented by the unexercised warrants. These transactions were exempt from registration pursuant to Section 4(2) of the Securities Act.

     In connection with certain services rendered by Americas Partners (AP) in connection with acquisition of RMH, the Company has issued to AP a stock purchase warrant. The warrant provides AP with the right to purchase up to 100,000 shares of the Company common stock, at an exercise price of $5.28 per share. The right to purchase the shares under this warrant expires on October 16, 2007. The warrant is currently exercisable. This transactions was exempt from registration pursuant to Section 4(2) of the 1933 Act.

     ITEM 16.  EXHIBITS.

Exhibit
  No.          Description of Exhibit
 ----          ----------------------
 2.1           Membership Interest Purchase Agreement, dated June 6, 2002, among the Company; Rocky Mountain Holdings, L.L.C.; Rocky Mountain
               Holdings, Inc.; and AMC Helicopters, Inc. (1)

 4.1 Letter, dated June 29, 2000, between RCG Capital Markets Group, Inc. and Air Methods Corporation. (2)

 4.2 Letter, dated August 7, 2002, between RCG Capital Markets Group, Inc. and Air Methods Corporation. (2)

 4.3 Common Stock Purchase Warrant, dated October 16, 2002, between the Company and Prudential Capital Partners, L.P. (3)

 4.4 Common Stock Purchase Warrant, dated October 16, 2002, between the Company and Prudential Capital Partners Management Fund, L.P.
               (3)

 5.1           Opinion of Davis Graham & Stubbs LLP (4)

10.8 Revolving Credit and Security Agreement between PNC Bank, National Association (As Lender and As Agent) with Air Methods Corporation, Rocky Mountain Holdings, L.L.C., Mercy Air Service, Inc., and ARCH Air Medical Service, Inc. (Borrowers), dated October 16, 2002 (3)

10.9 Securities Purchase Agreement between Air Methods Corporation, ARCH Air Medical Service, Inc., Mercy Air Service, Inc., and Rocky Mountain Holdings, L.L.C. and Prudential Capital Partners, L.P. and Prudential Capital Partners Management Fund, L.P., dated October 16, 2002 (3)

10.10 Stockholders' Agreement by and between Air Methods Corporation and Prudential Capital Partners, L.P. and Prudential Capital Partners Management Fund, L.P., dated October 16, 2002 (3)

10.11 Senior Subordinated Note, dated October 16, 2002, between Air Methods Corporation, Rocky Mountain Holdings, L.L.C., Mercy Air Service, Inc., ARCH Air Medical Service, Inc., and Prudential Capital Partners, L.P. (3)

10.12 Senior Subordinated Note, dated October 16, 2002, between Air Methods Corporation, Rocky Mountain Holdings, L.L.C., Mercy Air Service, Inc., ARCH Air Medical Service, Inc., and Prudential Capital Partners Management Fund, L.P. (3)

21             List of Subsidiaries (2)

23.1           Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)
               (4)

23.2           Consent of KPMG LLP (4)

23.3           Consent of PricewaterhouseCoopers LLP (4)

24.1           Power of Attorney (2)

_________________
(1) Filed as an exhibit to the Company's Current Report on Form 8-K dated April 25, 2002, and incorporated herein by reference.
(2)  Previously filed.

(3) Filed as an exhibit to the Company's Current Report on Form 8-K dated October 31, 2002, and incorporated herein by reference.
(4)  Filed herewith.

ITEM 17.  UNDERTAKINGS.

     (a)  We hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

          provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c)  We hereby undertake that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, State of Colorado, on January 22, 2003.

                                     AIR METHODS CORPORATION

                                     By:  /s/  George W. Belsey
                                        ----------------------------------------
                                     Name:  George W. Belsey
                                     Title: Chairman and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                Title                          Date
     ---------                -----                          ----


/s/ George W. Belsey          Chairman of the Board          January 22, 2003
---------------------------   Chief Executive Officer
George W. Belsey              (Principal Executive Officer)


/s/ Aaron D. Todd             Director,                      January 22, 2003
---------------------------   Chief Financial Officer
Aaron D. Todd                 Secretary and Treasurer
                              (Principal Financial Officer)


         *                    Director                       January 22, 2003
---------------------------
Ralph J. Bernstein


         *                    Director                       January 22, 2003
---------------------------
Samuel H. Gray


         *                    Director                       January 22, 2003
---------------------------
Carl H. McNair, Jr.


         *                    Director                       January 22, 2003
---------------------------
Lowell D. Miller, Ph.D.


         *                    Vice-Chairman of the Board     January 22, 2003
---------------------------
Donald R. Segner


         *                    Director                       January 22, 2003
---------------------------
Morad Tahbaz

         *                    Principal Accounting Officer   January 22, 2003
---------------------------
Sharon J. Keck

     *Aaron D. Todd, by signing his name hereto, signs this document on behalf of each of the persons indicated by an asterisk above pursuant to a power of attorney duly executed by each such persons and previously filed with the Securities and Exchange Commission as part of the registration statement.

Date:  January 22, 2003                    /s/ Aaron D. Todd
                                           ---------------------------------
                                           Aaron D. Todd, Attorney-In-Fact

                                  EXHIBIT INDEX


Exhibit
 No.          Description of Exhibit
----          ----------------------

5.1           Opinion of Davis Graham & Stubbs LLP

23.1          Consent of Davis Graham & Stubbs LLP (included in Exhibit 5.1)

23.2          Consent of KPMG LLP

23.3          Consent of PricewaterhouseCoopers LLP